

A10 Networks, Inc.

Annual Report

2023

A10 Headquarters

A10 Networks
2300 Orchard Pkwy,
San Jose, CA 95131

Phone: +1 (408) 325-8668
Fax: +1 (408) 325-8666
A10Networks.com

Letter from the CEO, Dhrupad Trivedi



To Our Stockholders

The tech industry, as well as the larger economy, faced significant challenges last year as inflation continued to rise through the previous two years, and along with it, interest rates. This had a dampening effect on technology investments with certain segments of our customer-base.

As broadly reported, service provider investment slowed, and we experienced longer sales cycles. Conversely, enterprise spending accelerated as organizations sought to take advantage of hybrid infrastructures to address growth needs, deliver a strong and secure customer experience and manage costs effectively. To that end, we recognize the need to grow our enterprise business faster to capture this growth and offset spending irregularities with service providers.

We also need to rapidly expand our cybersecurity portfolio, a key focus area for 2024, to continue to capture share of investment, which shows no sign of slowing as cyberattacks have become a daily reality for a vast majority of our customers.

Despite these economic forces, A10 continues to deliver solid execution and our diversified business model helps us navigate these challenging periods better than peer companies. In 2023, we acted quickly to adapt to the changing environment, allocate resources and apply them to the most strategic opportunities for growth. We continued to drive operating efficiencies, reducing our cost structure and maintaining profitability.

Our key focus areas position us to capitalize on sustainable and high-growth opportunities.

Drive greater share in cybersecurity: Cybersecurity technology spending continues to grow as organizations in every sector experience a rapidly expanding threat landscape. Our customers have a critical need to protect their networks from these attacks. We have increased R&D investment in new and enhanced security solutions to help customers detect and mitigate cyberattacks on their mission-critical networks, maintain uptime, and deliver the best customer experience possible.

Accelerate growth in the enterprise: Economic realities, data sovereignty requirements and the need to deliver outstanding customer experiences are driving increased adoption of hybrid infrastructures globally. A10 is in a strong position to grow our share of wallet in the enterprise segment by providing hybrid solutions that enable our customers to secure and manage their infrastructures in a cost-effective manner.

Maintain leadership with service providers: As service provider spending rebounds, A10's leadership in securing and expanding broadband networks will set us up for success in helping our customers grow sustainable businesses and deliver services to more underserved or unserved communities.

Excellence in execution: A turbulent economic environment makes excellence in execution that much more critical. Our teams are focused on continuous productivity and cross-company collaboration to solve key challenges. We operate with a growth mindset to drive innovation, experimentation and to exploit successes that can lay the foundation for long-term growth and profitability.

As we look toward the coming year, I am optimistic that the economic outlook will improve as inflation slows and technology investment, particularly in hybrid infrastructures and cybersecurity, expands. We are well-positioned to return to revenue growth and maintain strong profitability. We continue to be singularly focused on our mission of helping enable business-critical networks that are secure, available, and efficient.

Thank you for your continued support.



Dhrupad Trivedi
President, Chief Executive Officer and Chairperson
A10 Networks

Forward-looking Statements

We have included in this letter "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, remain, may, will, provide, could and should and the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to, statements regarding industry trends, our company vision, positioning, strategy, focus, growth, and economic outlook.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on assumptions that may prove to be incorrect, which could cause actual results to differ materially from those expected or implied by the forward-looking statements. Factors that may cause actual results to differ include the risks discussed in "Risk Factors" in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K and quarterly reports on Form 10-Q. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-36343



A10 NETWORKS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-1446869**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

2300 Orchard Parkway, San Jose, California 95131
(Address of Principal Executive Offices and Zip Code)

(408) 325-8668
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.00001 Par Value	ATEN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $1,017.7 million, based upon the closing sale price of such stock on the New York Stock Exchange. Solely for purposes of this disclosure, shares of common stock held by executive officers and directors of the Registrant as of such date, as well as shares held by entities affiliated with our executive officers and directors, have been excluded because such persons may be deemed to be affiliates. This determination of executive officers and directors as affiliates is not necessarily a conclusive determination for any other purposes.

As of February 16, 2024, the number of outstanding shares of the registrant's common stock, $0.00001 par value per share, was 74,495,333.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Stockholders' Meeting, which the registrant expects to file with the Securities and Exchange Commission within 120 days of December 31, 2023, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K.

[THIS PAGE INTENTIONALLY LEFT BLANK]

A10 NETWORKS, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

- our ability to provide customers with improved benefits relating to their existing products and applications;

- our ability to maintain an adequate rate of revenue growth and other factors contributing to such growth;

- our ability to successfully anticipate market needs and opportunities;

- our business plan and our ability to effectively manage our growth and business operations;

- our plans to strengthen our sales efforts;

- our expectations with respect to recognizing revenue related to remaining performance obligations;

- our plans to introduce new products;

- loss or delay of expected purchases by our largest end-customers;

- our ability to further penetrate our existing customer base;

- our ability to displace existing products in established markets;

- continued growth in markets relating to our networking and network security;

- our ability to timely and effectively scale and adapt our existing technology;

- our ability to innovate new products and bring them to market in a timely manner;

- our ability to conduct business internationally and any related impact on profitability;

- the effects of increased competition in our market and our ability to compete effectively;

- the effects of seasonal trends on our results of operations;

- our expectations concerning relationships with third parties;

- our expectations with respect to the realization of our tax assets and our unrecognized tax benefits;

- our plans with respect to the repatriation of our earnings from our foreign operations;

- the attraction, retention and growth of qualified employees and key personnel;

- our ability to maintain profitability while continuing to invest in our sales, marketing, product development, distribution channel partner programs and research and development teams;

- our expectations regarding our future costs and expenses;

- our expectations with respect to liquidity position and future capital requirements;

- our exploration of strategic alternatives;

- variations in product mix or geographic locations of our sales;

- our stock repurchase program and our quarterly cash dividends;

- our expectations regarding our properties and related costs;

- fluctuations in currency exchange rates;

- tariffs affecting us;

- increased cost requirements of being a public company, including related to environmental, social and governance matters, and future sales of substantial amounts of our common stock in the public markets;

- *the cost and potential outcomes of litigation;*

- *our ability to protect against or adequately remedy security breaches in a timely or capital efficient manner;*

- *our ability to maintain, protect, and enhance our brand and intellectual property;*

- *future acquisitions of or investments in complementary companies, products, services or technologies; and*

- *our ability to effectively integrate operations of entities we have acquired or may acquire.*

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: execution risks related to closing key deals and improving our execution; the continued market adoption of our products; our ability to successfully anticipate market needs and opportunities; our timely development of new products and features; our ability to maintain profitability; any loss or delay of expected purchases by our largest end-customers; our ability to maintain or improve our competitive position; competitive and execution risks related to cloud-based computing trends; our ability to attract and retain new end-customers and our largest end-consumers; our ability to maintain and enhance our brand and reputation; changes demanded by our customers in the deployment and payment model for our products; continued growth in markets relating to networking and network security; the success of any future acquisitions or investments in complementary companies, products, services or technologies; the ability of our sales and other teams to execute well; our ability to shorten our close cycles; the ability of our channel partners to sell our products; variations in product mix or geographic locations of our sales; risks associated with our presence in international markets; any unforeseen need for capital which may require us to divert funds we may have otherwise used for the dividend program or stock repurchase program; a significant decline in global macroeconomic or political conditions that have an adverse impact on our business and financial results; business interruptions related to our supply chain; our ability to manage our business and expenses if customers cancel or delay orders; weaknesses or deficiencies in our internal control over financial reporting; and our ability to timely file periodic reports required to be filed under the Securities Exchange Act of 1934, as well as other risks identified in the "Risk Factors" section of this Report.

In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Any forward-looking statements made by us in this report speak only as of the date of this report, and we do not intend to update these forward-looking statements after the filing of this report, except as required by law.

Our investor relations website is located at https://investors.A10networks.com. We use our investor relations website, our company blog (https://www.a10networks.com/blog) and our corporate X (formerly Twitter) account (https://x.com/A10Networks) to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website, our company blog and our corporate Twitter account, in addition to following press releases, SEC filings and public conference calls and webcasts. We also make available, free of charge, on our investor relations website under "SEC Filings," our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.

RISK FACTOR SUMMARY

Risks Related to Our Business, Operations and Industry

- *anticipating market needs and opportunities, and market adoption of our products;*

- *timely development and deployment of new products and features;*

- *maintaining profitability;*

- *variability in our operating costs and results;*

- *our reliance on shipments at the end of the quarter;*

- *intense competition and maintaining or improving our competitive position;*

- *cloud-based computing trends;*

- *maintaining and enhancing our brand and reputation;*

- *a limited number of end-customers comprise a significant portion of revenue;*

- *changes demanded by customers in our deployment and payment models;*

- *large end-customers demanding more favorable terms and conditions;*

- *fluctuations in our gross margin;*

- *significant revenue from international sources;*

- *risks associated with continued expansion of our international operations;*

- *hiring, retaining and motivating qualified personnel;*

- *exploration of strategic alternatives;*

- *adverse economic conditions resulting in reduced technology spending;*

- *our dependence on third-party manufacturers;*

- *limited supply sources, supply shortages and changes;*

- *real or perceived defects, errors or vulnerabilities in our operations, products or services;*

- *warranty claims, returns, liability and defects;*

- *undetected software and hardware errors;*

- *use of open source software;*

- *interoperability challenges with systems developed by others;*

- *prevention of inventory excesses or shortages;*

- *our ability to sell products dependent on quality support and services;*

- *maintaining high-quality support and services;*

- *product conformity with industry standards, legal and compliance related requirements;*

- *our dependence on third-party or other information technology systems;*

- *potential future acquisitions;*

- *credit risk of distribution partners and customers;*

- *risk of cyberattacks and other information or security breaches; and*

- *earthquakes, fires, power outages, floods, criminal activities, acts of war and terrorism.*

Risks Related to Intellectual Property, Litigation, Laws and Regulations

- *litigation and claims regarding our intellectual property rights;*

- *protecting our intellectual property rights;*

- *U.K. and other political developments including Brexit and changes of legal requirements;*

- *enhanced U.S. tariffs, import/export restrictions, Chinese regulations, trade barriers;*

- *protecting and securing confidentiality of data, trade secrets and personally identifiable information;*

- *costs of protecting against or otherwise addressing security breaches;*

- *adequacy of protection of personal data;*

- *sales to governmental organizations;*

- *compliance with governmental laws and regulations;*

- *governmental export and import controls;*

- *environmental laws and regulations;*

- *limitations on use of net operating loss carryforwards;*

- *changes in tax laws or regulations or, adverse outcomes to tax return examinations;*

- *changes in generally accepted accounting principles;*

- *our ability to maintain effective internal controls;*

- *our charter and Delaware law could discourage takeover attempts leading to management entrenchment;*

- *certain stockholder actions governed by the Court of Chancery of the State of Delaware; and*

- *increasing attention on environmental, social and governance matters.*

Risks Related to Capitalization and Financial Markets

- *fluctuations in foreign currency exchange rates;*

- *ownership concentration of our common stock;*

- *our ability to raise additional funds and stockholder dilution;*

- *volatility of the price of our common stock;*

- *potential substantial sales of common stock in the public markets;*

- *reports by security and industry analysts,*

- *changes to our dividend program; and*

- *our stock repurchase programs.*

PART I

Item 1.   Business

Overview

We are a leading provider of networking solutions that enable next-generation networks focused on reliability, availability, scalability and cybersecurity. Our portfolio supports customers operating in the cloud, on-premise or in hybrid environments providing rapid return on their investment as well as investment protection with best-in-class technical performance. As cyber-attacks increase in volume and complexity, we integrate security as a key attribute in essentially all our solutions that further enable our customers to continue to adapt to market trends in the cloud, internet of things and the ever-increasing need for more efficient data processing, building upon our strong global footprint and leadership in application and network infrastructure. Our customers include leading service providers (cloud, telecommunications, multiple system operators, cable), government organizations, and enterprises.

Industry Trends & Market Drivers

The digitization of business has made applications a critical ingredient in virtually every aspect of operations. The safety and efficiency of applications can directly impact business and financial performance, and security shortfalls can impact brand value and customer retention. The application networking and security industry is experiencing dynamic shifts in the way applications are developed, delivered, monetized and protected. Innovation in artificial intelligence (''AI'') is driving new ways to gain application delivery efficiency and enhance protection. Our corporate strategy and technology address these evolving trends and the needs of our customers and industry, including:

Increased Adoption of Cloud Applications. For decades, businesses operated with applications based in physical, appliance-based data centers. While these traditional applications remain central to businesses around the world, a new genre of cloud-based applications is emerging, presenting new opportunities and challenges that require organizations to reassess the visibility, performance and security of their applications. Some of these challenges relate to how a business effectively manages secure application services across various data centers and cloud types, whether private, public or hybrid clouds. Over time, more and more applications may be born or provided in the cloud, while some applications that existed in traditional data centers may migrate to clouds as well. To address this shift, businesses will need solutions that bridge both traditional and cloud-based application environments and centrally manage all secure application services holistically in this multi-cloud world.

Increased Network Complexity and New Infrastructure Paradigms. Traditional IT vendors may need to shift from hardware-centric models to software-defined approaches across several operating environments to improve agility for critical applications, and subsequently, their business operations. Enabling product portfolios to adapt and diversify to include newer virtualized software, container-based software and cloud-based offerings are key factors determining future market leadership and competitive landscapes.

Growing Importance of Automation, Orchestration. As applications increasingly move to a multi-cloud environment, the deployment of orchestration and automation tools enable efficient automation for the deployment and operations of security and application services. There is a need for increased operational efficiency and agility, improved detection and reporting of security anomalies, enhanced end-user experiences and reduced total cost of ownership (''TCO''), simplified management of distributed application services, improved capacity planning and optimized multi-cloud software lifecycle management. By deploying newly developed secure application delivery automation and predictive analytics tools, enterprises can visualize their application performance, detect anomalous trends and automate their application delivery and network security.

The Rise of DDoS Attacks and use of Artificial Intelligence. The cyberthreat landscape continues to plague enterprises and society as a whole. Malicious actors and cybercriminals such as hacktivists, amateur hackers, and foreign military and intelligence organizations target data centers of every type. Distributed Denial of Service (''DDoS'') attacks are increasing in size, frequency, complexity and notoriety. IT defenders are faced with the increasing sophistication of adversaries who are responsible for the size and frequency of these attacks.

A DDoS attack seeks to render a target network or website unavailable by orchestrating coordinated attacks from massive worldwide networks of compromised endpoints, called botnets. Compromised endpoints can be

computing devices or "Internet of Things" driven devices like video cameras. Any internet-connected device can be vulnerable to hackers and utilized as part of a botnet. Innovations in AI enable security teams to temper the rise in DDoS attack signals and apply techniques that accurately address compromised endpoints in a rapid manner.

Rapid growth of TLS, SSL, Encrypted Applications and Hidden Threats. Many applications use Transport Layer Security ("TLS") and Secure Sockets Layer ("SSL") protocols. Cyber criminals exploit the protocol to hide malicious malware within encrypted channels and carry out attacks against businesses and users. This malicious trend drives demand for greater visibility within SSL-encrypted channels. Businesses need a way to decrypt traffic and apply outbound security policies efficiently, and require an effective way to inspect, identify, and remediate malicious traffic, then re-encrypt traffic and deliver it quickly to its destination. Conducting this process efficiently without placing a "security performance tax" on the user experience is a capability valued by our customers.

The Advent of 5G Networks and a Smart World. The growing deployment of commercial 5G networks will bring massive increases in network throughput and significant new business opportunities for mobile carriers and others. It will also require a new generation of security infrastructure capable of handling the growing capacity requirements and complex management needs of 5G networks. Capacity requirements increase dramatically in 5G networks due to substantial increases in concurrent sessions, lower packet size and higher connections per second. Operators must dramatically lower latency, reduce total cost of ownership, and improve efficiency which may require advanced consolidation of network functions at the core. Meanwhile, the scope and size of DDoS attacks may also increase dramatically with the proliferation of connected devices and traffic, due in large part to the expansion of Internet of Things ("IoT")/Machine-to-Machine traffic coming from new 5G-delivered Smart World applications. To address these requirements, mobile and other operators will need new solutions that provide hyperscale and increased performance, richer feature sets, and rich automation, analytics and threat intelligence.

Need for Advanced Multi-Cloud Secure Application Service Solutions. To address these challenges, advanced and integrated solutions for managing secure application services across businesses' application environments are needed. Of the many solution requirements, some of the more critical include:

- ***Ability to Centrally Manage Traditional and Cloud Environments.*** As more applications are provided in the cloud, and they operate alongside traditional applications supported by on-premise and appliance-based data centers, application delivery and security solutions will be called upon to span traditional and cloud-based environments. In doing so, solutions must centrally control and manage secure application services across any combination of traditional data centers and a myriad of different clouds. To support data centers and different cloud types, solutions require a variety of form factors: hardware, software (i.e., virtual, bare metal and containers) and cloud-based offerings.

- ***Clear Visibility and Sophisticated Analytics.*** The effectiveness of application performance and security depends greatly on the level of visibility a business has into its application traffic. That visibility should effectively span any number of data centers and cloud types to provide a holistic view of security threats and performance issues affecting applications. The deeper and clearer the visibility, the better the analytics and actionable information that can be applied to enhancing application performance and protection. Secure application service solutions should provide solid visibility and per-app analytics.

- ***Ability to Scale.*** Performance and security at scale are highly desirable to our customers given today's dynamic application environments. Customers want solutions that analyze application traffic quickly and enhance performance and security in traditional and cloud-based application environments in a centrally managed manner. With the rapid adoption of IoT devices, and the advent of 5G, we believe a solution's ability to perform at scale will be increasingly important.

- ***Sophisticated Security Functionality.*** Secure application service solutions must leverage machine learning and AI to rapidly detect and mitigate sophisticated cybersecurity threats, such as malicious threats hiding in encrypted traffic and DDoS attacks. To defend against the rising volume of sophisticated cyber-attacks, customers want solutions that provide exceptional performance and scale without dramatically increasing footprint and total cost of ownership.

Product Portfolio

Our product portfolio seeks to address many of the aforementioned challenges and solution requirements. The portfolio consists of six secure application solutions and two intelligent management and automation tools.

Our software solutions are available to be delivered in a variety of form factors, such as embedded in optimized hardware appliances, as bare metal software, containerized software, virtual appliances and cloud-native software. While our revenue to date has predominantly derived from delivery of our proprietary software on a perpetual license basis embedded in optimized hardware, this model has begun to evolve in various ways including among others, term licenses, subscriptions, and software-only models. Our comprehensive and flexible application solutions portfolio, combined with our Harmony Controller, positions us to address the growing need for shifting workloads to a mix of private clouds and public clouds. A10 Harmony Controller is built on microservices and container technologies and offers a multi-tenant, highly scalable controller architecture that incorporates real-time and predictive analytics at the application level and central management and orchestration of secure application services across hybrid environments, from physical data centers to public, private and hybrid clouds.

The following is an overview of our portfolio:

Secure application solutions:

1. Thunder Application Delivery Controller ("ADC")

2. Thunder Carrier Grade Networking ("CGN")

3. Thunder SSL Insight ("SSLi")

4. Thunder Convergent Firewall ("CFW")

Intelligent management and automation tool:

1. Harmony Controller

A10 Defend Suite of Products:

1. A10 Defend Threat Control

2. A10 Defend Orchestrator (formerly aGalaxy management system)

3. A10 Defend Detector

4. A10 Defend Mitigator (formerly Thunder TPS)

The following is a further overview of our portfolio:

Secure Application Solutions

1. *Thunder Application Delivery Controller*. Thunder ADC provides advanced server load balancing, including global server load balancing, high availability, aFleX scripting, aVCS, ADP multi-tenancy, SSL, offload, acceleration, caching and compression, web application firewall ("WAF"), domain name server ("DNS") application firewall ("DAF") and others. ADCs are typically deployed in front of a server farm within a data center, including web, application and database servers.

2. *Thunder Carrier Grade Networking*. Thunder CGN extends the life of increasingly scarce IPv4 address blocks and their associated infrastructure using Carrier-Grade network address translation ("CGNAT"), and also provides translation solutions to the IPv6 addressing standard. Our CGN solution is typically deployed in service provider networks to provide standards-compliant address and protocol translation services between varying types of IP addresses. It has been successfully implemented by many large service providers and enterprises around the world.

3. *Thunder SSL Insight*. Thunder SSLi focuses on the inherent blind spots created by SSL encryption by offloading CPU-intensive SSL decryption functions that enable security devices to inspect and remove malware within encrypted traffic. Thunder SSLi decrypts SSL-encrypted traffic and forwards it to a third-party security device, such as a firewall, for deep packet inspection ("DPI"). Once the traffic has been analyzed and scrubbed, Thunder SSLi re-encrypts the traffic and forwards it to its intended destination.

4. *Thunder Convergent Firewall.* Thunder CFW addresses multiple critical security capabilities in one package by consolidating multiple security and networking functions in a single appliance, helping customers significantly lower capital and operating expenses. Its performance and scale deliver superior value to customers, all within a small form factor, and streamlines customer operations with a cloud-ready programmable platform.

Thunder CFW includes:

- A high-performance Secure Web Gateway with integrated explicit proxy, URL filtering and SSL visibility, enabling security policy enforcement for outbound HTTP/HTTPS client traffic. Our solution includes a Cloud Access Proxy to provide scalability, performance, and security to overcome deployment and operational challenges.

- A high-performance data center firewall with integrated network denial-of-service protection and server load balancing, which provides a Layer 4 stateful firewall and Layer 7 application-level gateway functionality for protecting data center applications from emerging network and DDoS threats.

- A high-performance Gi/SGi firewall with integrated network DDoS, CGNAT, ADC and application visibility. The Gi/SGi firewall protects the mobile operator infrastructures from Internet-based DDoS and other security threats.

- A high-performance IPsec VPN, a security product designed to strengthen security postures and protect application data.

Intelligent Management and Automation Tool

1. *Harmony Controller.* Harmony Controller provides intelligent management, automation and analytics for secure application delivery in multi-cloud environments to help simplify operations. Infrastructure and application operations teams can centrally manage and automate configuration and application policies for our Thunder and Lightning application and security services, such as load balancing, application delivery, web application firewall, SSL decryption, Gi/SGi firewall, Carrier Grade NAT and Cloud Access Proxy solutions. Configuration and control can also be automated via application program interface ("API") and integrated with orchestration systems used within organizations. In addition, the Harmony Controller provides comprehensive infrastructure and per-application metrics and analytics for performance and security monitoring, anomaly detection and faster troubleshooting. The container-based, microservices architecture allows controller capacity to be scaled without interrupting operations. Our Harmony Controller is available in two deployment models: A10 managed software-as-a-service ("SaaS"), or as a self-managed, on-premise deployment.

A10 Defend Suite of Products

1. *A10 Defend Threat Control.* A10 Defend Threat Control is a standalone SaaS platform that proactively establishes a robust first layer of defense by offering actionable analytics and blocklists. Defend Threat Control is based on proprietary A10 research.

2. *A10 Defend Orchestrator (formerly aGalaxy management system).* A10 Defend Orchestrator integrates with A10 Defend Detector and A10 Defend Mitigator for intelligent and automated DDoS protection, providing a centralized point of control for seamless DDoS defense management and execution. A10 Defend Orchestrator is designed to help lower operational costs by freeing up staff from repetitive tasks while increasing precision and accuracy with centralized and automated tasks, reducing the potential for human error. A10 Defend Orchestrator highlights included advanced workflow and automated defense capabilities.

3. *A10 Defend Detector.* A10 Defend Detector is our high-performance Netflow, Sflow, IPFIX-based DDoS detector and is used to easily manage the scale and heterogenous nature of SP networks, resulting in a unified DDoS protection solution. Defend Detector can be used by SPs to deliver DDoS services to downstream customers.

4. *A10 Defend Mitigator (formerly Thunder TPS). A10 Defend Mitigator is our h*igh precision, automated, scalable, and intelligent DDoS mitigation solution that is delivered as hardware or virtual appliances ranging from 1Gbps to over 1Tbps. A10 Defend Mitigator is typically deployed at the perimeter of the

networks to protect internal network resources from large-scale, volumetric and multi-vector attacks. In 2017, we enhanced the A10 Defend Mitigator solution with the launch of a dedicated detector function, improved workflow and automation in A10 Defend Orchestrator. In 2018, we enhanced our detection capabilities with the One-DDoS solution, which enables Thunder ADC, CGN, and CFW solutions to act as in-line detectors to enhance application and infrastructure detection. We also added A10 Defend Mitigator Dynamic Attack Pattern Recognition ("DAPR") for automatic attack learning, to identify and thwart zero-day attacks, and enhanced machine learning ("ML") with always-on adaptive learning. Defend Mitigator is augmented by the A10 Threat Control and software licensed from ThreatSTOP, Inc., which can block known bad connections (i.e., IP addresses) from entering protected networks.

Product Form Factors

Our products are offered in a variety of form factors and payment models, including physical appliances and perpetual and subscription-based software licenses, as well as pay-as-you-go licensing models and FlexPool, a flexible consumption-based software model. FlexPool allows businesses to flexibly allocate and re-distribute capacity across applications, multiple clouds and data centers.

Thunder Series: ADC, CGN, TPS, SSLi, and CFW products are available on the Thunder Series family of physical appliances. The Thunder Series products support throughput ranges from 200 Mbps to 550 Gbps. The appliance family provides a variety of other security and performance options.

vThunder virtual appliances operate on all major hypervisor platforms, including VMware, Microsoft Hyper-V and Linux KVM. vThunder is also available from cloud providers like Amazon Web Services ("AWS"), Microsoft Azure, Google Cloud Compute ("GCP") and service providers. The vThunder Series products support throughput ranges from 200 Mbps to 100 Gbps.

Thunder for Bare Metal is a software version of our ADC and CGN solutions that is designed to run on a variety of Intel x86 servers, allowing the customer to design and select their own hardware platform.

Thunder container is software that can be deployed as a container for cCGN, cADC and cTPS on customers' own hardware platforms and OS stacks.

Underlying Technology

Since our inception, our solutions have been known for their high performance and scalability in some of the largest and most demanding networks. The value and significance of our high-performance offerings reside in our portfolio's underlying software operating system. With the exception of Lightning ADC, our products are built on the Advanced Core Operating System ("ACOS") platform and leverage its performance optimization and security features.

The ACOS platform is optimized for modern 64-bit central processing units ("CPUs"), which increasingly have multiple parallel processing cores that operate within a single CPU for higher efficiency and performance scalability. To maximize the capabilities of these increasingly dense multi-core CPUs, ACOS implements a proprietary shared memory architecture that provides all cores with simultaneous access to common memory. This shared memory software architecture enables our products to utilize these multi-core CPUs efficiently and scale performance with increasing CPU cores. As a result, ACOS provides customers with products that can deliver superior price performance benefits over products that lack these capabilities.

ACOS' high-performance design enables our products to address a wide range of performance-driven networking challenges. The flexible software design of ACOS allows us to apply our portfolio to a variety of markets for a variety of needs. Some notable details about ACOS include:

High Performance and Intelligent Network Input/Output ("I/O") Processing. In order to maximize the efficiency of high density, multi-core processors, we have developed a high-performance intelligent network I/O technology that can balance application traffic flows equitably across processor cores. Our Flexible Traffic Accelerator logic can be implemented either as software running within a standard x86 processor or a Field Programmable Gate Array ("FPGA") semiconductor. Our Flexible Traffic Accelerator ("FTA") also performs certain hardware-based security checks for each packet and can isolate suspicious traffic before it can impact system performance.

Scalable and Efficient Memory Usage. To improve the performance of the multi-core processor architecture, we have developed a shared memory technology to allow processors to share common memory and the state of

the system simultaneously. This avoids the overhead associated with Inter-Processor Communication architectures deployed in first-generation approaches. We optimize memory to be visible to processor cores simultaneously, while minimizing communication overhead and contention among processors for allocated memory space. All processors share a common memory pool, which dynamically allocates memory space based on application processing requirements without constraints. Customers can achieve greater performance and scalability from memory and processor resources because configurations, policies and network databases are efficiently stored within a shared memory architecture.

Optimized Application Networking and Security. Once data is processed and placed into a shared memory, a processor can begin to apply ACOS common services and function-specific logic. To enable every processor utilized to perform key functions and thereby achieve greater system utilization, ACOS uses processor cores symmetrically for functions and services. The ACOS common services perform a set of key operational functions, including configuration management, network I/O, aFleX scripting, Virtual Chassis System ("aVCS"), aXAPI for management integration, Application Delivery Partitions ("ADPs"), virtualization to enable multi-tenancy, and common resource management such as buffer, system memory, timer management and other internal system management tasks. ACOS features a modular software design, which improves reliability by preventing modifications made to one module from causing unwanted side effects on other system functions.

Other noteworthy ACOS Technologies. ACOS incorporates a number of other technologies to provide a rich environment for developing Layer 4-7 application networking solutions, including:

- *aFleX Scripting.* aFleX scripting technology is based on industry-standard tool command language and enables customers to write custom scripts to augment the application processing.

- *ADP.* ADP enables multi-tenancy in the ACOS common services so that multiple departments of an organization or multiple customers can share a physical/virtual appliance.

- *aVCS.* aVCS enables multiple physical/virtual appliances to be managed as a single chassis.

- *aXAPI.* aXAPI is an industry standard representational state transfer ("RESTful") program interface to enable management integration for automated management.

Support & Services

One of our founding principles is to provide excellent customer support. Our global support team, with deep technical domain expertise, is part of our engineering organization and is trained across all products and solutions and takes complete ownership of customer issues from the beginning to the end to achieve rapid response and resolution. Our consistent, high-quality customer service and technical support is a key factor in attracting and retaining customers of all sizes, as well as support services that include installation, phone support, repair and replacement, software updates, online tools, consulting and training services.

All customers receive standard warranty support for 90 days with the purchase of our products. We offer four maintenance options - Basic, Basic Plus, Gold and Platinum support programs (Platinum available in select countries). Maintenance contracts may be purchased in 12-month increments up to five years. The average maintenance contract term is approximately 18 months. We invoice resellers or customers directly for maintenance contracts at the time of hardware purchase, and all maintenance contracts are non-cancellable and are generally renewed through the same channel as originally purchased. Software updates are provided to all customers with a current maintenance contract on a when-and-if-available basis. We maintain technical support centers in the United States, Japan, India and the Netherlands.

Thunder TPS features an enhanced support offering that includes access to the A10 DDoS Security Incident Response Team ("SIRT"). Augmenting the standard support, the offering includes access to a dedicated team of DDoS mitigation experts specializing in DDoS prevention, offering efficient assistance for mitigating attacks, and a subscription to the A10 Threat Intelligence Service, leveraging collective intelligence to block known threats.

Our professional services team provides a full range of fee-based consulting services, including pre-sale network assessment, comprehensive network analysis and capacity planning, post-sale migration and implementation services, on-site installation and ongoing support.

Customers

Our customers operate in a variety of industries, including telecommunications, technology, industrial, government, retail, financial, gaming, and education. Our customers include the top two United States wireless carriers, four of the top 10 United States cable providers, and the top four service providers in Japan, in addition to other global enterprises, gaming companies and governmental organizations. During the years ended December 31, 2023, 2022 and 2021, purchases from our 10 largest end-customers accounted for approximately 33%, 41% and 39% of our total revenue, respectively.

In 2023, one distribution channel partner accounted for 19% of our total revenue. In 2022, two distribution channel partners accounted for 15% and 13% of our total revenue. In 2021, one distribution channel partner accounted for 12% of our total revenue.

Competition

As security, 5G and cloud trends continue to gain prominence, changes in application delivery needs, cyber security threats, and the technology landscape result in evolving customer requirements. These evolving demands have expanded our addressable market into cybersecurity including DDoS protection, 5G /5G-readiness and hybrid networking, where we compete with a number of companies not included among our traditional competitors of the past. The agility and flexibility of a common management platform enables us to offer multiple product categories that are easier to manage for our customers. Our portfolio also includes container and microservices-based versions of certain of our comprehensive set of hardware, software and cloud offerings.

We do not consider any of these markets to include a single dominant company, nor do we consider the markets to be fragmented. Our main competitors fall into the following categories:

- Companies that sell network security solutions and services including DDoS protection, such as Arbor Networks Inc., a subsidiary of Netscout Systems, F5 Networks, Inc. ("F5 Networks") and Radware, Ltd;

- Companies that sell network security products, including Secure Web Gateways, SSL Insight/SSL Intercept, data center firewalls and Office 365 proxy solutions;

- Companies that sell Gi/SGi firewall and CGN products, which were originally designed for other networking purposes, such as edge routers and security appliances from vendors like Cisco Systems, Inc. ("Cisco Systems"), Juniper Networks, Inc. ("Juniper Networks") and Fortinet, Inc. ("Fortinet"); and

- Companies that sell products in the traditional application delivery market, such as F5 Networks, NetScaler from Cloud Software Group, Inc., VMware from Broadcom (through its acquisition of Avi Networks) as well as many startups.

The key competitive factors in our markets include:

- Ability to innovate and respond to customer needs rapidly;

- Ability to prepare for, detect and mitigate large-scale cyber security threats;

- Ability for products to scale to facilitate high-speed network traffic;

- Ability to address on-premise and cloud application environments in a secure, centrally managed manner;

- Ability to accommodate any IT delivery model or combination of models, regardless of form factor and customer consumption model;

- Level of customer intimacy and application know-how;

- Total cost of ownership including ease-of-use and a common platform approach for multiple products;

- Brand awareness and reputation; and

- Ability to attract and retain talented employees.

Sales and Marketing

Sales

Our high-touch sales force engages customers directly and through distribution channels. Our sales team is comprised of inside sales and field sales personnel who are organized by geography and maintain sales presence in

28 countries as of December 31, 2023, including in the following countries and regions: United States, Western Europe, the Middle East, Japan, Taiwan, South Korea, Southeast Asia and Latin America. Our sales organization includes sales engineers with deep technical domain expertise who are responsible for pre-sales technical support, solutions engineering, proof-of-concept work and technical training for our distribution channels. Our sales team is also comprised of a channel sales organization that is expanding our market reach through resellers. We may continue to grow our sales headcount, including in geographies where we currently do not have a sales presence.

Some customer sales are originated and completed by our Original Equipment Manufacturer ("OEM") and distribution channels with little or no direct engagement by our sales personnel. We fulfill nearly all orders globally through our distribution channels, which include distributors, value added resellers and system integrators. Revenue fulfilled through our distribution channels accounted for 95%, 83% and 89% of our total revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Marketing

Our strategy is focused on driving greater demand for our products and services, and enabling sales to win as that demand broadens. Our marketing drives global demand generation campaigns, as well as additional awareness and demand via joint marketing campaigns worldwide. Our marketing also drives global awareness through industry analyst engagement, media outreach, blogs, social media and events.

Manufacturing

We outsource the manufacturing of our hardware products to original design manufacturers. This approach allows us to benefit from the scale and experience of our manufacturing partners to reduce our costs, overhead and inventory while allowing us to adjust more quickly to changing customer demand. Our manufacturers are Lanner Electronics Inc. ("Lanner"), AEWIN Technologies Co., Ltd. ("AEWIN") and iBase. These companies manufacture and assemble our hardware products using design specifications, quality assurance programs and standards established and owned or licensed by us. Our manufacturers procure components and assemble our products based on our demand forecasts and purchase orders. These forecasts represent our estimates of future demand for our products based on historical trends and analysis from our sales and product management functions as adjusted for overall market conditions.

We have agreements with Lanner with an initial term of one year and AEWIN with an initial term of six years pursuant to which they manufacture, assemble, and test our products. Each agreement automatically renews for successive one-year terms unless either party gives notice that they do not want to renew. We do not have any long-term manufacturing contracts that guarantee fixed capacity or pricing. Quality assurance and testing is performed at our San Jose, Taiwan and Japan distribution centers, as well as at our manufacturers' locations. We warehouse and deliver our products out of our San Jose warehouse for the Americas and direct from Taiwan for APAC and EMEA. We outsource delivery to a third-party logistics provider for deliveries in Japan.

Backlog

As of December 31, 2023 and 2022, we had product backlog of approximately $3.8 million and $8.1 million, respectively. Backlog represents orders confirmed with a purchase order for products to be shipped generally within 90 days to customers with approved credit status. Orders may be subject to cancellation, rescheduling by customers and product specification changes by customers. Although we believe that the backlog orders are firm, purchase orders may be canceled by the customer prior to shipment without significant cost. For this reason, we believe that our product backlog at any given date is not a reliable indicator of future revenues.

For the years ended December 31, 2023, 2022 and 2021, our total revenue was $251.7 million, $280.3 million, and $250.0 million, respectively, and our gross margin was 80.9%, 79.7%, and 78.6%, respectively. We had net income of $40.0 million, $46.9 million and $94.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2023, we had 210 United States ("U.S.") patents issued, 5 U.S. patent applications pending, 79 overseas patents issued and 9 overseas patent applications pending. Our

issued U.S. patents, excluding 14 patents that we acquired, expire between 2024 and 2042. Our issued overseas patents, excluding 5 patents that we acquired, expire between 2024 and 2037. Our future success depends in part on our ability to protect our proprietary rights to the technologies used in our principal products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Any issued patent may not preserve our proprietary position, and competitors or others may develop technologies similar to or superior to our technology. Our failure to enforce and protect our intellectual property rights could harm our business, operating results and financial condition.

We license software from third parties for development of, or integration into, our products, including proprietary and open source software. We pursue registration of our trademarks and domain names in the United States and other jurisdictions. See Part I, Item 1A. Risk Factors included in this Annual Report on Form 10-K for additional information regarding the risks associated with protecting our intellectual property.

Human Capital

As of December 31, 2023, we had 525 full-time employees, including 236 engaged in research and development and customer support, 235 in sales and marketing and 54 in general and administrative and other activities. None of our employees is represented by a labor union or is a party to any collective bargaining arrangement in connection with his or her employment with us. We have never experienced any work stoppages, and we consider our relations with our employees to be good.

Corporate Responsibility

A10 Networks' mission is to enable business-critical networks that are secure, available and efficient. In our rapidly expanding digital economy, this has never been more relevant and critical. Our customers rely on us to help them drive better business outcomes now and into the future.

With our mission in mind, we are committed to maintaining the highest standards of ethics and corporate governance, and to fostering a diverse and inclusive workforce and customer and partner ecosystem. We believe these practices will deliver the highest value for our employees, customers, partners and shareholders. Our global footprint provides an additional level of sustainability for business performance, and we drive this responsibility across all our global locations.

We use as a guide the code of conduct policies set forth by the Responsible Business Alliance, the world's largest industry coalition dedicated to corporate social responsibility in global supply chains, and we expect all of our suppliers to do so as well. The alliance sets standards and practices for a social, environmentally sustainable, and ethical supply chains. Our supply chain has sustained audits based on the Validated Assessment Program.

Further, we have established standards and practices to which our Board of Directors, executives and employees are obligated to adhere, as outlined on our website under Corporate Responsibility.

Environmental, Social and Governance ("ESG")

Environmental

We are committed to business practices that preserve the environment upon which our society and economy depend. We are committed to meeting or exceeding all legal and compliance guidelines for our people, products and operations. In addition, we strive to deliver products and services that minimize the impact to the environment throughout our value chain. Our environmental initiatives are aligned with the 1.5°C ambition as outlined in the Paris Agreement, and we have corporate goals to support the initiative.

We work with our contract manufacturers and suppliers to maintain compliance with, for example, RoHS, REACH and WEEE in the EU and elsewhere across the globe for other such environmental requirements. The Company's Conflict Minerals Supply Chain Policy as well as our Code of Business Conduct and Ethics outlines our practices and procedures with respect to human rights to ensure participants in our supply chain do not knowingly contribute to local conflict or human rights abuses. We expect our suppliers to comply with our policy on responsible sourcing of minerals from conflict-affected and high-risk areas and to cooperate with our diligence inquiries and requests for information and certification as may be required by us to comply with reporting and disclosure obligations to which we are subject from time to time.

Our corporate headquarters in San Jose, California, is compliant with the California Building Energy Efficiency Standards - Title 24 to reduce wasteful and unnecessary energy consumption. The Company has planned for greater use of renewable energy in partnership with the local utility, PG&E. At our headquarters, we offer EV charging stations to our employees and visitors, and where applicable according to local requirements, we offer recycling and we properly dispose of e-waste.

Social

Diversity, Inclusion & Equal Opportunity

We are committed to providing a work environment that is free of discrimination and harassment. We are an equal-opportunity employer. We make employment decisions on the basis of a person's qualifications, and our business needs. We believe in the richness and quality of a working environment that is informed by people from all walks of life and strive to create a genuinely inclusive environment. We have implemented Diversity, Equal Opportunity, and Inclusion action planning teams focused on analysis from diversity surveys and focus groups. We have ongoing outreach efforts to recruit a diverse candidate pool and are building questions into our engagement survey to promote a diverse and inclusive environment.

We are committed to ensuring our team members are treated with fairness and respect. We believe that a cooperative work environment, based on trust and mutual respect, is essential to our success. We embrace the diversity of our workforce and celebrate the creative value added by individuals with differing backgrounds. We expressly prohibit intimidation, hostility, harassment, discrimination and other inappropriate behavior. Furthermore, we expect employees to conduct themselves in a professional and dignified manner at all times; in doing so, we seek to avoid making employees feel uncomfortable at work.

As new employees join us, they learn more about our policies and culture through orientation and onboarding, our Employee Handbook, Code of Business Conduct and Ethics, and compliance trainings. These all provide guidance on how we expect to operate in order to foster diversity, equity and inclusion across our company.

We are an equal opportunity employer and a Vietnam Era Veterans' Readjustment Assistance Act ("VEVRAA") federal subcontractor. All qualified applicants receive consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, national origin, disability status, protected veteran status, or any other characteristic protected by law. We also comply with all applicable state and local laws governing nondiscrimination in employment.

Total Rewards

We offer an attractive mix of compensation and benefit plans to support our employees and their families' physical, mental, and financial well-being. We believe that we employ a fair and merit-based total compensation system for our employees and offer a variable bonus plan for eligible employees. Employees are generally eligible for medical, dental, vision and other comprehensive benefits, most of which become effective on their start date. Below are some of the types of health and wellness related benefits offered to employees:

- Medical, dental and vision insurance;
- Retirement plan with Company matching contribution feature;
- Flexible Spending Accounts for medical expenses, childcare, parking and transit;
- Health Savings Account (with employer contribution);
- Life insurance;
- Short & long-term disability;
- Paid time off and leave of absences; and
- Employee assistance program

Employees have an opportunity for financial inclusion at A10 Networks with an ownership interest in our company. There are several programs that provide employees with the ability to own our stock. Generally, more than 75% of our employees participates in at least one of our stock programs. During their tenure with our company, most employees have an opportunity to receive an equity award, either upon hire and/or during an annual review process

to recognize those with significant impact on achieving our goals. Most employees, whether part or full time, also have the ability to participate in our Employee Stock Purchase Plan ("ESPP"). Participants in the ESPP may purchase our stock at a 15% discount to market price. We believe our discounted stock purchase program helps to build an ownership mentality amongst participating employees.

Health, Safety and Wellness

We are committed to maintaining a healthy, safe, and secure work environment that protects our employees and the public from harm. We use a multi-faceted approach to ensure the health and safety of our employees, from our Code of Business Conduct and Ethics to our policies governing the way we act within and outside of our company. We comply with applicable health, safety, and environmental laws as well as related company policies and procedures. We have a zero-tolerance policy against aggressive behavior, violence, direct and indirect threats, harassment, intimidation, and possession of weapons on company property. Moreover, we strive to conduct our everyday business activities in an environmentally sustainable way through wellness programs and webinars through our health insurance providers.

Governance

Our Board of Directors believes that our board should be a diverse body, and our Nominating and Corporate Governance Committee considers a broad range of backgrounds and experiences when selecting nominees for our board. Sixty percent of our directors currently self-identify as being from one or multiple diverse groups, including gender.

We continuously review and improve our corporate governance guidelines in response to changing requirements and feedback from employees, customers, partners, vendors and shareholders. The Nominating and Corporate Governance Committees of the Board of Directors, consisting entirely of independent directors, evaluates the appropriate governance practices as defined by law and industry best practice and takes those recommendations to the Board of Directors. Currently, four of five Board members are independent and three of five have less than five years of tenure.

A10 engages with an independent audit firm to ensure the Company complies with relevant requirements such as the 2002 Sarbanes-Oxley Act.

The Company's governance and code of conduct policies are outlined in the Code of Business Conduct and Ethics, Corporate Governance Guidelines, Whistleblower Policy and the Employee Handbook. Employees may submit concerns to generalcounsel@a10networks.com or via the Company's third-party hotline as noted the Employee Handbook.

Corporate Information

A10 Networks, Inc. was incorporated in the State of California in 2004 and subsequently reincorporated in the State of Delaware in March 2014. Our website is located at www.A10networks.com, and our investor relations website is located at https://investors.A10networks.com. The following filings are available through our investor relations website after we file them with the SEC: Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, as well as any amendments to such reports and all other filings pursuant to Section 13(a) or 15(d) of the Securities Act. These filings are also available for download free of charge on our investor relations website. Additionally, copies of materials filed by us with the SEC may be accessed at the SEC's website at www.sec.gov.

We announce material information to the public about the Company, our products and services and other matters through a variety of means, including our website (www.A10networks.com), the investor relations section of our website (https://investors.A10networks.com), press releases, filings with the Securities and Exchange Commission, public conference calls, and social media, including our corporate X (formerly Twitter) account (@A10Networks) and our corporate Facebook page (https://www.facebook.com/a10networks). Information provided includes press releases and other information about financial performance, information on environmental, social and governance and details related to the Company's annual meeting of shareholders. The contents of our website and social media contents are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only. We encourage investors and others to review the information we make public in these locations, as such information could be deemed to be material information. Please note that this list may be updated from time to time.

Item 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this report and in our other public filings. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results, and prospects could be materially harmed. In that event, the trading price of our common stock could decline, perhaps significantly. The order of presentation is not necessarily indicative of the level of risk that each factor poses to us.

Risks Related to Our Business, Operations and Industry

If we do not successfully anticipate market needs and opportunities or if the market does not continue to adopt our application delivery solutions, our business, financial condition and results of operations could be significantly harmed.

The application delivery market is rapidly evolving and difficult to predict. Technologies, customer requirements, security threats and industry standards are constantly changing. As a result, we must anticipate future market needs and opportunities and then develop new products or enhancements to our current products that are designed to address those needs and opportunities, and we may not be successful in doing so.

We continuously seek to enhance and improve our solutions we make available to our customers. However, even if we are able to anticipate, develop and commercially introduce new products and enhancements that address the market's needs and opportunities, there can be no assurance that new products or enhancements will achieve widespread market acceptance. For example, organizations that use other conventional or first-generation application delivery solutions for their needs may believe that these solutions are sufficient. In addition, as we launch new product offerings, organizations may not believe that such new product offerings offer any additional benefits as compared to the existing application delivery solutions that they currently use. Accordingly, organizations may continue allocating their IT budgets for existing application solutions and may not adopt our solutions, regardless of whether our solutions can offer superior performance or security.

If we fail to anticipate market needs and opportunities or if the market does not continue to adopt our application delivery solutions, then market acceptance and sales of our current and future application delivery solutions could be substantially decreased or delayed, we could lose customers, and our revenue may not grow or may decline. Any of such events would significantly harm our business, financial condition and results of operations.

Our success depends on our timely development of new products and features to address rapid technological changes and evolving customer requirements. If we are unable to timely develop and successfully introduce new products and features that adequately address these changes and requirements, our business and operating results could be adversely affected.

Changes in application software technologies, data center and communications hardware, networking software and operating systems, and industry standards, as well as our end-customers' continuing business growth, result in evolving application networking needs and requirements. Our continued success depends on our ability to identify, develop and introduce in a timely and successful manner, new products and new features for our existing products that meet these needs and requirements.

Our future plans include significant investments in research and development and related product opportunities. Developing our products and related enhancements is time-consuming and expensive. We have made significant investments in our research and development team in order to address these product development needs. Our investments in research and development may not result in significant design and performance improvements or marketable products or features, or may result in products that are more expensive than anticipated. We may take longer to generate revenue, or generate less revenue, than we anticipate from our new products and product enhancements. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position.

We continuously seek to enhance and improve our solutions. However, if we are unable to develop new products and features to address technological changes and new customer requirements in the application networking or security markets, or if our investments in research and development do not yield the expected benefits in a timely manner, our business and operating results could be adversely affected.

We have experienced net losses in the past and may not maintain profitability in future periods. If we cannot maintain profitability, our financial performance will be harmed and our business may suffer.

We may not be able to increase our quarterly revenue or maintain profitability in the future or on a consistent basis, and we may incur significant losses in the future for a number of possible reasons, including our inability to develop products that achieve market acceptance, general economic conditions, increasing competition, decreased growth in the markets in which we operate, regulatory or other governmental actions over which we have no control, or our failure for any reason to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could be volatile or decline.

Our operating results have varied and are likely to continue to vary significantly from period to period and may be unpredictable, which could cause the trading price of our common stock to decline.

Our operating results, in particular, revenue, margins and operating expenses, have fluctuated in the past, and we expect this will continue, which makes it difficult for us to predict our future operating results. The timing and size of sales of our products are highly variable and difficult to predict and can result in significant fluctuations in our revenue from period to period. This is particularly true of sales to our largest end-customers, such as service providers, enterprise customers and governmental organizations, who typically make large and concentrated purchases and for whom close or sales cycles can be long, as a result of their complex networks and data centers, as well as requests that may be made for customized features. Our quarterly results may vary significantly based on when these large end-customers place orders with us and the content of their orders.

Our operating results may also fluctuate due to a number of other factors, many of which are outside of our control and may be difficult to predict. In addition to other risks listed in this "Risk Factors" section, factors that may affect our operating results include:

- fluctuations in and timing of purchases from, or loss of, large customers;

- the budgeting cycles and purchasing practices of end-customers;

- changes in end-customer preferences, practices or personnel;

- our ability to attract and retain new end-customers;

- our ability to provide and enhance efficient operations;

- changes in demand for our products and services, including seasonal variations in customer spending patterns or cyclical fluctuations in our markets;

- our reliance on shipments at the end of our quarters;

- variations in product mix or geographic locations of our sales, which can affect the revenue we realize for those sales;

- the timing and success of new product and service introductions by us or our competitors;

- our ability to increase the size of our distribution channel and to maintain relationships with important distribution channels;

- our ability to improve our overall sales productivity and successfully execute our marketing strategies;

- the effect of currency exchange rates on our revenue and expenses;

- changes in legal requirements, our compliance obligations and/or relevant tax schemas;

- the cost and potential outcomes of existing and future litigation;

- expenses related to our facilities, networks, and network operations;

- the effect of discounts negotiated by our largest end-customers for sales or pricing pressure from our competitors;

- changes in the growth rate of the application networking or security markets or changes in market needs;

- inventory write downs, which may be necessary for our older products when our new products are launched and adopted by our end-customers;

- our ability to expand internationally and domestically; and

- our third-party manufacturers' and component suppliers' capacity to meet our product demand forecasts on a timely basis, or at all.

Any one of the factors above or the cumulative effect of some of these factors may result in significant fluctuations in our financial and other operating results. This variability and unpredictability could result in our failure to meet our or our investors' or securities analysts' revenue, margin or other operating results expectations for a particular period, resulting in a decline in the trading price of our common stock.

Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

As a result of end-customer buying patterns and the efforts of our sales force and distribution channels to meet or exceed their sales objectives, we have historically received a substantial portion of purchase orders and generated a substantial portion of revenue during the last few weeks of each quarter. We may be able to recognize such revenue in the quarter received, however, only if all of the requirements of revenue recognition are met by the end of the quarter. Any significant interruption in our information technology systems, which manage critical functions such as order processing, revenue recognition, financial forecasts, inventory and supply chain management, could result in delayed order fulfillment and thus decreased revenue for that quarter. If expected revenue at the end of any quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize (including delays by our customers or potential customers in consummating such purchase orders), our third-party manufacturers' inability to manufacture and ship products prior to quarter-end to fulfill purchase orders received near the end of the quarter, our failure to manage inventory to meet demand, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in shipments or achieving specified acceptance criteria, our revenue for that quarter could fall below our, or our investors' or securities analysts' expectations, resulting in a decline in the trading price of our common stock. For example, in 2023, we experienced longer sales cycles and customer uncertainty that resulted in delayed orders.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The application networking and security markets are intensely competitive, and we expect competition to increase in the future. To the extent that we sell our solutions in adjacent markets, we expect to face intense competition in those markets as well. We believe that our main competitors fall into the following categories:

- Companies that sell products in the traditional ADC market such as F5 Networks, Inc. ("F5 Networks") and Citrix Systems, Inc. ("Citrix Systems");

- Companies that sell open source, software-only, cloud-based ADC services, such as Avi Networks Inc. ("Avi Networks"), NGINX Inc. ("NGiNX"), and HAProxy Technologies, Inc. ("HAProxy") as well as many startups;

- Companies that sell CGN products, which were originally designed for other networking purposes, such as edge routers and security appliances from vendors like Cisco Systems, Inc. ("Cisco Systems"), Juniper Networks, Inc. ("Juniper Networks") and Fortinet, Inc. ("Fortinet");

- Companies that sell traditional DDoS protection products, such as Arbor Networks, Inc., a subsidiary of NetScout Systems, Inc. ("Arbor Networks") and Radware, Ltd. ("Radware");

- Companies that sell SSL decryption and inspection products, such as Symantec Corporation (through its acquisition of Blue Coat Systems Inc. in 2016) and F5 Networks; and

- Companies that sell certain network security products, including Secure Web Gateways, SSL Insight/SSL Intercept, data center firewalls and Office 365 proxy solutions.

Many of our competitors are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources and greater name recognition. In addition, some of our larger competitors have broader products offerings and could leverage their customer relationships based on

their other products. Potential customers who have purchased products from our competitors in the past may also prefer to continue to purchase from these competitors rather than change to a new supplier regardless of the performance, price or features of the respective products. We could also face competition from new market entrants, which may include our current technology partners. As we continue to expand globally, we may also see new competitors in different geographic regions. Such current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

- longer operating histories;

- the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services at a greater range of prices including through selling at zero or negative margins;

- the ability to incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through product bundling or closed technology platforms;

- broader distribution and established relationships with distribution channel partners in a greater number of worldwide locations;

- access to larger end-customer bases;

- the ability to use their greater financial resources to attract our research and development engineers as well as other employees of ours;

- larger intellectual property portfolios; and

- the ability to bundle competitive offerings with other products and services.

Our ability to compete will depend upon our ability to provide a better solution than our competitors at a competitive price. We may be required to make substantial additional investments in research and development, marketing and sales in order to respond to competition, and there is no assurance that these investments will achieve any returns for us or that we will be able to compete successfully in the future. We also expect increased competition if our market continues to expand. Moreover, conditions in our market could change rapidly and significantly as a result of technological advancements or other factors.

In addition, current or potential competitors may be acquired by third parties that have greater resources available. As a result of these acquisitions, our current or potential competitors might take advantage of the greater resources of the larger organization to compete more vigorously or broadly with us. In addition, continued industry consolidation might adversely impact end-customers' perceptions of the viability of smaller and even medium-sized networking companies and, consequently, end-customers' willingness to purchase from companies like us.

As a result, increased competition could lead to fewer end-customer orders, price reductions, reduced margins and loss of market share.

Cloud-based computing trends present competitive and execution risks.

We are experiencing an industry-wide trend of customers considering transitioning from purely on-premise network architectures to a computing environment that may utilize a mixture of existing solutions and various new cloud-based solutions. Concurrently with this transition, pricing and delivery models are also evolving. Many companies in our industry, including some of our competitors, are developing and deploying cloud-based solutions for their customers. In addition, the emergence of new cloud infrastructures and artificial intelligence or other tools may enable new companies to compete with our business. These new competitors may include large cloud providers who can provide their own ADC functionality as well as smaller companies targeting applications that are developed exclusively for delivery in the cloud. We are dedicating significant resources to develop and offer our customers new cloud-based solutions and are training our sales teams as necessary to adapt to market trends. Also, some of our largest customers are cloud providers that utilize our existing solutions, and we believe that as cloud infrastructures continue to grow our existing solutions may provide benefits to other cloud providers. While we believe our expertise and dedication of resources to developing new cloud-based solutions, together with the benefits that our existing solutions offer cloud providers, represent advantages that provide us with a strong foundation to compete, it is uncertain whether our efforts to develop new cloud-based and related solutions or our efforts to market and sell our existing solutions to cloud providers will attract the customers or generate the revenue necessary to successfully

compete in this new business model. Nor is it clear when or in what manner this new business model will evolve, and this uncertainty may delay purchasing decisions by our customers or prospective customers. Whether we are able to successfully compete depends on our execution in a number of areas, including maintaining the utility, compatibility and performance of our software on the growing assortment of cloud computing platforms and the enhanced interoperability requirements associated with orchestration of cloud computing environments. We will also need to enhance and develop the infrastructure necessary to support the delivery of these services as well as the skills of our personnel who sell, provide and maintain them. Any failure to adapt to these evolving trends may reduce our revenue or operating margins and could have a material adverse effect on our business, results of operations and financial condition.

If we are not able to maintain and enhance our brand and reputation, our business and operating results may be harmed in tangible or intangible ways.

We believe that maintaining and enhancing our brand and reputation are critical to our relationships with and our ability to attract, new end-customers, technology partners and employees. The successful promotion of our brand will depend largely upon our ability to continue to develop, offer and maintain high-quality products and services, our marketing and public relations efforts, and our ability to differentiate our products and services successfully from those of our competitors. Our brand promotion activities may not be successful and may not yield increased revenue. In addition, extension of our brand to products and uses different from our traditional products and services may dilute our brand, particularly if we fail to maintain the quality of products and services in these new areas. We have in the past, and may in the future, become involved in litigation and/or operational difficulties that could negatively affect our brand. If we do not successfully maintain and enhance our brand and reputation, our growth rate may decline, we may have reduced pricing power relative to competitors with stronger brands or reputations, and we could lose end-customers or technology partners, all of which would harm our business, operating results and financial condition.

A limited number of our end-customers, including service providers, make large and concentrated purchases that comprise a significant portion of our revenue. Any loss or delay of expected purchases by our largest end-customers could adversely affect our operating results.

As a result of the nature of our target market and the current stage of our development, a substantial portion of our revenue in any period comes from a limited number of large end-customers, including service providers. During the years ended December 31, 2023, 2022 and 2021, purchases by our ten largest end-customers accounted for approximately 33%, 41% and 39% of our total revenue, respectively. The composition of the group of these ten largest end-customers changes from period to period, but often includes service providers and enterprise customers. During the years ended December 31, 2023, 2022 and 2021, service providers accounted for approximately 58%, 66% and 63%, of our total revenue, respectively, and enterprise customers accounted for approximately 42%, 34% and 37% of our total revenue, respectively.

Sales to these large end-customers have typically been characterized by large but irregular purchases with long initial sales cycles. After initial deployment, subsequent purchases of our products typically have a more compressed sales cycle. The timing of these purchases and of the requested delivery of the purchased product is difficult to predict. As a consequence, any acceleration or delay in anticipated product purchases by or requested deliveries to our largest end-customers could materially affect our revenue and operating results in any quarter and cause our revenue and operating results to fluctuate from quarter to quarter.

We cannot provide any assurance that we will be able to sustain or increase our revenue from our largest end-customers nor that we will be able to offset any absence of significant purchases by our largest end-customers in any particular period with purchases by new or existing end-customers in that or a subsequent period. We expect that sales of our products to a limited number of end-customers will continue to contribute materially to our revenue for the foreseeable future. The loss of, or a significant delay or reduction in purchases by, a small number of end-customers could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Our business could be adversely impacted by changes demanded by our customers in the deployment and payment models for our products.

Our customers have traditionally demanded products deployed in physical, appliance-based on-premise data centers that are paid in full at the time of purchase and include perpetual licenses for our software products. While these products remain central to our business, new deployment and payment models are emerging in our industry that

may provide some of our customers with additional technical, business agility and flexibility options. These new models include cloud-based applications provided as SaaS and software subscription licenses where license and service fees are ratable and correlate to the type of service used, the quantity of services consumed or the length of time of the subscription. These models have accounting treatments that may require us to recognize revenue ratably over an extended period of time. If a substantial portion of our customers transition from on-premise-based products to such cloud-based, consumption and subscription-based models, this could adversely affect our operating results and could make it more difficult to compare our operating results during such transition period with our historical operating results.

Some of our large end-customers demand favorable terms and conditions from their vendors and may request price or other concessions from us. As we seek to sell more products to these end-customers, we may agree to terms and conditions that may have an adverse effect on our business.

Some of our large end-customers have significant purchasing power and, accordingly, may request from us and receive more favorable terms and conditions, including lower prices than we typically provide. As we seek to sell products to this class of end-customer, we may agree to these terms and conditions, which may include terms that reduce our gross margin and have an adverse effect on our business.

Our gross margin may fluctuate from period to period based on the mix of products sold, the geographic location of our customers, price discounts offered, required inventory write downs and exchange rate fluctuations.

Our gross margin may fluctuate from period to period in response to a number of factors, such as the mix of our products sold and the geographic locations of our sales. Our products tend to have varying gross margins in different geographic regions. We also may offer pricing discounts from time to time as part of a targeted sales campaign or as a result of pricing pressure from our competitors. In addition, our larger end-customers may negotiate pricing discounts in connection with large orders they place with us. The sale of our products at discounted prices could have a negative impact on our gross margin. We also must manage our inventory of existing products when we introduce new products.

If we are unable to sell the remaining inventory of our older products prior to or following the launch of such new product offerings, we may be forced to write down inventory for such older products, which could also negatively affect our gross margin. Our gross margin may also vary based on international currency exchange rates. In general, our sales are denominated in U.S. Dollars; however, in Japan they are denominated in Japanese Yen. Changes in the exchange rate between the U.S. Dollar and the Japanese Yen has, in the past, and may in the future affect our actual revenue and gross margin. Changes in foreign exchange rates, especially between the U.S. Dollar and the Japanese Yen, could impact the purchasing decisions of our customers.

We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks that could adversely affect these international sources of our revenue.

A significant portion of our revenue is generated in international markets, including Japan, Western Europe, Taiwan and South Korea. During the years ended December 31, 2023, 2022, and 2021, approximately 55%, 54% and 60% of our total revenue, respectively, was generated from customers located outside of the United States. If we are unable to maintain or continue to grow our revenue in these markets, our financial results may suffer.

As a result, we must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing and retaining an international staff, and specifically sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. We also seek to enter into distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful distributor relationships internationally or recruit additional companies to enter into distributor relationships, our future success in these international markets could be limited. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms in customer contracts other than our standard terms. To the extent that we may enter into customer contracts in the future that include non-standard terms, our operating results may be adversely impacted.

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could negatively affect our future business.

We have personnel in numerous countries including in the following countries and regions: the United States, Western Europe, India, the Middle East, Japan, Taiwan, South Korea, Southeast Asia and Latin America. As we maintain our international operations, we are subject to a number of risks, including the following:

- greater difficulty in enforcing contracts and accounts receivable collection and possible longer collection periods;

- increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

- greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

- general economic and political conditions in these foreign markets;

- economic uncertainty around the world, including continued economic uncertainty as a result of sovereign debt issues in Europe, the United Kingdom's exit from the European Union (commonly referred to as "Brexit"), the war between Russia and Ukraine, and tensions between China and Taiwan;

- management communication and integration problems resulting from cultural and geographic dispersion;

- risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our products required in foreign countries;

- greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

- the uncertainty of protection for intellectual property rights in some countries;

- greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act ("FCPA"), and any trade regulations ensuring fair trade practices; and

- heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

Because of our worldwide operations, we are also subject to risks associated with compliance with applicable anticorruption laws. One such applicable anticorruption law is the FCPA, which generally prohibits U.S. companies and their employees and intermediaries from making payments to foreign officials for the purpose of obtaining or keeping business, securing an advantage, or directing business to another, and requires public companies to maintain accurate books and records and a system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries, such as channel partners and distributors, fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose civil and/or criminal fines and penalties which could have a material adverse effect on our business, operating results and financial condition.

Our success depends on our key personnel and our ability to hire, retain and motivate qualified product development, sales, marketing and finance personnel.

Our success depends to a significant degree upon the continued contributions of our key management, product development, sales, marketing and finance personnel, many of whom may be difficult to replace. The complexity of our products, their integration into existing networks and ongoing support of our products requires us to retain highly trained technical services, customer support and sales personnel with specific expertise related to our business. Competition for qualified technical services, customer support, engineering and sales personnel in our industry is intense, because of the limited number of people available with the necessary technical skills and understanding of our products. Our ability to recruit and hire these personnel is harmed by tightening labor markets, particularly in the engineering field, in several of our key geographic hiring areas. We may not be successful in attracting, integrating,

or retaining qualified personnel to fulfill our current or future needs, nor may we be successful in keeping the qualified personnel we currently have. Our ability to hire and retain these personnel may be adversely affected by volatility or reductions in the price of our common stock, since these employees are generally granted equity-based awards.

Our future performance also depends on the continued services and continuing contributions of certain employees and members of senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. Our senior management team, significant employees with technical expertise, and product and sales managers, among others, are critical to the development of our technology and the future vision and strategic direction of our company. The loss of their services could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and operating results.

There can be no assurance that our exploration of strategic alternatives will result in any transaction being consummated, and speculation and uncertainty regarding the outcome of our exploration of strategic alternatives may adversely impact our business.

On July 30, 2019, we announced that our Board of Directors had formed a Strategy Committee tasked and empowered with overseeing and executing specific activities directed to increasing shareholder value. No assurance can be given that a strategic transaction will be consummated in the near term or at all. In addition, speculation and uncertainty regarding our exploration of strategic alternatives may cause or result in:

- disruption of our business;

- distraction of our management and employees;

- difficulty in recruiting, hiring, motivating, and retaining talented and skilled personnel;

- difficulty in maintaining or negotiating and consummating new, business or strategic relationships or transactions;

- increased stock price volatility; and

- increased costs and advisory fees.

If we are unable to mitigate these or other potential risks related to the uncertainty caused by our exploration of strategic alternatives, it may disrupt our business or adversely impact our revenue, operating results, and financial condition.

Adverse general economic conditions or reduced information technology spending may adversely impact our business.

A substantial portion of our business depends on the demand for information technology by large enterprises and service providers, the overall economic health of our current and prospective end-customers and the continued growth and evolution of the Internet. The timing of the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Volatility in the global economic market or other effects of global or regional economic weakness, including limited availability of credit, a reduction in business confidence and activity, deficit-driven austerity measures that continue to affect governments and educational institutions, and other difficulties may affect one or more of the industries to which we sell our products and services. If economic conditions in the United States, Europe and other key markets for our products continue to be volatile in response to geopolitical developments, macroeconomic trends, or otherwise, and do not improve, or those markets experience a prolonged downturn, many end-customers may delay or reduce their IT spending. From time to time this causes reductions in sales of our products and services, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events would likely harm our business, operating results and financial condition. In addition, there can be no assurance that IT spending levels will increase following any recovery.

We are dependent on third-party manufacturers, and changes to those relationships, expected or unexpected, may result in delays or disruptions that could harm our business.

We outsource the manufacturing of our hardware components to third-party original design manufacturers who assemble these hardware components to our specifications. Our primary manufacturers are Lanner and AEWIN, each of which is located in Taiwan. Deterioration of relations between Taiwan and China, the resulting actions taken by

either country, and other factors affecting the political or economic conditions of Taiwan in the future, could cause disruption to the manufacturing of our hardware components, which could materially adversely affect our business, financial condition and results of operations and the market price and the liquidity of our shares. Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, and product supply and timing. Any manufacturing disruption at these manufacturers, including but not limited to disruptions due to tensions with China, could severely impair our ability to fulfill orders. In addition, the ongoing global supply chain issues are expected to continue and may adversely impact our suppliers to a degree that could materially impact us. Our reliance on outsourced manufacturers also may create the potential for infringement or misappropriation of our intellectual property rights or confidential information. If we are unable to manage our relationships with these manufacturers effectively, or if these manufacturers suffer delays or disruptions for any reason, experience increased manufacturing lead-times, experience capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship products to our end-customers would be severely impaired, and our business and operating results would be seriously harmed.

These manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long-term contracts with our manufacturers that guarantee capacity, the continuation of particular pricing terms, or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. In addition, our orders may represent a relatively small percentage of the overall orders received by our manufacturers from their customers. As a result, fulfilling our orders may not be considered a priority by one or more of our manufacturers in the event the manufacturer is constrained in its ability to fulfill all of its customer obligations in a timely manner.

Although the services required to manufacture our hardware components may be readily available from a number of established manufacturers, it is time-consuming and costly to qualify and implement such relationships. If we are required to change manufacturers, whether due to an interruption in one of our manufacturers' businesses, quality control problems or otherwise, or if we are required to engage additional manufacturers, our ability to meet our scheduled product deliveries to our customers could be adversely affected, which could cause the loss of sales to existing or potential customers, delayed revenue or an increase in our costs that could adversely affect our gross margin.

Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our end-customers and may result in the loss of sales and end-customers.

Our products incorporate key components, including certain integrated circuits that we and our third-party manufacturers purchase on our behalf from a limited number of suppliers, including some sole-source providers. In addition, the lead times associated with these and other components of our products can be lengthy and preclude rapid changes in quantities and delivery schedules. Moreover, long-term supply and maintenance obligations to our end-customers increase the duration for which specific components are required, which may further increase the risk we may incur component shortages or the cost of carrying inventory. If we are unable to obtain a sufficient quantity of these components in a timely manner for any reason, sales and/or shipments of our products could be delayed or halted, which would seriously affect present and future sales and cause damage to end-customer relationships, which would, in turn, adversely affect our business, financial condition and results of operations.

Our component suppliers change their selling prices frequently in response to market trends, including industry-wide increases in demand, and because we do not necessarily have contracts with these suppliers, we are susceptible to price fluctuations related to raw materials and components. If we are unable to pass component price increases along to our end-customers or maintain stable pricing, our gross margin and operating results could be negatively impacted. Furthermore, poor quality in sole-sourced components or certain other components in our products could also result in lost sales or lost sales opportunities. If the quality of such components does not meet our standards or our end-customers' requirements, if we are unable to obtain components from our existing suppliers on commercially reasonable terms, or if any of our sole source providers cease to continue to manufacture such components or to remain in business, we could be forced to redesign our products and qualify new components from alternate suppliers. The development of alternate sources for those components can be time-consuming, difficult and costly, and we may not be able to develop alternate or second sources in a timely manner. Even if we are able to locate alternate sources of supply, we could be forced to pay for expedited shipments of such components or our products at dramatically increased costs.

Real or perceived defects, errors, or vulnerabilities in our products or services or the failure of our products or services to block a threat or prevent a security breach could harm our reputation and adversely impact our results of operations.

Because our products and services are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by our customers. Even if we discover those weaknesses, we may not be able to correct them promptly, if at all. Defects may cause our products to be vulnerable to security attacks, cause them to fail to help secure networks, or temporarily interrupt end-customers' networking traffic. Furthermore, our products may fail to detect or prevent malware, viruses, worms or similar threats for any number of reasons, including our failure to enhance and expand our platform to reflect industry trends, new technologies and new operating environments, the complexity of the environment of our end-customers and the sophistication of malware, viruses and other threats. Data thieves and hackers are increasingly sophisticated, often affiliated with organized crime or state-sponsored groups, and may operate large-scale and complex automated attacks. The techniques used to obtain unauthorized access or to sabotage networks change frequently and may not be recognized until launched against a target. Additionally, as a well-known provider of enterprise security solutions, our networks, products, and services could be targeted by attacks specifically designed to disrupt our business and harm our reputation. For example, in January 2023, we identified a cyber-security incident in our corporate IT infrastructure (not related to any of our products or solutions used by customers) (the "Cyber Incident"). Upon detecting the incident, we launched an investigation and engaged the services of cyber-security experts and advisors, incident response professionals and external counsel to support the investigation. While, to date, this incident has not had a material impact on our operations, it did result in additional expense incurred in connection with the investigation. As our products are adopted by an increasing number of enterprises and governments, it is possible that the individuals and organizations behind advanced attacks will focus on finding ways to defeat our products. In addition, defects or errors in our updates to our products could result in a failure of our services to effectively update end-customers' products and thereby leave our end-customers vulnerable to attacks. Our data centers and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing installed end-customer base, any of which could temporarily or permanently expose our end-customers' networks, leaving their networks unprotected against security threats. Our end-customers may also misuse or wrongly configure our products or otherwise fall prey to attacks that our products cannot protect against, which may result in loss or a breach of business data, data being inaccessible due to a "ransomware" attack, or other security incidents. For all of these reasons, we may be unable to anticipate all data security threats or provide a solution in time to protect our end-customers' networks. If we fail to identify and respond to new and increasingly complex methods of attack and to update our products to detect or prevent such threats in time to protect our end-customers' critical business data, our business, operating results and reputation could suffer.

If any companies or governments that are publicly known to use our platform are the subject of a cyber-attack that becomes publicized, our other current or potential channel partners or end-customers may look to our competitors for alternatives to our products. Real or perceived security breaches of our end-customers' networks could cause disruption or damage to their networks or other negative consequences and could result in negative publicity to us, damage to our reputation, declining sales, increased expenses and end-customer relations issues. To the extent potential end-customers or industry analysts believe that the occurrence of any actual or perceived failure of our products to detect or prevent malware, viruses, worms or similar threats is a flaw or indicates that our products do not provide significant value, our reputation and business could be harmed.

Any real or perceived defects, errors, or vulnerabilities in our products, or any failure of our products to detect a threat, could result in:

- a loss of existing or potential end-customers or channels;

- delayed or lost revenue;

- a delay in attaining, or the failure to attain, market acceptance;

- the expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work around errors or defects, to address and eliminate vulnerabilities, to remediate harms potentially caused by those vulnerabilities, or to identify and ramp up production with third-party providers;

- an increase in warranty claims, or an increase in the cost of servicing warranty claims, either of which would adversely affect our gross margins;

- harm to our reputation or brand; and

- litigation, regulatory inquiries, or investigations that may be costly and further harm our reputation.

Although we maintain cybersecurity liability coverage that may cover certain liabilities in connection with a security breach such as the Cyber Incident, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to use on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operation and reputation.

Our business is subject to the risks of warranty claims, product returns, product liability, and product defects.

Real or perceived errors, failures or bugs in our products could result in claims by end-customers for losses that they sustain. If end-customers make these types of claims, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Historically, the amount of warranty claims has not been significant, but there are no assurances that the amount of such claims will not be material in the future. Liability provisions in our standard terms and conditions of sale, and those of our resellers and distributors, may not be enforceable under some circumstances or may not fully or effectively protect us from customer claims and related liabilities and costs, including indemnification obligations under our agreements with resellers, distributors or end-customers. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management's time and other resources.

Undetected software or hardware errors may harm our business and results of operations.

Our products may contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new products and product upgrades. We expect that these errors or defects will be found from time to time in new or enhanced products after commencement of commercial distribution. These problems have in the past and may in the future cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. We may also be subject to liability claims for damages related to product errors or defects. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim may harm our business and results of operations.

Any errors, defects or vulnerabilities in our products could result in:

- expenditures of significant financial and product development resources in efforts to analyze, correct, eliminate or work around errors and defects or to address and eliminate vulnerabilities;

- loss of existing or potential end-customers or distribution channels;

- delayed or lost revenue;

- delay or failure to attain market acceptance;

- indemnification obligations under our agreements with resellers, distributors and/or end-customers;

- an increase in warranty claims compared with our historical experience or an increased cost of servicing warranty claims, either of which would adversely affect our gross margin; and

- litigation, regulatory inquiries, or investigations that may be costly and harm our reputation.

Our use of open source software and generative artificial intelligence (AI) in our products could negatively affect our ability to sell our products and subject us to possible litigation.

We incorporate open source software such as the Linux operating system kernel into our products. We have implemented a formal open source use policy, including written guidelines for use of open source software and business processes for approval of that use. We have developed and implemented our open source policies according to industry practice; however, best practices in this area are subject to change, because there is little reported case law on the interpretation of material terms of many open source licenses. We are in the process of reviewing our open source use and our compliance with open source licenses and implementing remediation and changes necessary to

comply with the open source licenses related thereto. While we do not currently utilize software generated by artificial intelligence tools in our products we may at some point choose to do so, and, if we do, we will likely treat AI generated code as a form of open source software. We cannot guarantee that our use of open source software has been, and will be, managed effectively for our intended business purposes and/or compliant with applicable open source licenses. We may face legal action by third parties seeking to enforce their intellectual property rights related to our use of such open source software. Failure to adequately manage open source license compliance and our use of open source or AI generated software may result in unanticipated obligations regarding our products and services, such as a requirement that we license proprietary portions of our products or services on unfavorable terms, that we make available source code for modifications or derivative works we created based upon, incorporating or using open source software, that we license such modifications or derivative works under the terms of the particular open source license and/or that we redesign the affected products or services, which could result, for example, in a loss of intellectual property rights, or delay in providing our products and services. From time to time, there have been claims against companies that distribute or use third-party open source or other software in their products and services, asserting that the open source or AI generated software or its combination with the products or services infringes third parties' patents or copyrights, or that the companies' distribution or use of the open source software does not comply with the terms of the applicable licenses. Use of certain open source or AI generated software can lead to greater risks than use of warranted third-party commercial software, as open source licensors and AI generated software generally do not provide warranties or controls on the origin of such software. From time to time, there have been claims against companies that use open source or AI generated software in their products, challenging the ownership of rights in such open source or AI generated software. As a result, we could also be subject to suits by parties claiming ownership of rights in such software and so challenging our right to use such software in our products. If any such claims were asserted against us, we could be required to incur significant legal expenses defending against such a claim. Further, if our defenses to such a claim were not successful, we could be, for example, subject to significant damages, be required to seek licenses from third parties in order to continue offering our products and services without infringing such third party's intellectual property rights, be required to re-engineer such products and services, or be required to discontinue making available such products and services if re-engineering cannot be accomplished on a timely or successful basis. The need to engage in these or other remedies could increase our costs or otherwise adversely affect our business, operating results and financial condition.

Our products must interoperate with operating systems, software applications and hardware that are developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with such software and hardware, we may fail to increase, or we may lose market share and we may experience a weakening demand for our products.

Our products must interoperate with our end-customers' existing infrastructure, specifically their networks, servers, software and operating systems, which may be manufactured by a wide variety of vendors and original equipment manufacturers. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of software or hardware problems, whether caused by our products or another vendor's products, may result in the delay or loss of market acceptance of our products. In addition, when new or updated versions of our end-customers' software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these applications, our end-customers may not be able to adequately utilize our products, and we may, among other consequences, fail to increase, or we may lose market share and experience a weakening in demand for our products, which would adversely affect our business, operating results and financial condition.

We license technology from third parties, and our inability to maintain those licenses could harm our business. Many of our products include proprietary technologies licensed from third parties. In the future, it may be necessary to renew licenses for third party technology or obtain new licenses for other technology. These third-party licenses may not be available to us on acceptable terms, if at all. As a result, we could also face delays or be unable to make changes to our products until equivalent technology can be identified, licensed or developed and integrated with our products. Such delays or an inability to make changes to our products, if it were to occur, could adversely affect our business, operating results and financial condition. The inability to obtain certain licenses to third-party technology, or litigation regarding the interpretation or enforcement of license agreements and related intellectual property issues, could have a material adverse effect on our business, operating results and financial condition.

Failure to prevent excess inventories or inventory shortages could result in decreased revenue and gross margin and harm our business.

We purchase products from our manufacturers outside of, and in advance of, reseller or end-customer orders, which we hold in inventory and sell. We place orders with our manufacturers based on our forecasts of our end-customers' requirements and forecasts provided by our distribution channel partners. These forecasts are based on multiple assumptions, each of which might cause our estimates to be inaccurate, affecting our ability to provide products to our customers. There is a risk we may be unable to sell excess products ordered from our manufacturers. Inventory levels in excess of customer demand may result in obsolete inventory and inventory write-downs. The sale of excess inventory at discounted prices could impair our brand image and have an adverse effect on our financial condition and results of operations. Conversely, if we underestimate demand for our products, or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to resellers, distribution channel partners and customers and cause us to lose sales. These shortages may diminish the loyalty of our distribution channel partners or customers.

The difficulty in forecasting demand also makes it difficult to estimate our future financial condition and results of operations from period to period. A failure to accurately predict the level of demand for our products could adversely affect our total revenue and net income, and we are unlikely to forecast such effects with any certainty in advance.

Our sales cycles can be long and unpredictable, primarily due to the complexity of our end-customers' networks and data centers and the length of their budget cycles. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly.

The timing of our sales is difficult to predict because of the length and unpredictability of our products' sales cycles. A sales cycle is the period between initial contact with a prospective end-customer and any sale of our products. Our sales cycle, in particular to our large end-customers, may be lengthy due to the complexity of their networks and data centers. Because of this complexity, prospective end-customers generally consider a number of factors over an extended period of time before committing to purchase our products. End-customers often view the purchase of our products as a significant and strategic decision that can have important implications on their existing networks and data centers and, as a result, require considerable time to evaluate, test and qualify our products prior to making a purchase decision and placing an order to ensure that our products will successfully interoperate with our end-customers' complex network and data centers. Additionally, the budgetary decisions at these entities can be lengthy and require multiple organization reviews. The length of time that end-customers devote to their evaluation of our products and decision-making process varies significantly. The length of our products' sales cycles typically ranges from three to 12 months but can be longer for our large end-customers. In addition, the length of our close or sales cycle can be affected by the extent to which customized features are requested, in particular in our large deals.

For all of these reasons, it is difficult to predict whether a sale will be completed or the particular fiscal period in which a sale will be completed, both of which contribute to the uncertainty of our future operating results. If our close or sales cycles lengthen, our revenue could be lower than expected, which would have an adverse impact on our operating results and could cause our stock price to decline.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support could have a material adverse effect on our business, revenue and results of operations.

We believe that our ability to provide consistent, high quality customer service and technical support is a key factor in attracting and retaining end-customers of all sizes and is critical to the deployment of our products. When support is purchased our end-customers depend on our support organization to provide a broad range of support services, including on-site technical support, 24-hour support and shipment of replacement parts on an expedited basis. If our support organization or our distribution channel partners do not assist our end-customers in deploying our products effectively, succeed in helping our end-customers resolve post-deployment issues quickly, or provide ongoing support, it could adversely affect our ability to sell our products to existing end-customers and could harm our reputation with potential end-customers. We currently have technical support centers in the United States, Japan, India and the Netherlands. As we continue to expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English.

We typically sell our products with maintenance and support as part of the initial purchase, and a substantial portion of our support revenue comes from renewals of maintenance and support contracts. Our end-customers have no obligation to renew their maintenance and support contracts after the expiration of the initial period. If we are unable to provide high quality support, our end-customers may elect not to renew their maintenance and support contracts or to reduce the product quantity under their maintenance and support contracts, thereby reducing our future revenue from maintenance and support contracts.

Our failure or the failure of our distribution channels to maintain high-quality support and services could have a material and adverse effect on our business, revenue and operating results.

We depend on growth in markets relating to network security, management and analysis, and lack of growth or contraction in one or more of these markets could have a material adverse effect on our results of operations and financial condition.

Demand for our products is linked to, among other things, growth in the size and complexity of network infrastructures and the demand for networking technologies addressing the security, management and analysis of such infrastructures. These markets are dynamic and evolving. Our future financial performance will depend in large part on continued growth in the number of organizations investing in their network infrastructure and the amount they commit to such investments. If this demand declines, our results of operations and financial condition would be materially and adversely affected. Segments of the network infrastructure industry have in the past experienced significant economic downturns. Furthermore, the market for network infrastructure may not continue to grow at historic rates, or at all. The occurrence of any of these factors in the markets relating to network security, management and analysis could materially and adversely affect our results of operations and financial condition.

Because we recognize subscription revenue from our customers over the term of their agreements, downturns or upturns in sales of our subscription-based offerings will not be immediately reflected in our operating results and may adversely affect our revenue in the future.

We recognize subscription revenue over the term of our customer agreements. As a result, most of our subscription revenue arises from agreements entered into during previous periods. A shortfall in orders for our subscription-based solutions in any one period would most likely not significantly reduce our subscription revenue for that period, but could adversely affect the revenue contribution in future periods. In addition, we may be unable to quickly reduce our cost structure in response to a decrease in these orders. Accordingly, the effect of downturns in sales of our subscription-based solutions will not be fully reflected in our operating results until future periods. A subscription revenue model also makes it difficult for us to rapidly increase our revenue through additional subscription sales in any one period, as revenue is generally recognized over a longer period.

Our business and operations have experienced growth in certain prior periods and may experience rapid growth at certain times in the future, and if we do not effectively manage any future growth or are unable to sustain and improve our controls, systems and processes, our operating results will be adversely affected. In certain prior periods, we have significantly increased the number of our employees and independent contractors. As we hire new employees and independent contractors and expand into new locations outside the United States, we are required to comply with varying local laws for each of these new locations. We anticipate that further expansion of our infrastructure and headcount will be required. Our growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure and financial resources. Our ability to manage our operations and growth across multiple countries will require us to continue to refine our operational, financial and management controls, human resource policies, and reporting systems and processes. We need to continue to improve our internal systems, processes, and controls to effectively manage our operations and growth. We may not be able to successfully implement improvements to these systems, processes and controls in an efficient or timely manner. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud. We may experience difficulties in managing improvements to our systems, processes, and controls or in connection with third-party software, which could impair our ability to provide products or services to our customers in a timely manner, causing us to lose customers, limit us to smaller deployments of our products, increase our technical support costs, or damage our reputation and brand. Furthermore, given our growth and size, our management team may lack oversight on certain side agreements between sales personnel and customers. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenue, expenses, and earnings, or to prevent certain losses, any of which may harm our business and results of operations. We may not be able to sustain or develop new distributor and reseller relationships, and a reduction or delay in sales to significant distribution channel partners could hurt our business.

We sell our products and services through multiple distribution channels in the United States and internationally. We may not be able to increase our number of distributor or reseller relationships or maintain our existing relationships. Recruiting and retaining qualified distribution channel partners and training them on our technologies requires significant time and resources. These distribution channel partners may also market, sell and support products and services that are competitive with ours and may devote more resources to the marketing, sales and support of such competitive products. Our sales channel structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our distribution channel partners misrepresent the functionality of our products or services to end-customers or violate laws or our corporate policies. If we are unable to establish or maintain our sales channels or if our distribution channel partners are unable to adapt to our future sales focus and needs, our business and results of operations will be harmed.

Our products must conform to industry standards in order to be accepted by end-customers in our markets.

Generally, our products comprise only a part of a data center. The servers, network, software and other components and systems of a data center must comply with established industry standards in order to interoperate and function efficiently together. We depend on companies that provide other components of the servers and systems in a data center to support prevailing industry standards. Often, these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our end-customers. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected and we may need to incur substantial costs to conform our products to such standards, which could harm our business, operating results and financial condition.

We are dependent on various information technology systems, and failures of or interruptions to those systems could harm our business.

Many of our business processes depend upon our information technology systems, the systems and processes of third parties, and on interfaces with the systems of third parties. If those systems fail or are interrupted, or if our ability to connect to or interact with one or more networks is interrupted, our processes may function at a diminished level or not at all. This could harm our ability to ship or support our products, and our financial results may be harmed.

In addition, reconfiguring or upgrading our information technology systems or other business processes in response to changing business needs may be time-consuming and costly and is subject to risks of delay or failed deployment. To the extent this impacts our ability to react timely to specific market or business opportunities, our financial results may be harmed. Future acquisitions we may undertake may not result in the financial and strategic goals that are contemplated at the time of the transaction.

Future acquisitions we may undertake may not result in the financial and strategic goals that are contemplated at the time of the transaction.

We may make future acquisitions of complementary companies, products or technologies. With respect to any acquisitions we may undertake, we may find that the acquired businesses, products or technologies do not further our business strategy as expected, that we paid more than what the assets are later worth or that economic conditions change, all of which may generate future impairment charges. Acquisitions may be viewed negatively by customers, financial markets or investors. There may be difficulty integrating the operations and personnel of an acquired business, and we may have difficulty retaining the key personnel of an acquired business. We may also have difficulty in integrating acquired technologies or products with our existing product lines. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. Our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations. We may have difficulty maintaining uniform standards, controls, procedures and policies across locations. We may experience significant problems or liabilities associated with product quality, technology and other matters.

Our inability to successfully operate and integrate future acquisitions appropriately, effectively and in a timely manner, or to retain key personnel of any acquired business, could have a material adverse effect on our revenue, gross margin and expenses.

We are exposed to the credit risk of our distribution channels and end-customers, which could result in material losses and negatively impact our operating results.

Most of our sales are on an open credit basis, with typical payment terms ranging from 30 to 90 days depending on local customs or conditions that exist in the sale location. If any of the distribution channel partners or end-customers responsible for a significant portion of our revenue becomes insolvent or suffers a deterioration in its financial or business condition and is unable to pay for our products, our results of operations could be harmed. The sales price of our products and subscriptions may decrease, which may reduce our gross profits and adversely impact our financial results. The sales prices for our products and subscriptions may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products and subscriptions, anticipation of the introduction of new products or subscriptions, or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products or subscriptions that compete with ours or may bundle them with other products and subscriptions. Additionally, although we price our products and subscriptions worldwide in U.S. Dollars (except in Japan), currency fluctuations in certain countries and regions may negatively impact actual prices that channel partners and end-customers are willing to pay in those countries and regions. Furthermore, we anticipate that the sales prices and gross profits for our products will decrease over product life cycles. We cannot guarantee that we will be successful in developing and introducing new offerings with enhanced functionality on a timely basis, or that our product and subscription offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as acts of war and terrorism.

A significant natural disaster, such as an earthquake, fire, a flood, or significant power outage could have a material adverse impact on our business, operating results, and financial condition. Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, our two primary manufacturers are located in Taiwan, which is near major earthquake fault lines and subject to typhoons during certain times of the year. In the event of a major earthquake or typhoon, or other natural or man-made disaster, our manufacturers in Taiwan may face business interruptions, which may impact quality assurance, product costs, and product supply and timing. In the event our or our service providers' information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missed financial targets, such as revenue and shipment targets, and our operations could be disrupted, for the affected quarter or quarters. In addition, large-scale cybersecurity attacks, acts of war or terrorism, global pandemics such as the COVID-19 pandemic or other geo-political unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, channels, or end-customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, channels or end-customers that impacts sales at the end of a quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and operating results would be adversely affected.

Risks Related to Intellectual Property, Litigation, Laws and Regulations

We have been, may presently be, or in the future may be, a party to litigation and claims regarding intellectual property rights, resolution of which has been and may in the future be time-consuming, expensive and adverse to us, as well as require a significant amount of resources to prosecute, defend, or make our products non-infringing.

Our industry is characterized by the existence of a large number of patents and by increasingly frequent claims and related litigation based on allegations of infringement or other violations of patent and other intellectual property rights. In the ordinary course of our business, we have been and may presently be in disputes and licensing discussions with others regarding their patents and other claimed intellectual property and proprietary rights. Intellectual property infringement and misappropriation lawsuits and other claims are subject to inherent uncertainties due to the complexity of the technical and legal issues involved, and we cannot be certain that we will be successful in defending ourselves against such claims or in concluding licenses on reasonable terms or at all.

We may have fewer issued patents than some of our major competitors, and therefore may not be able to utilize our patent portfolio effectively to assert defenses or counterclaims in response to patent infringement claims or

litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners that have no relevant products revenue and against which our potential patents may provide little or no deterrence. In addition, many potential litigants have the capability to dedicate substantially greater resources than we can to enforce their intellectual property rights and to defend claims that may be brought against them. We expect that infringement claims may increase as the number of product types and the number of competitors in our market increases. Also, to the extent we gain greater visibility, market exposure and competitive success, we face a higher risk of being the subject of intellectual property infringement claims.

If we are found in the future to infringe the proprietary rights of others, or if we otherwise settle such claims, we could be compelled to pay damages or royalties and either obtain a license to those intellectual property rights or alter our products such that they no longer infringe. Any license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly, time-consuming or impractical. Alternatively, we could also become subject to an injunction or other court order that could prevent us from offering our products. Any of these claims, regardless of their merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to cease using infringing technology, develop non-infringing technology or enter into royalty or licensing agreements.

Many of our commercial agreements require us to indemnify our end-customers, distributors and resellers for certain third-party intellectual property infringement actions related to our technology, which may require us to defend or otherwise become involved in such infringement claims, and we could incur liabilities in excess of the amounts we have received for the relevant products and/or services from our end-customers, distributors or resellers. These types of claims could harm our relationships with our end-customers, distributors and resellers, may deter future end-customers from purchasing our products or could expose us to litigation for these claims. Even if we are not a party to any litigation between an end-customer, distributor or reseller, on the one hand, and a third party, on the other hand, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property rights in any subsequent litigation in which we are a named party.

We may not be able to adequately protect our intellectual property, and if we are unable to do so, our competitive position could be harmed, or we could be required to incur significant expenses to enforce our rights.

We rely on a combination of patent, copyright, trademark and trade secret laws, and contractual restrictions on disclosure of confidential and proprietary information, to protect our intellectual property. Despite the efforts we take to protect our intellectual property and other proprietary rights, these efforts may not be sufficient or effective at preventing their unauthorized use. In addition, effective trademark, patent, copyright and trade secret protection may not be available or cost-effective in every country in which we have rights. There may be instances where we are not able to protect intellectual property or other proprietary rights in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and other proprietary rights from unauthorized use, the value of those assets may be reduced, which could negatively impact our business.

We also rely in part on confidentiality and/or assignment agreements with our technology partners, employees, consultants, advisors and others. These protections and agreements may not effectively prevent disclosure of our confidential information and may not provide an adequate remedy in the event of unauthorized disclosure. In addition, others may independently discover our trade secrets and intellectual property information we thought to be proprietary, and in these cases we would not be able to assert any trade secret rights against those parties. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property or technology. Monitoring unauthorized use of our intellectual property is difficult and expensive. We have not made such monitoring a priority to date and will not likely make this a priority in the future. We cannot be certain that the steps we have taken or will take will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

If we fail to protect our intellectual property adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, even if we protect our intellectual property, we may need to license it to competitors, which could also be harmful. For example, as a result of the settlement of an intellectual property matter, we have already licensed all of our issued patents, pending applications, and future patents and patent applications that we may acquire, obtain, apply for or have a right to license to Broadcom, Inc. until May 2025, for the life of each such patent. In addition, we might incur significant expenses in defending our intellectual property rights. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our management and technical personnel, as well as cause other claims to be made against us, which might adversely affect our business, operating results and financial condition.

Exposure to UK and other political developments, including the effects of Brexit, could have a material adverse effect on us.

On January 31, 2020, the United Kingdom ("UK") withdrew from the European Union ("EU"), which began a transition period until the end of 2020 during which the UK and the EU negotiated additional arrangements. For instance, the EU-UK Trade and Cooperation Agreement went into effect on January 1, 2021, which retains the tariff-free and quota-free status on trade between the EU and UK.

Brexit creates an uncertain political and economic environment in the UK and potentially across other EU member states for the foreseeable future and such uncertainties could impair or limit our ability to transact business in the member EU states.

The political and economic uncertainty created by Brexit has caused and may continue to cause significant volatility in global financial markets and in the value of the Pound Sterling currency or other currencies, including the Euro. Depending on the extent of the effects of Brexit, it is possible that there may be adverse practical and/or operational implications on our business.

Consequently, no assurance can be given as to the overall impact of Brexit and, in particular, no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted by the result.

Enhanced United States tariffs, import/export restrictions, Chinese regulations or other trade barriers may have a negative effect on global economic conditions, financial markets and our business.

There is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs and taxes. Some within the U.S. government have called for substantial changes to U.S. foreign trade policy with respect to China and other countries, including the possibility of imposing greater restrictions on international trade and significant increases in tariffs on goods imported into the United States. In 2018, the Office of the U.S. Trade Representative (the "USTR") enacted tariffs on imports into the U.S. from China, including communications equipment products and components manufactured and imported from China. In October 2021 the USTR confirmed these enacted U.S. tariffs will stay in place for the time being. In May 2022, the USTR initiated a statutory four-year review of the section 301 duties to determine the continued need for the tariffs on numerous products from China, including communications equipment products and components. The USTR is currently evaluating comments submitted as part of the four-year review process and a decision on the tariffs is likely to be made later this year. An increase in tariffs will cause our costs to increase, which could narrow the profits we earn from sales of products requiring such materials. Furthermore, if tariffs, trade restrictions, or trade barriers are placed on products such as ours by foreign governments, especially China, the prices for our products may increase, which may result in the loss of customers and harm to our business, financial condition and results of operations. There can be no assurance that we will not experience a disruption in business related to these or other changes in trade practices and the process of changing suppliers in order to mitigate any such tariff costs could be complicated, time consuming and costly.

Furthermore, the U.S. tariffs may cause customers to delay orders as they evaluate where to take delivery of our products in connection with their efforts to mitigate their own tariff exposure. Such delays create forecasting difficulties for us and increase the risk that orders might be canceled or might never be placed. Current or future tariffs imposed by the U.S. may also negatively impact our customers' sales, thereby causing an indirect negative impact on our own sales. Any reduction in customers' sales, and/or any apprehension among distributors and customers of a possible reduction in such sales, would likely cause an indirect negative impact on our own sales.

Additionally, the current uncertainty about the future relationship between the United States and China, as well as other countries, with respect to the trade policies, treaties, taxes, government regulations and tariffs makes it difficult to plan for the future. New developments in these areas, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between these nations and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse

effect on our business, financial condition and results of operations and affect our strategy in China and elsewhere around the world. Given the uncertainty of further developments related to tariffs, international trade agreements and policies we can give no assurance that our business, financial condition and operating results would not be adversely affected.

Failure to protect and ensure the confidentiality and security of data, trade secrets and personally identifiable information ("PII") could lead to legal liability, adversely affect our reputation and have a material adverse effect on our operating results, business and reputation.

We may collect, store and use certain confidential information in the course of providing our services, and we have invested in preserving the security of this data. We may also outsource operations to third-party service providers to whom we transmit certain confidential data. While the Cyber Incident we experienced in January 2023 did not result in material degradation of our systems, it did expose a vulnerability in our security measures which we have corrected. There are no assurances that any security measures we have in place, or any additional security measures that our subcontractors may have in place, will be sufficient to protect this confidential information from unauthorized security breaches. To date, the Cyber Incident has not had a material impact on the Company, although it did result in additional expense incurred in connection with the investigation.

We cannot assure you that, despite the implementation of these security measures, including enhanced security measures as a result of the Cyber Incident, we will not be subject to additional security incidents or other data breaches or that this data will not be compromised. We have and may be required to expend significant capital and other resources to protect against security incidents and remedy breaches or to alleviate problems caused by security breaches, or to pay penalties as a result of such breaches. Despite our implementation of security measures, techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be recognized until launched against a target, as was the case in the Cyber Incident. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to protect this data. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or service providers or by other persons or entities with whom we have commercial relationships. Any compromise or perceived compromise of our security could damage our reputation with our end-customers, and could subject us to significant liability, as well as regulatory action, including financial penalties, which could significantly adversely affect our brand, results of operations, financial condition, business and prospects.

We have incurred, and expect to continue to incur, significant costs to protect against or remedy security breaches. We may incur significant additional costs in the future to address problems caused by any actual or perceived security breaches.

Breaches of our security measures or those of our third-party service providers, or other security incidents, has and could result in: unauthorized access to our sites, networks and systems; unauthorized access to, misuse or misappropriation of information, including personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to notification of individuals, or other forms of breach remediation; deployment of additional personnel and protection technologies; response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory investigations, prosecutions, and other actions; and other potential liabilities. In response to the January 2023 Cyber Incident, we launched an investigation and engaged the services of cyber-security experts and advisors, incident response professionals and external counsel to support the investigation. While to date, this incident has not had a material impact on the Company, it did result in additional expense incurred in connection with the investigation. Security incidents that occur or are believed to have occurred could damage our reputation and brand, could cause our business to suffer, could require us to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches, could expose us to a risk of loss, litigation or regulatory action and possible liability, and could impair our ability to operate our business, including our ability to provide maintenance and support services to our channel partners and end-customers. If current or prospective resellers and end-customers believe that our systems and solutions do not provide adequate security for their businesses' needs, our business and our financial results could be harmed. Additionally, future actual, potential or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

A significant number of our employees are currently working from home or other remote locations. There are additional risks and challenges associated with having a large portion of our workforce working remotely, and our IT systems may experience additional stress as a result. There is also increased risk of breaches to our network. While the Company has implemented a variety of security measures to address these heightened risks, including, but not limited to, advanced firewalls and firewall policy improvements, enhanced access controls, improved monitoring, network management and incident management and response process, and prioritization of our cybersecurity committee to continuously evaluate and strengthen our security posture, there can be no assurance that such measures will prevent breaches. Any such breaches could negatively impact our reputation and business as set forth above.

Although we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Any actual or perceived compromise or breach of our security measures, or those of our third-party service providers, or any unauthorized access to, misuse or misappropriation of personally identifiable information, channel partners' or end-customers information, or other information, could violate applicable laws and regulations, contractual obligations or other legal obligations and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, any of which could have an material adverse effect on our business, financial condition and operating results.

Our failure to adequately protect personal data could have a material adverse effect on our business.

A wide variety of provincial, state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and being tested in courts and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the European Union's General Data Protection Regulation, or GDPR, which took effect in May 2018, has caused EU data protection requirements to be more stringent and provide for greater penalties. Because the GDPR may be subject to new or changing interpretations by courts, our interpretation of the law and efforts to comply with the rules and regulations of the law may be ruled invalid. Noncompliance with the GDPR can trigger fines of up to €20 million or 4% of global annual revenues, whichever is higher. The United Kingdom also recently enacted legislation that substantially implements the GDPR. Similarly, California recently enacted the California Consumer Privacy Act as well as the California Privacy Rights Act (collectively referred to as ''CCPA/CPRA''), which, among other things, requires covered companies to provide new disclosures to California consumers and affords such consumers new rights including not sharing personal information upon the consumer's request and opt-out provisions for the sales of consumer's personal information. Aspects of the CCPA/CPRA and its interpretation remain unclear. In addition, other states have enacted or proposed legislation that regulates the collection, use, and sale of personal information, and such regimes might not be compatible with either the GDPR or the CCPA/CPRA or may require us to undertake additional practices. We cannot yet predict the impact of the CCPA/CPRA or impending legislation on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action against us, including significant fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected persons and entities, damage to our reputation and loss of goodwill (both in relation to existing and prospective channel partners and end-customers), and other forms of injunctive or operations-limiting relief, any of which could have a material adverse effect on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States, and elsewhere, especially relating to classification of Internet Protocol (''IP'') addresses, machine identification, location data, biometric data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. We may be required to expend significant resources to modify our solutions and otherwise adapt to these changes, which we may be unable to do on commercially reasonable terms or at all, and our ability to develop new solutions and features could be limited. These developments could harm our business, financial condition and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products by current and prospective end-customers.

Our sales to governmental organizations are subject to a number of challenges and risks.

We sell to governmental organization end-customers. Sales to governmental organizations are subject to a number of challenges and risks. Selling to governmental organizations can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate

a sale. We have not yet received security clearance from the United States government, which prevents us from being able to sell directly for certain governmental uses. There can be no assurance that such clearance will be obtained, and failure to do so may adversely affect our operating results. Governmental organization demand and payment for our products may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Governmental organizations may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future operating results.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental entities, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, artificial intelligence, data privacy laws, federal securities laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or our end-customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our end-customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, lapse in our ability to respond to them or obtain necessary approvals and import certifications, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

If we fall out of compliance with, or are deemed to be in violation of, any applicable export or import regulations, we may incur penalties and face other consequences that could harm our sales process and financial results.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Our company must comply with local, state, federal, and international environmental laws and regulations in the countries in which we do business. We are also subject to laws which restrict certain hazardous substances, including lead, used in the construction of our products, such as the European Union Restriction on the Use of Hazardous Substances in electrical and electronic equipment directive. We are also subject to the European Union Directive, known as the Waste Electrical and Electronic Equipment Directive ("WEEE Directive"), which requires producers of certain electrical and electronic equipment to properly label products, register as a WEEE producer, and provide for the collection, disposal and recycling of waste electronic products. Failure to comply with these environmental directives and other environmental laws could result in the imposition of fines and penalties, inability to sell covered products in certain countries, the loss of revenue, or subject us to third-party property damage or personal injury claims, or require us to incur investigation, remediation or engineering costs. Our operations and products will be affected by future environmental laws and regulations, but we cannot predict the ultimate impact of any such future laws and regulations at this time.

Our ability to use our net operating loss carryforwards may be subject to limitation and may result in increased future tax liability to us.

Generally, a change of more than 50% in the ownership of a corporation's stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company's ability to use its net operating loss carryforwards attributable to the period prior to such change. In the event we have undergone an ownership change under Section 382 of the Internal Revenue Code, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability to us.

Changes in tax laws or regulations or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes and other taxes in the United States and various foreign jurisdictions. Our domestic and international tax liabilities will be subject to the allocation of income and expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expiration of, or detrimental changes in, research and development tax credit laws;

- tax effects of stock-based compensation;

- costs related to intercompany restructurings;

- changes in tax laws, regulations, accounting principles or interpretations thereof;

- future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates; and/or

- examinations by U.S. federal, state, local or foreign jurisdictions that disagree with interpretations of tax rules and regulations and the resulting positions we have taken in tax filings.

As our business grows, we are required to comply with increasingly complex taxation rules and practices. We are subject to tax in multiple U.S. tax jurisdictions and foreign tax jurisdictions due to our international expansion. The development of our tax strategies requires additional expertise and may impact how we conduct our business. Our future effective tax rates could be unfavorably affected by changes in, or interpretations of, tax rules and regulations in the jurisdictions in which we do business or changes in the valuation of our deferred tax assets and liabilities. Furthermore, we provide for certain tax liabilities that involve significant judgment. We are subject to the examination of our tax returns by federal, state, local and foreign tax authorities, which could focus on our intercompany transfer pricing methodology as well as other matters. If our tax strategies are ineffective or we are not in compliance with domestic and international tax laws, our financial position, operating results and cash flows could be adversely affected.

In addition, from time to time the United States, foreign, state and local governments make substantive changes to tax rules, including tax policies and rates, that apply to businesses and shareholders. Such substantive changes could adversely impact our operations and financial results.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles (''GAAP'') in the United States are subject to interpretation by the Financial Accounting Standards Board (''FASB''), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. See Note 1 *Description of Business and Summary of Significant Accounting Policies* of the notes to consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for the effect of new accounting pronouncements on our financial statements. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

If we are unable to maintain effective internal controls over financial reporting, investor confidence may be adversely affected, which in turn would negatively affect the value of our common stock.

We have, in the past, and may, in the future, conclude that our internal control over financial reporting is not effective. We have identified significant deficiencies and material weakness in the past that has resulted in a restatement of certain of our financial reports. If any new internal control procedures which may be adopted or our existing internal control procedures are deemed inadequate, or if we identify additional material weaknesses in our disclosure controls or internal controls over financial reporting in the future, we will be unable to assert that our internal controls are effective. If we are unable to do so, or if we are required to restate our financial statements as a result of ineffective internal control over financial reporting, or if our auditors are unable to attest on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include:

- the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preference and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of our Board of Directors, our Chief Executive Officer, our president (in the absence of a chief executive officer), or a majority vote of our Board of Directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the ability of our Board of Directors, by majority vote, to amend the bylaws, which may allow our Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or not to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action arising pursuant to any provision of the Delaware General Corporate Law ("DGCL"), our certificate of incorporation or our bylaws, or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive

jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act of 1933, as amended, or the Securities Act, inasmuch as Section 22 of the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

This choice of forum provision may limit our stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Increasing attention on environmental, social and governance ("ESG") matters may have a negative impact on our business, impose additional costs on us, and expose us to additional risks.

Companies are facing increasing attention from investors, customers, partners, consumers and other stakeholders relating to ESG matters, including environmental stewardship, social responsibility, diversity and inclusion, racial justice and workplace conduct. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward the Company, which could have a negative impact on our stock price and our access to and costs of capital.

We have established corporate social responsibility programs aligned with sound environmental, social and governance principles. These programs reflect our current initiatives and are not guarantees that we will be able to achieve them. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside our control, and all of which could have a material negative impact on our business. Additionally, the implementation of these initiatives imposes additional costs on us. If our ESG initiatives fail to satisfy investors, customers, partners and our other stakeholders, our reputation, our ability to sell products and services to customers, our ability to attract or retain employees, and our attractiveness as an investment, business partner or acquirer could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation.

Risks Related to Capitalization and Financial Markets

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

Our consolidated results of operations, financial position and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Historically, the majority of our revenue contracts are denominated in U.S. Dollars, with the most significant exception being Japan, where we invoice primarily in the Japanese Yen. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the Americas and EMEA. Revenue resulting from selling in local currencies and costs incurred in local currencies are exposed to foreign currency exchange rate fluctuations that can affect our operating income. The currency exchange impact of the foreign exchange rates on our net income was $0.1 million favorable during the year ended December 31, 2023. The currency exchange impact of the foreign exchange rates on our net income was $0.5 million unfavorable during the year ended December 31, 2022. The currency exchange impact of the foreign exchange rates

on our net income was $1.9 million unfavorable during the year ended December 31, 2021. As exchange rates vary, our operating income may differ from expectations. We deploy normal and customary hedging practices that are designed to proactively mitigate such exposure. The use of such hedging activities may not offset any, or more than a portion, of the adverse financial effects of unfavorable movements in currency exchange rates over the limited time the hedges are in place and would not protect us from long term shifts in currency exchange rates.

Concentration of ownership among our existing executive officers, a small number of stockholders, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of December 31, 2023, our executive officers and directors, together with affiliated entities, owned 5.7% of our then outstanding common stock (40.6% if other holders of 5% or more of our outstanding common stock are also included). Accordingly, these stockholders, acting together, have significant influence over the election of our directors, over whether matters requiring stockholder approval are approved or disapproved and over our affairs in general. The interests of these stockholders could conflict with your interests. These stockholders may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their investments, even though such transactions might involve risks to you. In addition, this concentration of ownership could have the effect of delaying or preventing a liquidity event such as a merger or liquidation of our company.

We may need to raise additional funds in future private or public offerings, and such funds may not be available on acceptable terms, if at all. If we do raise additional funds, existing stockholders will suffer dilution.

We may need to raise additional funds in private or public offerings, and these funds may not be available to us when we need them or on acceptable terms, if at all. If we raise additional funds through further issuances of equity or convertible debt securities, you could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our then-existing capital stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, that may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we cannot raise additional funds when we need them, our business and prospects could fail or be materially and adversely affected.

The price of our common stock has been and may continue to be volatile, and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock has been and is likely to continue to be volatile and subject to fluctuations in response to many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

- announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

- price and volume fluctuations in the overall stock market from time to time;

- significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;

- fluctuations in the trading volume of our shares or the size of our public float;

- actual or anticipated changes or fluctuations in our results of operations;

- whether our results of operations meet the expectations of securities analysts or investors;

- actual or anticipated changes in the expectations of investors or securities analysts;

- litigation or investigations involving us, our industry, or both;

- regulatory developments in the United States, foreign countries or both;

- general economic conditions and trends;

- major catastrophic events, including pandemics, acts of terrorism or war, or other events affecting the global economy, and the responses thereto;

- cyberattacks and other information or security breaches;

- sales of large blocks of our common stock; or

- departures of key personnel.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. The price of our common stock has been highly volatile since our initial public offering in March 2014. In the past, we have experienced securities class action and related derivative litigation, and an SEC investigation, all of which have been resolved. Future securities litigation, including any related shareholder derivative litigation or investigation, could result in substantial costs and divert our management's attention and resources from our business. This could have a material adverse effect on our business, results of operations and financial condition.

Sales of a substantial amount of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. As of December 31, 2023, there were approximately 74.4 million common shares outstanding as of such date. All outstanding shares and all shares issuable upon exercise of outstanding and vested options are freely tradable, subject in some cases to volume and other restrictions of Rules 144 and 701 under the Securities Act, as well as our insider trading policy. In addition, holders of certain shares of our outstanding common stock, including an aggregate of 3.9 million shares held by funds affiliated with Summit Partners, L.P. as of December 31, 2023 are entitled to rights with respect to registration of these shares under the Securities Act pursuant to an investors' rights agreement.

If holders of our common stock, whether by exercising their registration rights or otherwise, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The market for our common stock, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business. If analysts covering us should downgrade our share value or change their opinion of our share value, our share price would likely decline. If analysts should cease coverage of our company or fail to regularly publish reports on us based on current publicly available information, we could lose visibility in the financial markets, which would cause our share price or trading volume to decline.

A reduction in or suspension or elimination of our dividend payments could have a negative effect on our stock price.

On October 28, 2021, we announced that our Board of Directors approved a capital allocation strategy to return capital to our stockholders. As part of this strategy, the Board began declaring quarterly cash dividends. The declaration, amount and timing of any cash dividends are subject to capital availability and determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all respective laws and our agreements applicable to the declaration and payment of cash dividends. Our ability to pay dividends will depend upon, among other factors, our cash flows from operations, our available capital and potential future capital requirements as well as our results of operations, financial condition and other factors beyond our control that our Board of Directors may deem relevant. A reduction in or suspension or elimination of our dividend payments could have a negative effect on our stock price.

There is no assurance that the existence of a stock repurchase program will result in repurchases of our common stock or enhance long term stockholder value, and repurchases, if any, could affect our stock price and increase its volatility and will diminish our cash reserves.

On October 28, 2021, we announced that our Board of Directors approved a capital allocation strategy to return capital to our stockholders. As part of this strategy, the Company announced on November 7, 2023 that its Board authorized a $50 million stock repurchase program under which we may repurchase up to $50 million of our outstanding common stock over the following 12 months. Under the stock repurchase program, we may repurchase shares in the open market, privately negotiated transactions, in block trades or a combination of the foregoing. We are not obligated under the stock repurchase program to repurchase any specific number or dollar amount of shares of common stock, and we may modify, suspend or discontinue the stock repurchase program at any time. Our management and Board will determine the timing and amount of any repurchase in its discretion based on a variety of factors, such as the market price of our common stock, corporate requirements, general market economic conditions and legal requirements. The Company plans to fund repurchases from its existing cash balance and cash provided by operating activities.

Repurchases pursuant to our current stock repurchase program or any other stock repurchase program we adopt in the future could affect our stock price and increase its volatility and will reduce the market liquidity for our stock. The existence of a stock repurchase program could also cause our stock price to be higher than it would be in the absence of such a program. Additionally, these repurchases will diminish our cash reserves, which could impact our ability to pursue possible future strategic opportunities and acquisitions and would result in lower overall returns on our cash balances. For example, on September 8, 2022, we entered into a Common Stock Repurchase Agreement with entities affiliated with Summit Partners whereby the Company purchased 3.5 million shares of common stock for $12.75 per share, or an aggregate purchase price of $44.6 million. There can be no assurance that any additional stock repurchases will, in fact, occur, or, if they occur, that they will enhance stockholder value. Although the stock repurchase programs is intended to enhance long term stockholder value, short-term stock price fluctuations could reduce the effectiveness.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We have established processes to assess, identify, and manage significant risks from cybersecurity threats as part of our broader enterprise-wide risk management system and processes, which is overseen by our Board of Directors and our Audit Committee, along with our executive management. Our cybersecurity policies, standards, processes, and practices are part of our information security management program, which is aligned to ISO 27001, an international standard to manage information security. ISO 27001 is published by the International Organization for Standardization (ISO), the world's largest developer of voluntary standards, and the International Electrotechnical Commission (IEC).

Our information technology ("IT") cybersecurity team, led by our Head of Information Security, is tasked with monitoring and assessing cybersecurity and operational risks related to information security and system disruption. The team employs measures designed to protect against, detect, and respond to cybersecurity threats, and has implemented processes and procedures aligned with our information security management system. These include:

- Enterprise-wide security framework and cybersecurity standards;
- Cybersecurity awareness and training programs;
- Security assessments and monitoring:
- Restricted physical access to critical areas, servers and network equipment;
- Cyber incident response, crisis management, business continuity and disaster recovery plans; and
- Third-party IT vendor risk management process to identify, assess, and manage risks presented by our IT vendors and business partners.

Our IT cybersecurity team maintains an incident response plan designed to respond to potential cybersecurity threats, such as security breaches and cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by, or in the care of, the Company. Our incident response plan coordinates the activities that we take to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate significant cybersecurity incidents to our global crisis management plan, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. We conduct tabletop exercises for tactical response readiness, perform regular security scans of our environment both from an external and internal perspective, as well as work with a qualified third-party vendor to perform penetration tests of our environment. These penetration tests are focused on specific objectives to assist us in managing our cybersecurity threat risks. Any identified risks are included in our overall risk management program, which we validate on a regular basis.

We conduct organization-wide cybersecurity training and compliance exercises in connection with our information security program. This training consists of educational material and compliance testing administered to, and completed by, all of our employees on an annual basis, which is tracked and recorded throughout the year. Results are shared with executive management, the Audit Committee, and the Board of Directors. Additionally, employee phishing tests are conducted on a regular basis.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including those in our supply chain or who have access to our customer and employee data or our systems. Third-party risks are included within our Enterprise Risk Management Assessment framework. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data or facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence.

In our risk factors, we describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have significantly affected or are reasonably likely to significantly affect us, including our business strategy, results of operations, or financial condition. See our risk factor disclosures at Item 1A of this Annual Report on Form 10-K.

Cybersecurity Governance

Our Board of Directors, executive management and Audit Committee are actively engaged in the oversight of IT risk management, including cybersecurity risk. Executive management and the Audit Committee share responsibility for overseeing our risk exposure to information security, cybersecurity, and data protection, as well as the steps management has taken to monitor and control such exposure. The Board of Directors, executive management and the Audit Committee receive quarterly reports on IT controls and information security. Additionally, on at least an annual basis, the Audit Committee reviews and discusses with management our policies and programs with respect to the oversight of IT risk and cybersecurity threats.

Oversight for assessing and managing cybersecurity risk is performed by our IT cybersecurity team, with additional oversight performed by our Human Resources, Internal Audit and Legal Departments. Our executive management is briefed at least quarterly from these teams. Members of the Board of Directors, Audit Committee, and executive management are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Our executive management, the Audit Committee, and the Board of Directors are notified of any significant cybersecurity incidents through an escalation process that is established in our incident response plan and incorporated into our disclosure controls and procedures. Additionally, we maintain a third-party vendor relationship which is available to the team for on-demand incident response and investigation, as needed.

Our IT cybersecurity team is led by our Head of Information Security, Sean Pike. Mr. Pike has over 25 years of experience leading and scaling cybersecurity practices across regulated industry and critical infrastructure. Most recently, he served as CISO at Business Wire, where he was responsible for transforming the security and compliance organizations to meet the needs of a globally distributed SaaS newswire. Prior to Business Wire, Mr. Pike held leadership positions at VMware, IDC, and Nielsen Radio. His work at the Company includes aligning cybersecurity, product security, and security compliance initiatives to business goals. Mr. Pike holds a JD in law from Syracuse University and a M.S. in telecommunications and network management from Syracuse University.

Item 2.   Properties

Our corporate headquarters is located in San Jose, California, where we currently lease 116,381 square feet of space under a lease agreement that expires on July 31, 2027. We also lease space for offices internationally and for sales offices in locations throughout the United States and various international locations, including, among others, Japan, the United Kingdom, the Netherlands, Taiwan, South Korea, Singapore and India. We believe that our current facilities are adequate to meet our current needs.

Item 3.   Legal Proceedings

We have been and may currently be involved in various legal proceedings, the outcomes of which are not within our complete control or may not be known for prolonged periods of time. Management is required to assess the probability of loss and amount of such loss, if any, in preparing our consolidated financial statements. We evaluate the likelihood of a potential loss from legal proceedings to which we are a party. We record a liability for such claims when a loss is deemed probable and the amount can be reasonably estimated. Significant judgment may be required in the determination of both probability and whether an exposure is reasonably estimable. Our judgments are subjective based on the status of the legal proceedings, the merits of our defenses and consultation with in-house and outside legal counsel. As additional information becomes available, we reassess the potential liability related to pending claims and may revise our estimates. Due to the inherent uncertainties of the legal processes in the multiple jurisdictions in which we operate, our judgments may be materially different than the actual outcomes, which could have material adverse effects on our business, financial conditions and results of operations.

Additional information with respect to this Item may be found in Note 7. Commitments and Contingencies, in the notes to consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated by reference.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity

Our common stock has been quoted on the New York Stock Exchange ("NYSE") under the symbol "ATEN."

In October 2021, our Board of Directors approved the initiation of a regular quarterly cash dividend on our common stock. The first dividend, in the amount of $0.05 per share of common stock outstanding, was paid in December 2021, and on November 1, 2022, the Board of Directors increased the dividend amount to $0.06 per share. We currently anticipate that we will continue to pay comparable quarterly cash dividends in the future. However, the payment, amount and timing of future dividends remain within the discretion of our Board of Directors and will depend on our results of operations, financial condition, cash requirements, and other factors.

There were approximately 73 stockholders of record on February 16, 2024. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

Company Stock Performance

The following graph compares the cumulative total return on our common stock, the NASDAQ Composite Index, the Russell 1000 Index, the Russell 2000 Index and the NYSE Technology Index. The graph assumes $100 was invested on December 31, 2018 in our common stock and each index and all dividends were reinvested. The historic stock price performance is not necessarily indicative of future stock price performance. The Company has elected to replace the Russell 1000 Index with the Russell 2000 because the Company is a component of the Russell 2000 Index and the Company believes the Russell 2000 represents a group of companies more aligned with our peer group. In this transition year, the stock performance graph below includes the new index and the previously reported index.

Comparison Of Cumulative Total Return
Among A10 Networks, Inc., NASDAQ Composite, Russell 1000 Index,
Russell 2000 Index and NYSE Technology Index



Issuer Purchases of Equity Securities

On November 7, 2023, the Company announced its Board of Directors had authorized a stock repurchase program of up to $50 million of its common stock over a period of twelve months. As of December 31, 2023, the Company had $49.7 million available to repurchase shares under this program. Under the stock repurchase program, we may repurchase shares of common stock in the open market, privately negotiated transactions, in block trades or

a combination of the foregoing. We are not obligated under the stock repurchase program to repurchase any specific number or dollar amount of shares of common stock, and we may modify, suspend or discontinue the stock repurchase program at any time. Our management and Board will determine the timing and amount of any repurchase in its discretion based on a variety of factors, such as the market price of our common stock, corporate requirements, general market economic conditions and legal requirements. The Company plans to fund repurchases from its existing cash balance and cash provided by operating activities. No shares were repurchased by the Company during the three months ended December 31, 2023.

Unregistered Sales of Equity Securities

None.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations ("MD&A") should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this document. In addition to historical information, the MD&A contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, but are not limited to, those matters discussed under the heading "Forward-looking Statements." Our actual results could differ materially from those anticipated by these forward looking statements due to various factors, including, but not limited to, those set forth under Item 1A. Risk Factors of this Form 10-K and elsewhere in this document.

This section of the Form 10-K generally discusses fiscal 2023 and 2022 items and year-to-year comparisons between fiscal 2023 and 2022. Discussions of fiscal 2021 items and year-to-year comparisons between fiscal 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on February 27, 2023.

Overview

We are a leading provider of secure application solutions and services that enable a new generation of intelligently connected companies with the ability to continuously improve cyber protection and digital responsiveness across dynamic Information Technology ("IT") and network infrastructures. Our product portfolio seeks to address many of the cyber protection challenges and solution requirements. The portfolio consists of six secure application solutions; Thunder Application Delivery Controller ("ADC"), Lightning Application Delivery Controller ("Lightning ADC"), Thunder Carrier Grade Networking ("CGN"), Thunder Threat Protection System ("TPS"), Thunder SSL Insight ("SSLi") and Thunder Convergent Firewall ("CFW"), and two intelligent management and automation tools; Harmony Controller and aGalaxy TPS. Our solutions are available in a variety of form factors, such as optimized hardware appliances, bare metal software, containerized software, virtual appliances and cloud-native software. Our customers include leading service providers (cloud, telecommunications, multiple system operators, cable), government organizations, and enterprises.

We derive revenue from two sources: (i) products revenue, which includes hardware, perpetual software license and subscription offerings, which include term-based license agreements and software-as-a-service; and (ii) services revenue, which includes post contract support ("PCS"), professional services, and training. Revenue for term-based license agreements is recognized at a point in time when the Company delivers the software license to the customer and over time once the subscription term has commenced. For our software-as-a-service offerings, our customers do not take possession of the Company's software but rather we provide access to the service via a hosting arrangement. Revenue in these arrangements is recognized over time as the services are provided. A substantial portion of our revenue is from sales of our products and services through distribution channel partners, such as resellers and distributors. Our customers predominantly purchase PCS services in conjunction with purchases of our products.

We sell our products globally to service providers and enterprises that depend on data center applications and networks to generate revenue and manage operations efficiently. We report two customer verticals: service providers, which accounted for 58% and 66% of our total revenue during 2023 and 2022, respectively, and enterprise, which accounted for 42% and 34% of our total revenue during 2023 and 2022, respectively. During 2023, we experienced an increase in demand from our enterprise customers and a decrease in demand from our service provider customers related to lower service provider capital spending and longer sales cycles. While we expect total demand to remain strong as the need for cybersecurity solutions continues to increase, we expect the demand shift trend from service provider to enterprise to continue in the near term. We report customer revenues in three broad geographic regions: the Americas, APJ and EMEA regions. The Americas region comprises the United States and all other countries in the Americas (excluding the United States). The APJ region comprises Japan and all other countries in APAC (excluding Japan). The EMEA region comprises Europe, Middle East and Africa. We believe this vertical and geographic view aligns with how we manage the business and maps our product portfolio to customer verticals.

Our end-customers operate in a variety of industries, including telecommunications, technology, industrial, retail, financial, gaming, education and government. Since inception, our customer base has grown rapidly.

We sell substantially all of our solutions through our high-touch sales organization as well as distribution channels, including distributors, value-added resellers and system integrators, and fulfill nearly all orders globally through such resellers. We believe this sales approach allows us to obtain the benefits of channel distribution, such as expanding our market coverage, while still maintaining face-to-face relationships with our end-customers. We

outsource the manufacturing of our hardware products to original design manufacturers. We perform quality assurance and testing at our San Jose, Taiwan and Japan distribution centers, as well as at our manufacturers' locations.

As a result of the nature of our target market and the current stage of our development, a substantial portion of our revenue comes from a limited number of large customers and service providers. Purchases from our ten largest end-customers accounted for 33%, 41% and 39% of our total revenue for 2023, 2022 and 2021, respectively. Sales to these large end-customers have typically been characterized by large but irregular purchases with long sales cycles. The timing of these purchases and the delivery of the purchased products are difficult to predict and rely upon customer growth and network enhancements. Consequently, any acceleration or delay in anticipated product purchases by or deliveries to our largest customers could materially impact our revenue and operating results in any quarterly period. This may cause our quarterly revenue and operating results to fluctuate from quarter to quarter and make them difficult to predict, as was the case in 2023.

We intend to continue to invest for long-term growth. We have invested and expect to continue to invest in our product development efforts to deliver new products and additional features in our current products to address customer needs. In addition, we may expand our global sales and marketing organizations, expand our distribution channel partner programs and increase awareness of our solutions on a global basis. Our investments in growth in these areas may affect our short-term profitability.

Results of Operations

A summary of our consolidated statements of operations for the years ended December 31, 2023 and 2022 are as follows (dollars in thousands):

	Years Ended December 31,				Increase (Decrease)	
	2023		2022			
	Amount	Percent of Total Revenue	Amount	Percent of Total Revenue	Amount	Percent
Revenue:						
Products.............................	$141,082	56.1%	$173,201	61.8%	$(32,119)	(18.5)%
Services	110,618	43.9	107,137	38.2	3,481	3.2%
Total revenue......................	251,700	100.0	280,338	100.0	(28,638)	(10.2)%
Cost of revenue:						
Products.............................	31,468	12.5	40,135	14.3	(8,667)	(21.6)%
Services	16,494	6.6	16,697	6.0	(203)	(1.2)%
Total cost of revenue................	47,962	19.1	56,832	20.3	(8,870)	(15.6)%
Gross profit	203,738	80.9	223,506	79.7	(19,768)	(8.8)%
Operating expenses:						
Sales and marketing	85,976	34.2	88,511	31.6	(2,535)	(2.9)%
Research and development	55,229	21.9	58,398	20.8	(3,169)	(5.4)%
General and administrative............	23,885	9.5	23,518	8.4	367	1.6%
Total operating expenses.............	165,090	65.6	170,427	60.9	(5,337)	(3.1)%
Income from operations	38,648	15.4	53,079	18.8	(14,431)	(27.2)%
Non-operating income (expense):						
Interest income	5,078	2.0	1,304	0.5	3,774	289.4%
Interest and other income (expense), net......	69	—	(1,667)	(0.6)	1,736	(104.1)%
Total non-operating income (expense), net ..	5,147	2.0	(363)	(0.1)	5,510	(1,517.9)%
Income before income taxes.................	43,795	17.4	52,716	18.7	(8,921)	(16.9)%
Provision for income taxes..................	3,825	1.5	5,808	2.1	(1,983)	(34.1)%
Net income	$ 39,970	15.9%	$ 46,908	16.7%	$ (6,938)	(14.8)%

Revenue

We derive revenue from two sources: (i) products revenue, which includes hardware, perpetual software license and subscription offerings, which include term-based license agreements and software-as-a-service; and (ii) services revenue, which includes post contract support ("PCS"), professional services, and training.

Our products revenue primarily consists of revenue from sales of our hardware appliances upon which our software is installed. Such software includes our ACOS software platform plus one or more of our ADC, CGN, TPS, SSLi or CFW solutions. Purchase of a hardware appliance includes a perpetual license to the included software. Additionally, a small portion of our products revenue comes from subscription revenue. We offer several products by subscription, primarily through either term-based license agreements or as a service through our cloud-based platform. With respect to sales of our hardware appliances, we recognize products revenue upon transfer of control, generally at the time of shipment, provided that all other revenue recognition criteria have been met. Revenue for term-based license agreements is recognized at a point in time when we deliver the software license to the customer and the subscription term has commenced. For our software-as-a-service offerings, our customers do not take possession of our software but rather we provide access to the service via a hosting arrangement. Revenue in these arrangements is recognized ratably as the services are provided. As a percentage of revenue, our products revenue may vary from quarter to quarter based on, among other things, the timing of orders and delivery of products, cyclicality and seasonality, changes in currency exchange rates and the impact of significant transactions with unique terms and conditions.

We generate services revenue from sales of post contract support ("PCS"), which is bundled with sales of products and technical services. We offer tiered PCS services under renewable, fee-based PCS contracts, primarily including technical support, hardware repair and replacement parts, and software upgrades on a when-and-if-available basis. We recognize services revenue ratably over the term of the PCS contract, which is typically one year, but can be up to seven years.

A summary of our total revenue is as follows (dollars in thousands):

| | Years Ended December 31, | | | | Increase (Decrease) | |
| | 2023 | | 2022 | | | |
	Amount	Percent of Total Revenue	Amount	Percent of Total Revenue	Amount	Percent
Revenue:						
Products	$141,082	56%	$173,201	62%	$(32,119)	(19)%
Services	110,618	44	107,137	38	3,481	3%
Total revenue	$251,700	100%	$280,338	100%	$(28,638)	(10)%
Revenue by geographic region:						
Americas	**$132,745**	**53%**	**$148,673**	**53%**	**$(15,928)**	**(11)%**
United States	*113,766*	*45%*	*129,397*	*46%*	*(15,631)*	*(12)%*
Americas-other	*18,979*	*8%*	*19,276*	*7%*	*(297)*	*(2)%*
APJ	**77,606**	**31%**	**89,702**	**32%**	**(12,096)**	**(13)%**
APAC	*29,748*	*12%*	*32,986*	*12%*	*(3,238)*	*(10)%*
Japan	*47,858*	*19%*	*56,716*	*20%*	*(8,858)*	*(16)%*
EMEA	**41,349**	**16%**	**41,963**	**15%**	**(614)**	**(1)%**
Total revenue	$251,700	100%	$280,338	100%	$(28,638)	(10)%

Total revenue decreased by $28.6 million, or 10%, in 2023 compared to 2022. This decrease was due to a $32.1 million decrease in products revenue, partially offset by an increase of $3.5 million in services revenue.

Products revenue decreased $32.1 million, or 19%, in 2023 compared to 2022 primarily driven by lower demand from our service provider customers in the Americas, APAC and EMEA regions, partially offset by higher demand from enterprise customers in Japan.

Services revenue increased $3.5 million, or 3%, in 2023 compared to 2022. The increase was primarily attributable to the increase in PCS sales in connection with our increased installed customer base in the Japan, Americas and EMEA regions.

During 2023, $132.7 million, or 53% of total revenue, was generated from the Americas region, which represents an 11% decrease compared to 2022. The decrease was primarily due to lower products revenue driven by a decrease in demand from our service provider customers.

During 2023, $77.6 million, or 31% of total revenue, was generated from APJ, which represents a 13% decrease compared to 2022. The decrease was mainly due to decreased revenue from both our enterprise and service provider customers.

During 2023, $41.3 million, or 16% of total revenue, was generated from EMEA, which represented a 1% decrease compared to 2022. The decrease was primarily due to lower products revenue driven by a decrease in demand from our service provider customers driven by decreased demand.

Cost of Revenue, Gross Profit and Gross Margin

Cost of Revenue

Cost of products revenue is primarily comprised of cost of third-party manufacturing services and cost of inventory for the hardware component of our products. Our component suppliers change their selling prices frequently in response to market trends, including industry-wide increases in demand. Cost of products revenue also includes warehouse personnel costs, shipping costs, inventory write-downs, certain allocated facilities and information technology infrastructure costs, and expenses associated with logistics and quality control.

Cost of services revenue is primarily comprised of personnel costs for our technical support, training and professional service teams. Cost of services revenue also includes the costs of inventory used to provide hardware replacements to end- customers under PCS contracts and certain allocated facilities and information technology infrastructure costs.

A summary of our cost of revenue is as follows (dollars in thousands):

| | Years Ended December 31, | | Increase (Decrease) | |
	2023	2022	Amount	Percent
Cost of revenue:				
Products	$31,468	$40,135	$(8,667)	(22)%
Services	16,494	16,697	(203)	(1)%
Total cost of revenue	$47,962	$56,832	$(8,870)	(16)%

Gross Margin

Gross margin may vary and be unpredictable from period to period due to a variety of factors. These may include the mix of revenue from each of our regions, the mix of our products sold within a period, discounts provided to customers, cost of inventory for the hardware component of our products, inventory write-downs and foreign currency exchange rates.

Our sales are generally denominated in U.S. dollars, however, in Japan they are denominated in Japanese yen.

Any of the factors noted above can generate either a favorable or unfavorable impact on gross margin.

A summary of our gross profit and gross margin is as follows (dollars in thousands):

| | Years Ended December 31, | | | | Increase (Decrease) | |
| | 2023 | | 2022 | | | |
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
Gross profit:						
Products	$109,614	77.7%	$133,066	76.8%	$(23,452)	0.9%
Services	94,124	85.1%	90,440	84.4%	3,684	0.7%
Total gross profit	$203,738	80.9%	$223,506	79.7%	$(19,768)	1.2%

Products gross margin percentage decreased by 0.9% in 2023 compared to 2022 primarily driven by changes in product and geographic mix.

Services gross margin percentage increased by 0.7% in 2023 compared to 2022 primarily due to a decrease in personnel-related support costs.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, general and administrative, and restructuring expenses. The largest component of our operating expenses is personnel costs which consist of wages, benefits, bonuses, and, with respect to sales and marketing expenses, sales commissions. Personnel costs also include stock-based compensation.

A summary of our operating expenses is as follows (dollars in thousands):

| | Years Ended December 31, | | Increase (Decrease) | |
	2023	2022	Amount	Percent
Operating expenses:				
Sales and marketing	$ 85,976	$ 88,511	$(2,535)	(3)%
Research and development	55,229	58,398	(3,169)	(5)%
General and administrative	23,885	23,518	367	2%
Total operating expenses	$165,090	$170,427	$(5,337)	(3)%

Sales and Marketing

Sales and marketing expenses are our largest functional category of operating expenses and primarily consist of personnel costs. Sales and marketing expenses also include the cost of marketing programs, trade shows, consulting services, promotional materials, demonstration equipment, depreciation and certain allocated facilities and information technology infrastructure costs.

The $2.5 million decrease in sales and marketing expenses in 2023 compared to 2022 was primarily due to decreases of $3.5 million in personnel costs as a result of a decrease in headcount and $0.4 million in marketing expenses, partially offset by increases of $0.9 million in credit loss expense and $0.5 million in travel-related expense.

In 2024, we expect sales and marketing expenses to increase from 2023 levels as we continue to apply a disciplined approach to focus our investments in areas that offer the greatest opportunities.

Research and Development

Research and development efforts are focused on new product development and on developing additional functionality for our existing products. These expenses primarily consist of personnel costs, and, to a lesser extent, prototype materials, depreciation and certain allocated facilities and information technology infrastructure costs. We expense research and development costs as incurred.

The $3.2 million decrease in research and development expenses in 2023 compared to 2022 was primarily due to a decrease of $8.5 million increase in personnel costs as a result of a decrease in headcount. This decrease was partially offset by increases of $3.4 million in depreciation expense and $1.9 million in consulting expense as the Company transitions to using non-employee consultants for certain research and development activities.

In 2024, we expect research and development expenses to increase from 2023 levels reflecting strategic investments in our growth priorities, including cybersecurity technology.

General and Administrative

General and administrative expenses primarily consist of personnel costs, professional services and office expenses. General and administrative personnel costs include executive, finance, human resources, information technology, facility and legal related expenses. Professional services primarily consist of fees for outside accounting, tax, legal, recruiting and other administrative services.

The $0.4 million increase in general and administrative expenses in 2023 compared to 2022 was primarily due to an increase of $1.3 million in professional services expense as a result of increases in accounting and tax fees. Additionally, facility expense increased $0.7 million primarily related to rent expense, equipment expense increased $0.4 million and depreciation expense increased $0.3 million. Partially offsetting these increases was a decrease of $1.6 million in office expenses as the Company paid catch-up tax fee in 2022 related to a property tax audit. Additionally, consulting expense decreased $0.7 million.

In 2024, we expect general and administrative expenses to increase from 2023 levels as we continue to apply a disciplined approach to focus our investments in areas that offer the greatest opportunities.

Non-Operating Income (Expense) - Interest Income

Interest income consists primarily of interest income earned on our invested cash, cash equivalents and marketable securities.

Interest income was $5.1 million and $1.3 million in the years ended December 31, 2023 and 2022, respectively.

Non-Operating Income (Expense) - Interest and Other Income (Expense), Net

In the years ended December 31, 2023 and 2022, interest and other income (expense), net consisted primarily of foreign currency exchange gains and losses, which had a favorable change of $0.6 million in the year ended December 31, 2023 compared to 2022. Additionally, we recorded impairment expense of $1.0 million in the year ended December 31, 2022 related to an equity investment in a private company held by the Company.

Provision for (Benefit from) Income Taxes

We recorded income tax provisions of $3.8 million for the year ended December 31, 2023 and $5.8 million for the year ended December 31, 2022. Our deferred tax assets primarily consist of research and development credits,

capitalized research and development expenses and accruals and reserves. The Company's income tax provision for the years ended December 31, 2023 and 2022 primarily consisted of state and foreign income taxes.

See Note 10 Income Taxes, of the notes to consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further details regarding the Company's taxes.

Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $97.2 million, including $3.4 million held outside the United States in our foreign subsidiaries, and $62.1 million of marketable securities. We currently do not have any plans to repatriate our earnings from our foreign operations. As of December 31, 2023, we had working capital of $160.8 million, accumulated deficit of $90.5 million and total stockholders' equity of $207.9 million.

We plan to continue to invest for long-term growth, and our investment may increase. We currently believe that our existing cash and cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for at least the next 12 months and beyond. Our future capital requirements will depend on many factors, including our growth rate, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the introduction of new and enhanced product and service offerings and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

On September 8, 2022, we entered into a Common Stock Repurchase Agreement (the "Repurchase Agreement") with Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P. (collectively, "Summit"). Pursuant to the Repurchase Agreement, we repurchased 3.5 million shares of common stock from Summit for approximately $44.6 million. The common shares repurchased are held in treasury and accounted for under the cost method.

On November 1, 2022, the Company announced its Board of Directors authorized a stock repurchase program of up to $50 million of its common stock over a period of twelve months, at which point it expired. On November 7, 2023, the Company announced its Board of Directors had authorized a stock repurchase program of up to $50 million of its common stock over a period of twelve months. As of December 31, 2023, the Company had $49.7 million available to repurchase shares. Under these repurchase programs, repurchased shares are held in treasury at cost. The Company's stock repurchase programs do not obligate us to acquire any specific number of shares. Shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act. To date, all repurchases under these programs, other than the repurchase from Summit, have occurred in the open market. During the year ended December 31, 2023, the Company repurchased 1.3 million shares for a total cost of $16.0 million. During the year ended December 31, 2022, the Company repurchased 6.1 million shares for a total cost of $79.3 million.

In October 2021, our Board approved the initiation of a regular quarterly cash dividend on our common stock. The first dividend, in the amount of $0.05 per share of common stock outstanding, was paid in December 2021 and was treated as a return of capital, and on November 1, 2022, the Board of Directors increased the dividend amount to $0.06 per share. We currently anticipate that we will continue to pay comparable quarterly cash dividends in the future. However, the payment, amount and timing of future dividends remain within the discretion of our Board and will depend on our results of operations, financial condition, cash requirements, and other factors.

In addition, as described in Note 7 Commitments and Contingencies, in the notes to consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, we may be currently, or may be from time to time, involved in ongoing litigation. Any adverse settlements or judgments in any litigation could have a material adverse impact on our results of operations, cash balances and cash flows in the period in which such events occur.

Statements of Cash Flows

The following table summarizes our cash flow related activities (in thousands):

	Years Ended December 31,	
	2023	**2022**
Cash provided by (used in):		
Operating activities	$ 44,514	$ 66,100
Investing activities	13,608	11,087
Financing activities	(28,849)	(88,141)
Net increase (decrease) in cash and cash equivalents	$ 29,273	$(10,954)

Cash Flows from Operating Activities

Our cash provided by operating activities is driven primarily by sales of our products and management of working capital investments. Our primary uses of cash from operating activities have been for personnel-related expenditures, manufacturing costs, marketing and promotional expenses and costs related to our facilities. Our cash flows from operating activities will continue to be affected principally by the extent to which we increase spending on our business and our working capital requirements.

During the year ended December 31, 2023, cash provided by operating activities was $44.5 million, consisting of net income of $40.0 million and non-cash benefits totaling $22.8 million, partially offset by an unfavorable net change in operating assets and liabilities of $18.3 million. Our non-cash benefits primarily consisted of non-cash charges of $14.1 million for stock-based compensation and $9.3 million of depreciation and amortization expense. The net change in our operating assets and liabilities primarily reflects cash outflows from changes in accrued and other liabilities of $20.8 million, inventory of $6.3 million, accounts payable of $3.0 million and prepaid expenses and other assets of $1.9 million, partially offset by cash inflows from changes in deferred revenue of $14.3 million.

The unfavorable change in accounts receivable was due to the timing of collections from our customers. The favorable change in deferred revenues was attributable to the timing of service contract bookings.

During the year ended December 31, 2022, cash provided by operating activities was $66.1 million, consisting of net income of $46.9 million, partially offset by a non-cash benefit of $21.5 million and an unfavorable net change in operating assets and liabilities of $2.3 million. Our non-cash benefit consisted primarily of non-cash charges of $13.3 million for stock-based compensation and $7.4 million of depreciation and amortization expense. The net change in our operating assets and liabilities primarily reflects cash outflows from changes in accounts receivable of $10.1 million and accrued and other liabilities of $1.3 million, partially offset by cash inflows from changes in deferred revenue of $5.4 million, inventory of $2.0 million and prepaid expenses and other assets of $1.6 million.

The unfavorable change in accounts receivable was due to the timing of collections from our customers. The favorable change in deferred revenues was attributable to the timing of service contract bookings.

Cash Flows from Investing Activities

During the year ended December 31, 2023, cash provided in investing activities was $13.6 million, consisting of proceeds from maturities of marketable securities of $64.5 million and proceeds from the sales of marketable securities of $45.4 million, partially offset by purchases of marketable securities of $85.4 million and property and equipment of $10.9 million.

During the year ended December 31, 2022, cash used in investing activities was $11.1 million, consisting of purchases of marketable securities of $55.4 million and property and equipment of $10.8 million, partially offset by proceeds from maturities of marketable securities of $71.0 million and sales of marketable securities of $6.3 million.

Cash Flows from Financing Activities

During the year ended December 31, 2023, cash used in financing activities was $28.8 million consisting primarily of $17.8 million of cash used for the payments of cash dividends and $16.0 million of cash used to repurchase our common stock in the open market, partially offset by $4.9 million of cash proceeds from common stock issuances under our equity incentive plans.

During the year ended December 31, 2022, cash used in financing activities was $88.1 million consisting primarily of $79.3 million of cash used to repurchase our common stock in the open market and from Summit, and $15.9 million used for the payments of cash dividends, partially offset by $7.0 million of cash proceeds from common stock issuances under our equity incentive plans.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates. Note 1, *Description of Business and Summary of Significant Accounting Policies*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Inventory

Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined using a first-in, first-out method. We regularly evaluate inventory for excess and obsolete products. Most of our inventory provisions relate to excess quantities of certain products, based on our inventory levels and future product purchase commitments compared to assumptions based on management's assessment of future demand and market conditions. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. Inventory write downs are included as a component of cost of products revenue in the consolidated statements of operations.

Revenue Recognition

We derive revenue from two sources: (i) products revenue, which includes hardware, perpetual software license and subscription revenue; and (ii) services revenue, which includes post contract support (''PCS''), professional services, and training. Revenue for term-based license agreements is recognized at a point in time when the Company delivers the software license to the customer and the subscription term has commenced. For our software-as-a-service offerings, our customers do not take possession of the Company's software but rather we provide access to the service via a hosting arrangement. Revenue in these arrangements is recognized ratably as the services are provided. A substantial portion of our revenue is from sales of our products and services through distribution channels, such as resellers and distributors. Our customers predominantly purchase PCS services in conjunction with purchases of our products.

Revenue is recognized, net of applicable taxes, upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. We apply the following five-step revenue recognition model:

- Identification of the contract, or contracts, with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, performance obligations are satisfied.

PCS revenue includes arrangements for software support and technical support for our products. PCS is offered under renewable, fee-based contracts, which includes technical support, hardware repair and replacement parts, bug fixes, patches, and unspecified upgrades on a when-and-if available basis. Revenue for PCS services is recognized on a straight-line basis over the service contract term, which is typically one year, but can be up to five years as there is no discernible pattern of transfer related to these promises. Billed but unearned PCS revenue is included in deferred revenue.

Professional service revenue primarily consists of the fees we earn related to installation and consulting services. We recognize revenue from professional services upon delivery or completion of performance. Professional service arrangements are typically short term in nature and are largely completed within 30 to 90 days from the start of service. Revenue is recognized for training when the training course is delivered.

Contracts with Multiple Performance Obligations

Most of our contracts with customers, other than renewals of PCS, contain multiple performance obligations with a combination of products and PCS. Products and PCS generally qualify as distinct performance obligations. Our hardware includes embedded ACOS software, which together deliver the essential functionality of our products. For contracts which contain multiple performance obligations, we allocate revenue to each distinct performance obligation based on the standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. We use a range of amounts to estimate SSP for products and PCS sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and PCS.

If we do not have an observable SSP, such as when we do not sell a product or service separately, then SSP is estimated using judgment and considering all reasonably available information such as market conditions and information about the size and/or purchase volume of the customer. We generally use a range of amounts to estimate SSP for individual products and services based on multiple factors including, but not limited to the sales channel (reseller, distributor or end-customer), the geographies in which our products and services are sold, and the size of the end-customer.

We account for multiple contracts with a single reseller as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract.

We may occasionally accept returns to address customer satisfaction issues even though there is generally no contractual provision for such returns. We estimate returns for sales to customers based on historical return rates applied against current-period shipments. Specific customer returns and allowances are considered when determining our sales return reserve estimate.

Consequently, we have chosen to apply the portfolio approach when possible, which we do not believe will happen frequently. Additionally, we will evaluate a portfolio of data, when possible, in various situations, including accounting for commissions, rights of return and transactions with variable consideration.

We report revenue net of sales taxes. We include shipping charges billed to customers in revenue and the related shipping costs are included in cost of product revenue.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Our consolidated results of operations, financial position and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Historically, the majority of our revenue contracts are denominated in U.S. Dollars, with the most significant exception being Japan where we invoice primarily in Japanese Yen. Our costs and expenses are generally denominated in the currencies where our operations are located, which is primarily in the Americas, EMEA and, to a lesser extent, Japan and the Asia Pacific region. We have a hedging program with respect to foreign currency risk. Revenue resulting from selling in local currencies and costs and expenses incurred in local currencies are exposed to foreign currency exchange rate fluctuations, which can affect our revenue and operating income. As exchange rates vary, operating income may differ from expectations.

The functional currency of our foreign subsidiaries is the U.S. Dollar. At the end of each reporting period, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded in interest and other income, net in the consolidated statements of operations. A significant fluctuation in the exchange rates between our subsidiaries' local currencies, especially the Japanese Yen, British Pound and Euro, and the U.S. Dollar could have an adverse impact on our consolidated financial position and results of operations.

We recorded $0.1 million of net foreign exchange gains in the year ended December 31, 2023. We recorded $0.5 million and $1.9 million of net foreign exchange losses during the years ended December 31, 2022 and 2021, respectively. The effect of a hypothetical 10% change in our exchange rate would not have a significant impact on our consolidated results of operations.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our marketable securities. Our marketable securities are comprised of certificates of deposit, corporate securities, U.S. Treasury and agency securities, commercial paper and asset-backed securities and equity securities of publicly traded companies. We do not enter into investments for trading or speculative purposes. At December 31, 2023, our investment portfolio included marketable securities with an aggregate fair market value and amortized cost basis of $62.1 million and $62.1 million, respectively. The effect of a hypothetical 10% change in interest rates would not have had any impact on our interest expense.

The following table presents the hypothetical fair values of our marketable securities assuming immediate parallel shifts in the yield curve of 50 basis points ("BPS"), 100 BPS and 150 BPS as of December 31, 2023 (in thousands):

	Fair Value as of						
	(150 BPS)	(100 BPS)	(50 BPS)	12/31/2023	50 BPS	100 BPS	150 BPS
Marketable securities	$62,289	$62,211	$62,134	$62,056	$61,978	$61,899	$61,821

Item 8.   Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
A10 Networks, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of A10 Networks, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 29, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Determination of standalone selling price for performance obligations not sold separately

As described further in Note 1 to the consolidated financial statements, most of the Company's revenue contracts, other than renewals of post contract support, contain multiple performance obligations with a combination of products and post contract support. Products and post contract support generally qualify as distinct performance obligations. For contracts that contain multiple performance obligations, the Company allocates revenue to each distinct performance obligation based on the standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation. The Company uses a range of amounts to estimate standalone selling price for products and post contract support sold together in a contract to determine whether there is a discount to be allocated based on the relative standalone selling price of the various products and post contract support. We identified estimates of standalone selling price as a critical audit matter.

The principal consideration for our determination that estimates of standalone selling price is a critical audit matter is that auditing the estimates involved subjective auditor judgment due to the absence of directly observable

data which requires the Company to make subjective assumptions used to estimate the standalone selling price for each performance obligation. If the Company does not have an observable standalone selling price, such as when they do not sell a product or service separately, then standalone selling price is estimated using judgment and considering all reasonably available information such as market conditions and information about the size and/or purchase volume of the customer. The Company generally uses a range of amounts to estimate standalone selling price for individual products and services based on multiple factors including, but not limited to the sales channel (reseller, distributor or end-customer), the geographies in which products and services are sold, and the size of the end-customer. Given these factors, the related audit effort in evaluating management's judgments in determining revenue recognition for these customer contracts was extensive and required subjective auditor judgment.

We obtained an understanding, evaluated design and tested the operating effectiveness of internal controls related to the determination of the standalone selling price for performance obligations not sold separately.

To test management's estimates of standalone selling price, we performed procedures to evaluate the methodology applied, including evaluating whether management maximized the use of observable inputs. We also inspected the sources of historical data used, evaluated pricing practices, and other observable inputs such as customer grouping, tested the mathematical accuracy of the underlying data and evaluated the accounting policies and practices related to the estimated standalone selling prices by management.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2023.

San Jose, California
February 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
A10 Networks, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of A10 Networks, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 29, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

San Jose, California
February 29, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of A10 Networks, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of A10 Networks, Inc. and subsidiaries (the Company) as of December 31, 2022 and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the two years ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the two years ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

/s/ Armanino LLP

San Jose, California
February 27, 2023

We served as the Company's auditor since 2019. In 2023, we became the predecessor auditor.

A10 NETWORKS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	As of December 31, 2023	As of December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 97,244	$ 67,971
Marketable securities	62,056	83,018
Accounts receivable, net of allowances of $405 and $32, respectively	74,307	72,928
Inventory	23,522	19,693
Prepaid expenses and other current assets	14,695	13,381
Total current assets	271,824	256,991
Property and equipment, net	29,876	19,743
Goodwill	1,307	1,307
Deferred tax assets, net	62,725	63,183
Other non-current assets	24,077	27,881
Total assets	$ 389,809	$ 369,105
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,024	$ 6,725
Accrued and other liabilities	21,388	37,183
Deferred revenue, current	82,657	74,340
Total current liabilities	111,069	118,248
Deferred revenue, non-current	58,677	52,652
Other non-current liabilities	12,187	17,193
Total liabilities	181,933	188,093
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Common stock, $0.00001 par value: 500,000 shares authorized; 89,003 and 87,123 shares issued and 74,359 and 73,738 shares outstanding, respectively	1	1
Treasury stock, at cost: 14,644 and 13,384 shares, respectively	(150,909)	(134,934)
Additional paid-in-capital	486,958	466,927
Dividends paid	(37,619)	(19,802)
Accumulated other comprehensive loss	(71)	(726)
Accumulated deficit	(90,484)	(130,454)
Total stockholders' equity	207,876	181,012
Total liabilities and stockholders' equity	$ 389,809	$ 369,105

See accompanying notes to consolidated financial statements.

A10 NETWORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,		
	2023	2022	2021
Revenue:			
Products	$141,082	$173,201	$148,398
Services	110,618	107,137	101,644
Total revenue	251,700	280,338	250,042
Cost of revenue:			
Products	31,468	40,135	32,620
Services	16,494	16,697	20,885
Total cost of revenue	47,962	56,832	53,505
Gross profit	203,738	223,506	196,537
Operating expenses:			
Sales and marketing.	85,976	88,511	85,651
Research and development	55,229	58,398	54,077
General and administrative	23,885	23,518	23,421
Total operating expenses	165,090	170,427	163,149
Income from operations.	38,648	53,079	33,388
Non-operating income (expense):			
Interest income.	5,078	1,304	409
Interest and other income (expense), net	69	(1,667)	(2,155)
Total non-operating income (expense), net.	5,147	(363)	(1,746)
Income before income taxes	43,795	52,716	31,642
Provision for (benefit from) income taxes	3,825	5,808	(63,245)
Net income.	$ 39,970	$ 46,908	$ 94,887
Net income per share:			
Basic.	$ 0.54	$ 0.62	$ 1.23
Diluted	$ 0.53	$ 0.60	$ 1.19
Weighted-average shares used in computing net income per share:			
Basic.	74,210	75,528	77,046
Diluted	75,550	77,751	80,037

See accompanying notes to consolidated financial statements.

A10 NETWORKS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net income	$39,970	$46,908	$94,887
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on marketable securities, net of tax	911	(497)	(327)
Foreign currency translation adjustment	(256)	—	—
Comprehensive income	$40,625	$46,411	$94,560

See accompanying notes to consolidated financial statements.

A10 NETWORKS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock Shares	Amount	Treasury stock, at cost	Additional Paid-in Capital	Dividends paid	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2020	**76,346**	**$ 1**	**$ (37,410)**	**$425,534**	**$ —**	**$ 98**	**$(272,249)**	**$115,974**
Stock-based compensation expense...............	—	—	—	14,737	—	—	—	14,737
Common stock issued under employee equity incentive plans..................	2,794	—	—	5,764	—	—	—	5,764
Repurchase of common stock..................	(1,717)	—	(18,267)	—	—	—	—	(18,267)
Payments for dividends.....	—	—	—	—	(3,880)	—	—	(3,880)
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	(327)	—	(327)
Net Income	—	—	—	—	—	—	94,887	94,887
Balance at December 31, 2021	**77,423**	**$ 1**	**$ (55,677)**	**$446,035**	**$ (3,880)**	**$(229)**	**$(177,362)**	**$208,888**
Stock-based compensation expense................	—	—	—	13,852	—	—	—	13,852
Common stock issued under employee equity incentive plans..................	2,405	—	—	7,040	—	—	—	7,040
Repurchase of common stock..................	(6,090)	—	(79,257)	—	—	—	—	(79,257)
Payments for dividends.....	—	—	—	—	(15,922)	—	—	(15,922)
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	(497)	—	(497)
Net Income	—	—	—	—	—	—	46,908	46,908
Balance at December 31, 2022	**73,738**	**$ 1**	**$(134,934)**	**$466,927**	**$(19,802)**	**$(726)**	**$(130,454)**	**$181,012**
Stock-based compensation expense................	—	—	—	15,088	—	—	—	15,088
Common stock issued under employee equity incentive plans..................	1,881	—	—	4,943	—	—	—	4,943
Repurchase of common stock..................	(1,260)	—	(15,975)	—	—	—	—	(15,975)
Payments for dividends.....	—	—	—	—	(17,817)	—	—	(17,817)
Unrealized gain on marketable securities, net of tax	—	—	—	—	—	911	—	911
Other comprehensive loss ...	—	—	—	—	—	(256)	—	(256)
Net Income	—	—	—	—	—	—	39,970	39,970
Balance at December 31, 2023	**74,359**	**$ 1**	**$(150,909)**	**$486,958**	**$(37,619)**	**$ (71)**	**$ (90,484)**	**$207,876**

See accompanying notes to consolidated financial statements.

A10 NETWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 39,970	$ 46,908	$ 94,887
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,346	7,381	8,907
Stock-based compensation	14,081	13,331	14,422
Provision for credit losses and sales returns	(699)	(36)	(616)
Release of deferred tax asset valuation allowance and other adjustments	—	—	(64,186)
Other non-cash items	117	793	1,688
Changes in operating assets and liabilities:			
Accounts receivable	(679)	(10,065)	(10,399)
Inventory	(6,302)	2,035	(1,826)
Prepaid expenses and other assets	(1,862)	1,627	(2,134)
Accounts payable	(2,999)	103	1,995
Accrued and other liabilities	(20,801)	(1,338)	(5,573)
Deferred revenue	14,342	5,361	12,932
Net cash provided by operating activities	44,514	66,100	50,097
Cash flows from investing activities:			
Proceeds from sales of marketable securities	45,420	6,252	6,865
Proceeds from maturities of marketable securities	64,504	71,045	88,790
Purchases of marketable securities	(85,420)	(55,411)	(128,554)
Capital expenditures	(10,896)	(10,799)	(5,171)
Net cash provided by (used in) investing activities	13,608	11,087	(38,070)
Cash flows from financing activities:			
Proceeds from issuance of common stock under employee equity incentive plans	4,943	7,038	5,764
Repurchases of common stock	(15,975)	(79,257)	(18,267)
Payments for dividends	(17,817)	(15,922)	(3,880)
Net cash used in financing activities	(28,849)	(88,141)	(16,383)
Net increase (decrease) in cash and cash equivalents	29,273	(10,954)	(4,356)
Cash and cash equivalents – beginning of year	67,971	78,925	83,281
Cash and cash equivalents – end of year	$ 97,244	$ 67,971	$ 78,925
Supplemental Disclosures:			
Cash paid for income taxes, net of refunds	$ 2,409	$ 1,747	$ 199
Cash paid for interest	$ —	$ —	$ 4
Non-cash investing and financing activities:			
Transfers between inventory and property and equipment	$ 2,473	$ 733	$ 94
Purchases of property and equipment included in accounts payable	$ 3,298	$ 230	$ 6

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

A10 Networks, Inc. (together with our subsidiaries, the "Company", "we", "our" or "us") was incorporated in California in 2004 and reincorporated in Delaware in March 2014. We are headquartered in San Jose, California and have wholly-owned subsidiaries throughout the world including Asia and Europe.

We are a leading provider of secure application solutions and services that enable a new generation of intelligently connected companies with the ability to continuously improve cyber protection and digital responsiveness across dynamic Information Technology ("IT") and network infrastructures. Our product portfolio seeks to address many of the cyber protection challenges and solution requirements. The portfolio consists of six secure application solutions; Thunder Application Delivery Controller ("ADC"), Lightning Application Delivery Controller ("Lightning ADC"), Thunder Carrier Grade Networking ("CGN"), Thunder Threat Protection System ("TPS"), Thunder SSL Insight ("SSLi") and Thunder Convergent Firewall ("CFW"), and two intelligent management and automation tools; Harmony Controller and aGalaxy TPS. Our solutions are available in a variety of form factors, such as optimized hardware appliances, bare metal software, containerized software, virtual appliances and cloud-native software.

Basis of Presentation

The accompanying consolidated financial statements include those of A10 Networks, Inc. and its subsidiaries, and have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Those estimates and assumptions affect revenue recognition and deferred revenue, the allowance for credit losses for potential uncollectible amounts, the sales return reserve, the valuation of inventory, the fair value of marketable securities, contingencies and litigation, accrued liabilities, deferred commissions and the determination of fair value of stock-based compensation. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management's estimates.

Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term, highly liquid investments purchased with an original maturity of 90 days or less. Our cash equivalents consist of money market funds.

Marketable Securities

We classify our investments in debt securities as available-for-sale and record these investments at fair value. We may sell these investments at any time before their maturities. Accordingly, we classified our securities, including those with maturities exceeding twelve months, as current assets and included in marketable securities in the consolidated balance sheets. Unrealized gains and losses are reported in accumulated other comprehensive income (loss), net of taxes, in the consolidated statements of stockholders' equity. Realized gains and losses are determined based on the specific identification method. Realized gains and losses and credit allowances and impairments due to credit losses, if any, on marketable securities are reported in interest and other income, net as incurred in the consolidated statements of operations.

We regularly review our investment portfolio for impairment. If the estimated fair value of available-for-sale debt securities is less than its amortized cost basis, we determine if the difference, if any, is caused by expected credit

losses and write-down the amortized cost basis of the securities if it is more likely than not we will be required or we intend to sell the securities before recovery of its amortized cost basis. Allowances for credit losses and write-downs are recognized in the non-operating income (expense) section of our consolidated statements of operations.

The Company also invests in equity securities with readily determinable fair values which consist of investments in publicly traded companies. These investments are measured at fair value with changes in fair value recognized in our consolidated statements of operations.

Fair Value Measurement

Our financial instruments consist of cash, cash equivalents, marketable securities, accounts receivable and accounts payable. Our cash equivalents are measured and recorded at fair value on a recurring basis. Marketable securities are typically comprised of certificates of deposit, corporate securities, U.S. Treasury and agency securities, commercial paper, asset-backed securities and publicly trader equity securities and are measured at fair value on a recurring basis. The Company determines whether a credit loss exists for available-for-sale debt securities in an unrealized loss position. When the fair value of a security is below its amortized cost, the amortized cost will be reduced to its fair value and the resulting loss will be recorded in our consolidated statements of operations, if it is more likely than not that we are required to sell the impaired security before recovery of its amortized cost basis, or we have the intention to sell the security. If neither of these conditions are met, the Company considers the extent to which the fair value is less than the amortized cost, any changes to the rating of the security by a rating agency, and review of the issuer's financial statements. If factors indicate a credit loss exists, an allowance for credit loss is recorded through other expense, net, limited by the amount that the fair value is less than the amortized cost basis.

For all available-for-sale debt securities, unrealized gains and the amount of unrealized loss relating to factors other than credit loss are reported as a separate component of accumulated other comprehensive loss in our consolidated balance sheets. Realized gains and losses are determined based on the specific identification method and are reported in our consolidated statements of operations.

Financial instruments recorded at fair value are measured and classified using the three-level valuation hierarchy as described below:

Level 1 — observable inputs for identical assets or liabilities, such as quoted prices in active markets.

Level 2 — inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 — unobservable inputs in which there is little or no market data, which requires us to develop our own assumptions when pricing the financial instruments.

Accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are unsecured and are recorded at invoice amounts, net of allowances for credit losses for any potential uncollectible amounts. We evaluate the collectability of our accounts receivable based on known collection risks and historical experience. We mitigate credit risk in respect to accounts receivable by performing periodic credit evaluations based on a number of factors, including past transaction experience, evaluation of credit history and review of the invoicing terms of the contract. We generally do not require our customers to provide collateral to support accounts receivable. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (for examples, bankruptcy filings or substantial downgrading of credit ratings), we record a specific allowance for credit losses against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we record allowances for credit losses based on the length of time the receivables are past due and our historical experience of collections and write-offs.

Inventory

Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined using first-in, first-out method. We regularly evaluate inventory for excess and obsolete products. Most of our inventory provisions relate to excess quantities of certain products, based on our inventory levels and future product purchase

commitments compared to assumptions based on management's assessment of future demand and market conditions. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. Inventory write downs are included as a component of cost of products revenue in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Depreciation and amortization on property and equipment, excluding leasehold improvements, ranges from one to seven years.

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term. Remaining amortization terms on leasehold improvements as of December 31, 2023 ranged from approximately one to six years.

Leases

The Company determines if an arrangement is a lease at inception. For leases where the Company is the lessee, right-of-use (''ROU'') assets represent the Company's right to use the underlying asset for the term of the lease and are included within other non-current assets in the consolidated balance sheets, and the lease liabilities represent an obligation to make lease payments arising from the lease and are recorded within accrued liabilities and other non-current liabilities in the consolidated balance sheets. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date of the underlying lease arrangement to determine the present value of lease payments. The ROU asset is determined based on the lease liability initially established and reduced for any prepaid lease payments and any lease incentives received. The lease term to calculate the ROU asset and related lease liability includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company's lease agreements generally do not contain any material variable lease payments, residual value guarantees or restrictive covenants.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed for the carry-forward of the Company's historical lease classification and assessment on whether a contract is or contains a lease. The Company elected to not apply the new standard's recognition requirements to leases with an initial term of 12 months or less and instead elected to recognize lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense while expense for financing leases is recognized as depreciation expense and interest expense using the accelerated interest method of recognition. The Company accounts for lease components and non-lease components as a single lease component.

Goodwill

Goodwill represents the excess of purchase consideration over the fair values of assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but is reviewed for possible impairment annually in the fourth quarter or more frequently if impairment indicators arise. We have identified a single reporting unit for the purpose of our goodwill impairment tests, and the fair value of our reporting unit has been determined by our enterprise value. We may elect to utilize a qualitative assessment to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying value. If, after assessing the qualitative factors, we determine that it is more likely than not that the fair value of our reporting unit is less than its carrying value, an impairment analysis will be performed. We compare the fair value of our reporting unit with its carrying amount and if the carrying value of the reporting unit exceeds its fair value, an impairment loss will be recognized for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill. We did not identify impairment of goodwill for any periods presented.

Intangible Assets

Intangible assets are recorded at fair value and amortized on a straight-line basis over their estimated useful lives, which ranged from 5 to 11 years. We evaluate our intangible assets for impairment at least annually and when

indicators of impairment may exist. There were no impairment charges to our intangible assets during the years ended December 31, 2023, 2022 and 2021. Our purchased intangible assets were fully amortized as of December 31, 2021.

Impairment of Long-Lived Assets

We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of our long-lived assets may not be recoverable. Recoverability of an asset group is measured by comparison of its carrying amount to the expected future undiscounted cash flows that the asset group is expected to generate. If it is determined that an asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset group exceeds its fair value.

Revenue Recognition

We recognize revenue, net of applicable taxes, when we transfer control of promised goods or services to our customers in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services.

We derive revenue from two sources: (i) products revenue, which includes hardware, perpetual software license and subscription offerings, which include term-based license agreements and software-as-a-service; and (ii) services revenue, which includes post contract support ("PCS"), professional services, and training. Revenue for term-based license agreements is recognized at a point in time when the Company delivers the software license to the customer and over time once the subscription term has commenced. For our software-as-a-service offerings, our customers do not take possession of the Company's software but rather we provide access to the service via a hosting arrangement. Revenue in these arrangements is recognized over time as the services are provided. A substantial portion of our revenue is from sales of our products and services through distribution channel partners, such as resellers and distributors. We apply the following five-step revenue recognition model:

- Identification of the contract, or contracts, with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, performance obligations are satisfied.

Our customers predominantly purchase PCS services in conjunction with purchases of our products. PCS revenue includes arrangements for software support and technical support for our products. PCS is offered under renewable, fee-based contracts, which include technical support, hardware repair and replacement parts, bug fixes, patches, and unspecified upgrades on a when-and-if available basis. We recognize services revenue ratably over the term of the PCS contract, which is typically one year, but can be up to seven years. Billed but unearned PCS revenue is included in deferred revenue.

Professional service revenue primarily consists of the fees we earn related to installation and consulting services. We recognize revenue from professional services upon delivery or completion of performance. Professional service arrangements are typically short term in nature and are largely completed within 30 to 90 days from the start of service. Revenue is recognized for training when the training course is delivered.

Contracts with Multiple Performance Obligations

Most of our contracts with customers, other than renewals of PCS, contain multiple performance obligations with a combination of products and PCS. Products and PCS generally qualify as distinct performance obligations. Our hardware includes embedded ACOS software, which together deliver the essential functionality of our products. For contracts which contain multiple performance obligations, we allocate revenue to each distinct performance obligation based on the standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. We use a range of amounts to estimate SSP for products and PCS sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and PCS.

If we do not have an observable SSP, such as when we do not sell a product or service separately, then SSP is estimated using judgment and considering all reasonably available information such as market conditions and

information about the size and/or purchase volume of the customer. We generally use a range of amounts to estimate SSP for individual products and services based on multiple factors including, but not limited to the sales channel (reseller, distributor or end-customer), the geographies in which our products and services are sold, and the size of the end-customer.

We account for multiple contracts with a single partner as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract.

We may occasionally accept returns to address customer satisfaction issues even though there is generally no contractual provision for such returns. We estimate returns for sales to customers based on historical return rates applied against current-period shipments. Specific customer returns and allowances are considered when determining our sales return reserve estimate.

Consequently, we have chosen to apply the portfolio approach when possible, which we do not believe will happen frequently. Additionally, we will evaluate a portfolio of data, when possible, in various situations, rights of return and transactions with variable consideration.

We report revenue net of sales taxes. We include shipping charges billed to customers in revenue and the related shipping costs are included in cost of product revenue.

Deferred Contract Acquisition Costs

We capitalize certain contract acquisition costs consisting of incremental sales commissions incurred to obtain customer contracts. Deferred commissions related to product revenues are recognized upon transfer of control to customers. Deferred commissions related to services revenue are recognized as the related performance obligations are met. Deferred commissions that will be recognized during the succeeding 12-month period are recorded as prepaid expenses and other current assets in the Company's consolidated balance sheets, and the remaining portion is recorded as other non-current assets. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Research and Development Costs

Research and development efforts are focused on new product development and on developing additional functionality for our existing products. These expenses consist of personnel costs, and to a lesser extent, prototype materials, depreciation and certain allocated facilities and information technology costs. We expense research and development costs as incurred.

Capitalization of Internal Use Software

The company capitalizes costs incurred during the application development stage associated with the development of internal-use software systems. We account for the capitalization of internal-use software under ASC Topic 350-40, *Internal-Use Software*. Capitalized costs are included in property and equipment, net on the Company's consolidated balance sheet. Once a project is available for general release to customers, the accumulated capitalized costs associated with that project will begin to be amortized over the estimated useful life of the software.

Capitalization of Internally Developed Software to be Marketed and Sold

In the first quarter of 2020, we began capitalizing software engineering labor costs related to certain long-term projects that are expected to take more than a year to complete. We account for the capitalization of labor costs under Accounting Standards Codification (''ASC'') Topic 985-20, *Software to be Sold, Leased or Marketed*. Once a long-term project is available for general release to customers, the accumulated capitalized labor costs associated with that project will begin to be amortized over the expected revenue-generating life of that project and are recorded in cost of sales. In December 2022, we released the software portion of our first capitalized project and impaired the uncompleted hardware portion that we determined would not generate sufficient revenue to justify the cost of completing it. When internal-use software that was previously capitalized is abandoned, the cost less the accumulated amortization, if any, is recorded as an operating expense. In September 2023, we released our second capitalized project after we impaired a portion of it after we determined the full carrying value was not recoverable.

Stock-Based Compensation

Stock-based compensation expense is measured on the grant date based on the fair value of the award and recognized on a straight-line basis over the requisite service period, reduced for actual forfeitures. The fair values of

restricted stock units ("RSUs") are estimated using our stock price at the close of the market on the grant date. The fair value of employee stock purchase rights is estimated using the Black-Scholes model on the grant date. The Black-Scholes model determines the fair value of share-based payment awards based on assumptions including expected term, stock price volatility and risk-free interest rate. Stock-based compensation expense related to shares not purchased due to terminations, or forfeitures, is reversed on the date of forfeiture. The fair values of market performance-based restricted stock units ("PSUs") are estimated using the Monte Carlo simulation model, which uses the stock price, expected volatility and risk-free interest rate to determine the fair value.

Warranty Costs

Our appliance hardware and software generally carry a warranty period of 90 days. Estimates of future warranty costs are based on historical returns and the application of the historical return rates to our in-warranty installed base. Warranty costs to repair or replace items sold to customers have been insignificant for the years ended December 31, 2023, 2022 and 2021.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. Dollar. Transactions denominated in non-functional currencies are remeasured to the functional currency at the average exchange rate for the period. Non-functional currency monetary assets and liabilities are remeasured to the functional currency using the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded in interest and other income, net in the consolidated statements of operations.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or in our tax returns. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through an adjustment to income tax expense.

The factors used to assess the likelihood of realization of our deferred tax assets include our historical operating performance, our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Assumptions represent our best estimates and involve inherent uncertainties and the application of our judgment.

We account for uncertainty in income taxes recognized in our consolidated financial statements by regularly reviewing our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained upon examination by taxing authorities. The provision for (benefit from) income taxes excludes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Segment Information

An operating segment is a component of an enterprise for which its discrete financial information is available and its operating results are regularly reviewed by our chief operating decision maker for resource allocation decisions and performance assessment. Our chief operating decision maker is our Chief Executive Officer.

Our Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and assessing performance of the Company. Accordingly, we have one reportable segment and one operating segment.

Vendor Business Concentration

We rely on third parties to manufacture our hardware appliances and we purchase raw materials from third-party vendors. We outsource substantially all of our manufacturing services to three independent manufacturers. In addition, we purchase certain strategic component inventory which is consigned to our third-party manufacturers. Other hardware components included in our products are sourced from various suppliers by our manufacturers and are principally industry standard parts and components that are available from multiple vendors.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject us to concentrations of credit risk consist of cash, cash equivalents, marketable securities and accounts receivable. Our cash, cash equivalents and marketable securities are held and invested in high-credit quality financial instruments by recognized financial institutions and are subject to minimum credit risk.

Our accounts receivable are unsecured and represent amounts due to us based on contractual obligations of our customers. We mitigate credit risk in respect to accounts receivable by performing periodic credit evaluations based on a number of factors, including past transaction experience, evaluation of credit history and review of the invoicing terms of the contract. We generally do not require our customers to provide collateral to support accounts receivable.

Significant customers, including distribution channel partners and direct customers ("end-customers"), are those which represent 10% or more of our total revenue for each period presented or our gross accounts receivable balance as of each respective balance sheet date.

Revenues from our significant end-customers as a percentage of our total revenue are as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
Customer A	14%	11%	11%
Customer B	*	13%	*

---

* represents less than 10% of total revenue

As of December 31, 2023, one customer accounted for 19% of our total gross accounts receivable. As of December 31, 2022, two customers accounted for 21% and 21% of our total gross accounts receivable.

Recent Accounting Standards Not Yet Adopted

In November 2023, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, *2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in *ASU 2023-07*, as well as all existing segment disclosures and reconciliation requirements in ASC 280, on an interim and annual basis. *ASU 2023-07* is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of adopting *ASU 2023-07*.

In December 2023, the FASB issued *ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. *ASU 2023-09* is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of adopting *ASU 2023-09*.

There have been no other recent accounting pronouncements, changes in accounting pronouncements or recently adopted accounting guidance during the year ended December 31, 2023 that are of significance or potential significance to us.

2. Revenue

Contract Balances

The following table reflects contract balances with customers (in thousands):

Balance Sheet Line Reference	As of December 31, 2023	As of December 31, 2022
Accounts receivables, net	$74,307	$72,928
Deferred revenue, current	82,657	74,340
Deferred revenue, non-current	58,677	52,652

The Company receives payment from customers based upon billing cycles. Invoice payment terms typically range from 30 to 90 days.

Accounts receivable are recorded when the right to consideration becomes unconditional.

Contract assets include amounts related to the Company's contractual right to consideration for performance obligations not yet billed, and are included in prepaid and other current assets in the Company's consolidated balance sheets. The contract assets amount was immaterial as of December 31, 2023 and 2022.

Deferred revenue primarily consists of amounts that have been invoiced but not yet recognized as revenue and consists of performance obligations pertaining to support and subscription services. During the years ended December 31, 2023 and 2022, the Company recognized revenue of $72.3 million and $74.5 million, respectively, related to deferred revenue at the beginning of the period.

Deferred revenue consisted of the following (in thousands):

	As of December 31, 2023	As of December 31, 2022
Deferred revenue:		
Products	$ 14,917	$ 7,782
Services	126,417	119,210
Total deferred revenue	141,334	126,992
Less: current portion	(82,657)	(74,340)
Non-current portion	$ 58,677	$ 52,652

Deferred Contract Acquisition Costs

As of December 31, 2023, the current and non-current portions of deferred contract acquisition costs totaled $6.2 million and $4.4 million, respectively, and the related amortization was $5.5 million for the year ended December 31, 2023. As of December 31, 2022, the current and non-current portions of deferred contract acquisition costs totaled $6.1 million and $4.3 million, respectively, and the related amortization was $7.6 million for the year ended December 31, 2022.

For the years ended December 31, 2023, 2022 and 2021, the Company had no impairment loss in relation to capitalized deferred contract acquisition costs and no asset impairment charges related to contract assets.

Remaining Performance Obligations

Remaining performance obligations represent contracted revenues that are non-cancellable and have not yet been recognized due to unsatisfied or partially satisfied performance obligations, which include deferred revenues and amounts that will be invoiced and recognized as revenues in future periods.

The Company expects to recognize revenue on the remaining performance obligations as follows (in thousands):

	As of December 31, 2023
Within 1 year	$ 82,657
Next 2 to 3 years	55,405
Thereafter	3,272
Total	$141,334

3. Marketable Securities and Fair Value Measurements

Marketable Securities

Marketable securities, classified as available-for-sale, consisted of the following (in thousands):

	As of December 31, 2023				As of December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$15,393	$ 2	$ (2)	$15,393	$35,137	$—	$(550)	$34,587
U.S. Treasury and agency securities	39,963	6	(32)	39,937	28,627	—	(292)	28,335
Commercial paper	998	—	—	998	11,859	—	—	11,859
Asset-backed securities	—	—	—	—	8,331	—	(94)	8,237
Debt securities	$56,354	$ 8	$(34)	56,328	$83,954	$—	$(936)	83,018
Publicly held equity securities				5,728				—
Total marketable securities				$62,056				$83,018

During the years ended December 31, 2023 and 2022, the Company did not reclassify any amount to earnings from accumulated other comprehensive income (loss) related to unrealized gains or losses. During the year ended December 31, 2023, the Company sold certain debt securities at a loss and realized a $0.3 million loss.

The Company anticipates that it will recover the entire amortized cost basis of its available-for-sale marketable securities and has determined that no allowance for credit losses was required to be recognized during the years ended December 31, 2023 and 2022.

The following table summarizes the cost and estimated fair value of debt securities based on stated effective maturities as of December 31, 2023 (in thousands):

	Amortized Cost	Fair Value
Less than 1 year	$56,354	$56,328
Mature in 1 - 3 years	—	—
Total	$56,354	$56,328

All available-for-sale securities are classified as current because they are available for use in current operations.

Marketable securities in an unrealized loss position consisted of the following (in thousands):

As of December 31, 2023	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate securities	$ 9,418	$ (2)	$—	$—	$ 9,418	$ (2)
U.S. Treasury and agency securities	24,304	(32)	—	—	24,304	(32)
Asset-backed securities	—	—	—	—	—	—
Total	$33,722	$(34)	$—	$—	$33,722	$(34)

As of December 31, 2022	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate securities	$ 7,610	$(162)	$26,977	$(388)	$34,587	$(550)
U.S. Treasury and agency securities	14,868	(45)	11,567	(247)	26,435	(292)
Asset-backed securities	8,237	(94)	—	—	8,237	(94)
Total	$30,715	$(301)	$38,544	$(635)	$69,259	$(936)

Based on evaluation of securities that have been in a continuous loss position, the Company determined all gross unrealized losses on its marketable securities as of December 31, 2023 were temporary in nature and related primarily to interest rate shifts rather than changes in the underlying credit quality of the securities in a loss position. The Company has the ability to hold these investments until maturity, or for at least the foreseeable future. As such, the Company determined that as of December 31, 2023, there were no credit losses on any securities within its portfolio of marketable securities.

Fair Value Measurements

The following is a summary of the Company's cash, cash equivalents and marketable securities measured at fair value on a recurring basis (in thousands):

	As of December 31, 2023				As of December 31, 2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash.	$ 52,451	$ —	$—	$ 52,451	$54,336	$ —	$—	$ 54,336
Cash equivalents	44,793	—	—	44,793	13,635	—	—	13,635
Corporate securities	—	15,393	—	15,393	—	34,587	—	34,587
U.S. Treasury and agency securities	12,701	27,236	—	39,937	—	28,335	—	28,335
Commercial paper.	—	998	—	998	—	11,859	—	11,859
Asset-backed securities. . .	—	—	—	—	—	8,237	—	8,237
	$109,945	$43,627	$—	153,572	$67,971	$83,018	$—	150,989
Publicly held equity securities – Level 1 . . .				5,728				—
Total.				$159,300				$150,989

There were no transfers between Level 1 and Level 2 fair value measurement categories during the years ended December 31, 2023 and 2022.

4. Derivatives

Foreign Exchange Forward Contracts

The Company uses derivative financial instruments to manage exposures to foreign currency that may or may not be designated as hedging instruments. The Company's objective for holding derivatives is to use the most

effective methods to minimize the impact of these exposures. The Company does not enter into derivatives for speculative or trading purposes. The Company enters into foreign exchange forward contracts primarily to mitigate the effect of gains and losses generated by foreign currency transactions related to certain operating expenses and remeasurement of certain assets and liabilities denominated in foreign currencies.

For foreign exchange forward contracts not designated as hedging instruments, the fair value of the derivatives in a net gain or not loss position are recorded in prepaid expenses and other current assets in the consolidated balance sheets. Changes in the fair value of derivatives are recorded in other income, net in the consolidated statements of operations. As of December 31, 2023 and 2022, foreign exchange forward currency contracts not designated as hedging instruments had the total notional amount of $34.5 million and $27.0 million, respectively. These contracts have maturities of less than 30 days. For the years ended December 31, 2023 and 2022, the Company recorded a net loss of $0.1 million and a net gain of $0.4 million, respectively, in its consolidated statements of operations related to these contracts.

For foreign exchange forward contracts designated as hedging instruments, unrealized gains and losses arising from these contracts are recorded as a component of accumulated other comprehensive loss on the consolidated balance sheets. The hedging gains and losses in accumulated other comprehensive loss in the consolidated balance sheet are subsequently reclassified to expenses, as applicable, in the consolidated statements of operations in the same period in which the underlying transactions affect the Company's earnings. As of December 31, 2023, foreign exchange forward currency contracts designated as hedging instruments had a notional amount of $10.8 million. These contracts have 30 days maturities.

5. **Leases**

The Company leases various facilities in the United States, Asia and Europe under non-cancellable operating lease arrangements that expire on various dates through July 2027. These arrangements require the Company to pay certain operating expenses, such as taxes, repairs and insurance, and contain renewal and escalation clauses.

The table below presents the Company's right-of-use assets and lease liabilities as of December 31, 2023 (in thousands):

	As of December 31, 2023
Operating leases	
Right-of-use assets:	
Other non-current assets	$16,376
Total right-of-use assets	$16,376
Lease liabilities:	
Accrued liabilities	$ 4,998
Other non-current liabilities	11,822
Total operating lease liabilities	$16,820

The aggregate future lease payments for the Company's operating leases as of December 31, 2023 were as follows (in thousands):

2024	$ 5,464
2025	4,958
2026	4,892
2027	2,441
2027	—
Total lease payments	17,755
Less: imputed interest	(935)
Present value of lease liabilities	$16,820

The components of lease costs were as follows (in thousands):

	Year Ended December 31, 2023
Operating lease costs	$4,389
Short-term lease costs	495
Total lease costs	$4,884

Average lease terms and discount rates for the Company's operating leases were as follows (in thousands):

	As of December 31, 2023
Weighted-average remaining term (in years)	3.4
Weighted-average discount rate	3.19%

Supplemental cash flow information for the Company's operating leases were as follows (in thousands):

	Year Ended December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$5,342
Right-of-use assets obtained in exchange for new lease liabilities	$ —

Corporate Headquarters Lease

On May 2, 2019, the Company entered into a sublease agreement (the "Sublease") with Marvell Semiconductor, Inc. ("Sublandlord") for its corporate headquarters and research and development space located at 2300 Orchard Parkway, San Jose, California, 95131 (the "Premises"). The term of the Sublease is approximately eight years and began on December 1, 2019, the date the Company commenced business operations at the Premises. The Sublease provides for monthly base rent of approximately $262,000 per month for the first year with annual increases thereafter. The total base rent through the end of the term of the Sublease will total approximately $33.8 million. In addition to base rent, the Company will also be responsible for operating and other facility expenses. The Company has accounted for the lease under ASC 842 and has a right-of-use asset of $16.4 million recorded in other non-current assets and has lease liabilities of $5.0 million and $11.8 million, recorded in accrued liabilities and other non-current liabilities, respectively, in the consolidated balance sheet as of December 31, 2023. The Company had a right-of-use asset of $21.2 million recorded in other non-current assets and has lease liabilities of $4.8 million and $16.8 million, recorded in accrued liabilities and other non-current liabilities, respectively, in the consolidated balance sheets as of December 31, 2022.

6. Other Balance Sheet Accounts Details

Accounts Receivable Allowance for Credit Losses

The following table presents the changes in the Company's accounts receivable allowance for credit losses (in thousands):

	As of December 31, 2023	As of December 31, 2022
Allowance for credit losses, beginning balance	$ 32	$ 543
Increase (decrease) in allowance	1,181	(202)
Write-offs	(808)	(309)
Allowance for credit losses, ending balance	$ 405	$ 32

Inventory

Inventory consisted of the following (in thousands):

	As of December 31, 2023	As of December 31, 2022
Raw materials	$15,473	$12,771
Finished goods	8,049	6,922
Total inventory	$23,522	$19,693

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31, 2023	As of December 31, 2022
Prepaid expenses	$ 6,143	$ 5,310
Deferred contract acquisition costs	6,177	6,144
Other	2,375	1,927
Prepaid expenses and other current assets	$14,695	$13,381

Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	Useful Life (in years)	As of December 31, 2023	As of December 31, 2022
Equipment	1 to 5	$ 31,174	$ 27,028
Software	1 to 6	5,339	2,537
Furniture and fixtures	1 to 7	520	503
Leasehold improvements	Lease term	3,207	3,267
Construction in progress		13,731	9,152
Property and equipment, gross		53,971	42,487
Less: accumulated depreciation		(24,095)	(22,744)
Property and equipment, net		$ 29,876	$ 19,743

Depreciation and amortization expense on property and equipment was $4.6 million, $2.7 million and $2.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Internally Developed Software to be Marketed and Sold

During the years ended December 31, 2023, 2022 and 2021, capitalized costs associated with internally developed software to be marketed and sold totaled $0.5 million, $2.1 million and $2.6 million, respectively. During the year ended December 31, 2023, amortization cost totaled $0.3 million. During the years ended December 31, 2023 and 2022, impairment cost totaled $3.0 million and $0.6 million, respectively. As of December 31, 2023, 2022 and 2021, the unamortized capitalized balance was $3.0 million, $5.8 million and $4.2 million, respectively.

Intangible Assets

Purchased intangible assets, net, consisted of the following (in thousands):

	As of December 31, 2023			As of December 31, 2022		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Developed technology	$5,050	$(5,050)	$—	$5,050	$(5,050)	$—
Patents	2,936	(2,936)	—	2,936	(2,936)	—
Total	$7,986	$(7,986)	$—	$7,986	$(7,986)	$—

Amortization expense related to purchased intangible assets was $0.9 million for the year ended December 31, 2021. Purchased intangible assets were fully amortized as of December 31, 2021.

Other Non-Current Assets

Other non-current assets consisted of the following (in thousands):

	As of December 31, 2023	As of December 31, 2022
Right-of-use assets	$16,376	$21,197
Deferred contract acquisition costs	4,371	4,290
Deposits	1,704	1,739
Other	1,626	655
Total other non-current assets	$24,077	$27,881

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31, 2023	As of December 31, 2022
Accrued compensation and benefits	$ 7,633	$19,832
Accrued tax liabilities	1,429	1,635
Lease liabilities	4,998	4,792
Other	7,328	10,924
Total accrued liabilities	$21,388	$37,183

Other Non-Current Liabilities

Other non-current liabilities consisted of the following (in thousands):

	As of December 31, 2023	As of December 31, 2022
Lease liabilities	$11,822	$16,846
Other	365	347
Total other non-current liabilities	$12,187	$17,193

7. Commitments and Contingencies

Legal Proceedings

Litigation

From time to time, we may be party or subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Some of these proceedings involve claims that are subject to substantial uncertainties and unascertainable damages. We make a provision for a liability when it is both probable

that a liability has been incurred and the amount of the loss can be reasonably estimated. Unless otherwise specifically disclosed in this note, we have determined that no provision for liability nor disclosure is required related to any claim against us because: (a) there is not a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to such claim; (b) a reasonably possible loss or range of loss cannot be estimated; or (c) such estimate is immaterial.

Investigations

In January 2023, the Company identified a cyber-security incident in its corporate IT infrastructure (not related to any of the Company's products or solutions used by its customers) (the "Cyber Incident"). Upon detecting the incident, the Company launched an investigation and engaged the services of cyber-security experts and advisors, incident response professionals and external counsel to support the investigation. While, to date, this incident has not had a material impact on our operations, it did result in additional expense incurred in connection with the investigation.

Lease Commitments

The Company leases various operating spaces in the United States, Asia and Europe under non-cancelable operating lease arrangements that expire on various dates through July 2027. These arrangements require us to pay certain operating expenses, such as taxes, repairs and insurance, and contain renewal and escalation clauses. The Company recognizes rent expense under these arrangements on a straight-line basis over the term of the lease.

The Company has open purchase commitments with third-party contract manufacturers with facilities in Taiwan to supply nearly all of our finished goods inventories, spare parts, and accessories. These purchase orders are expected to be paid within one year of the issuance date. The Company had open purchase commitments with manufactures in Taiwan totaling $14.4 million as of December 31, 2023.

The following table summarizes our non-cancelable operating leases as of December 31, 2023 (in thousands):

Years Ending December 31,	Operating Leases
2024.	$ 5,464
2025.	4,958
2026.	4,892
2027.	2,441
Thereafter	—
Total.	$17,755

Rent expense was $4.9 million, $4.9 million and $5.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Guarantees and Indemnifications

In the normal course of business, we provide indemnifications to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Other guarantees or indemnification arrangements include guarantees of product and service performance, and standby letters of credit for lease facilities and corporate credit cards. We have not recorded a liability related to these indemnifications and guarantee provisions and our guarantees and indemnification arrangements have not had any significant impact on our consolidated financial statements to date.

8. Equity Incentive Plans, Stock-Based Compensation and Stock Repurchase Program

Equity Incentive Plans

2014 Equity Incentive Plan and 2023 Stock Incentive Plan

The 2014 Equity Incentive Plan (the "2014 Plan") was in effect until it was replaced by the 2023 Stock Incentive Plan (the "2023 Plan") on April 1, 2023. Both the 2014 Plan and 2023 Plan provide for the granting of stock options, restricted stock awards, restricted stock units ("RSUs"), market performance-based RSUs ("PSUs"), stock appreciation rights, performance units and performance shares to our employees, consultants and members of our Board of Directors. As of December 31, 2023, we had 4,938,541 shares available for future grant under the 2023 Plan.

Like the 2014 Plan, the shares authorized for the 2023 Plan increase annually on January 1 by the least of (i) 8,000,000 shares, (ii) 5% of the outstanding shares of common stock on the last day of our immediately preceding fiscal year, or (iii) such other amount as determined by our Board of Directors. Our Board of Directors determined the current shares authorized under the 2023 Plan were sufficient for the time being and decided not to increase the number of shares authorized on January 1, 2024.

To date, the Company has granted stock options, RSUs and PSUs. Stock options expire no more than 10 years from the grant date and generally vest over four years. In the case of an incentive stock option granted to an employee, who at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant, and the incentive stock option will expire no later than five years from the date of grant. For incentive stock options granted to any other employees and nonstatutory stock options granted to employees, consultants, or members of our Board of Directors, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. RSUs and PSUs generally vest from one to four years.

2014 Employee Stock Purchase Plan

In October 2018, the Board of Directors approved amending the 2014 Employee Stock Purchase Plan (the "Amended 2014 Purchase Plan") in order to, among other things, reduce the maximum contribution participants can make under the plan from 15% to 10% of eligible compensation. The Amended 2014 Purchased Plan also reflects revised offering periods, which were changed from 24 months to six months in duration and that begin on or about December 1 and June 1 each year, starting in December 2018. The Amended 2014 Purchase Plan permits eligible employees to purchase shares of our common stock through payroll deductions with up to 10% of their pre-tax eligible earnings subject to certain Internal Revenue Code ("IRC") limitations. The purchase price of the shares is 85% of the lower of the fair market value of our common stock on the first day of a six-month offering period or the relevant purchase date. In addition, no participant may purchase more than 1,500 shares of common stock in each purchase period.

Employees purchased 299,425 shares at an average price of $11.59 per share and with an aggregate intrinsic value of $0.6 million during the year ended December 31, 2023. Employees purchased 274,937 shares at an average price of $12.88 per share and with an aggregate intrinsic value of $1.2 million during the year ended December 31, 2022. Employees purchased 434,547 shares at an average price of $7.46 per share and with an aggregate intrinsic value of $2.1 million during the year ended December 31, 2021. The intrinsic value is calculated as the difference between the market value on the date of purchase and the purchase price of the shares. As of December 31, 2023, we had 812,277 shares available for future issuance under the Amended 2014 Purchase Plan.

Stock-Based Compensation

A summary of our stock-based compensation expense is as follows (in thousands):

	Years Ended December 31,		
	2023	**2022**	**2021**
Stock-based compensation by type of award:			
Stock options	$ —	$ —	$ —
Stock awards	12,999	11,995	13,302
Employee stock purchase rights	1,082	1,336	1,120
Total	$14,081	$13,331	$14,422
Stock-based compensation by category of expense:			
Cost of revenue	$ 1,702	$ 1,556	$ 1,580
Sales and marketing	3,722	4,556	4,306
Research and development	3,232	3,346	3,906
General and administrative	5,425	3,873	4,630
Total	$14,081	$13,331	$14,422

As of December 31, 2023, the Company had $31.0 million of unrecognized stock-based compensation expense related to unvested stock-based awards, including ESPP under our Amended 2014 Purchase Plan, which will be recognized over a weighted-average period of 2.5 years.

Fair Value Determination

The fair values of employee stock purchase rights were estimated as of the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,		
	2023	2022	2021
Expected term (in years)	0.5	0.5	0.5
Risk-free interest rate	5.3%	0.9%	0.1%
Expected volatility	42%	58%	58%
Dividend rate	1.80%	1.25%	0.60%

- **Expected Term.** We estimate the expected life of options based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. The expected term for the employee stock purchase rights is based on the term of the purchase period.

- **Risk-Free Interest Rate.** The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected terms of stock options and the employee stock purchase rights.

- **Expected Volatility.** For stock options, due to the limited trading history of our own common stock, we determined the share price volatility factor based on a combination of the historical volatility of our own common stock and the historical volatility of our peer group for the stock options. For employee stock purchase rights, we used the historical volatility of our own common stock.

- **Dividend Rate.** In December 2021, the Company paid its first quarterly cash dividend in the amount of $0.05 per share of common stock outstanding and increased the amount to $0.06 per share in the three months ended December 31, 2022. For the years ended December 31, 2023, 2022 and 2021, the expected dividend rate assumes cash dividends will total $0.24, $0.24 and $0.20 per common share outstanding annually, respectively.

Stock-based compensation expense related to shares not purchased due to terminations, or forfeitures, is reversed on the date of forfeiture.

Stock Options

The following tables summarize our stock option activities and related information:

	Number of Shares (thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value[1] (thousands)
Outstanding as of December 31, 2022	279	$6.59		
Granted	—	—		
Exercised	(199)	7.37		
Canceled	—	—		
Outstanding as of December 31, 2023	80	$4.63	0.83	$679
Vested and exercisable as of December 31, 2023	80	$4.63	0.83	$679

---

(1) The aggregate intrinsic value represents the excess of the closing price of our common stock of $13.17 as of December 31, 2023 over the exercise price of the outstanding in-the-money options.

No stock options were granted in years ended December 31, 2022, 2021 and 2020.

The intrinsic value of options exercised is as follows (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Intrinsic value of options exercised[1]	$1,440	$5,744	$5,911

---

(1) Intrinsic value of options exercised is the difference between the closing price of our common stock at the time of exercise and the exercise price paid.

Stock Awards

The Company has granted RSUs to its employees, consultants and members of its Board of Directors, and PSUs to certain executives and employees. The Company's PSUs have market performance-based vesting conditions as well as service-based vesting conditions. As of December 31, 2023, there were 2,386,043 RSUs outstanding that were unvested and 630,479 PSUs outstanding that had not yet achieved their market-performance vesting conditions.

The following table summarizes our stock award activities and related information:

	Number of Shares (thousands)	Weighted-Average Grant Date Fair Value Per Share	Weighted-Average Remaining Vesting Term (years)
Nonvested as of December 31, 2022	3,218	$11.14	
Granted	1,642	14.04	
Released	(1,381)	9.80	
Canceled	(462)	12.32	
Nonvested as of December 31, 2023	3,017	$13.15	1.78

Following is additional information pertaining to our stock award activities (in thousands, except per share data):

	Years Ended December 31,		
	2023	2022	2021
Weighted-average grant date fair value of stock awards granted (per share)	$ 14.04	$ 13.76	$ 11.75
Total fair value of stock awards released (vested) during the period	$13,535	$12,226	$11,536

Repurchase Agreement

On September 8, 2022, the Company entered into a Common Stock Repurchase Agreement with entities affiliated with Summit Partners whereby the Company purchased 3.5 million shares of common stock for $12.75 per share, or an aggregate purchase price of $44.6 million. The common shares repurchased are held in treasury and accounted for under the cost method.

Stock Repurchase Programs

On October 28, 2021, the Company announced its Board of Directors authorized a stock repurchase program of up to $100 million of its common stock over a period of twelve months. On November 1, 2022, the Company announced its Board of Directors had authorized a stock repurchase program of up to $50 million of its common stock over a period of twelve months. These repurchase programs expired after being active for twelve months. On November 7, 2023, the Company announced its Board of Directors had authorized a stock repurchase program of up to $50 million of its common stock over a period of twelve months. As of December 31, 2023, the Company had $49.7 million available to repurchase shares under the latest program. Under all programs, repurchased shares are held in treasury at cost. The Company's stock repurchase programs do not obligate us to acquire any specific number of shares. Shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

To date, all repurchases under these programs have occurred in the open market. During the year ended December 31, 2023, the Company repurchased 1.3 million shares for a total cost of $16.0 million. During the year ended December 31, 2022, the Company repurchased 6.1 million shares for a total cost of $79.3 million. During the year ended December 31, 2021, the Company repurchased 1.7 million shares for a total cost of $18.3 million.

9. Net Income Per Share

Basic net income per share is computed using the weighted average number of common shares outstanding for the period. Diluted net income per share is computed using the weighted average number of common shares outstanding for the period plus potential dilutive common shares, including stock options, RSUs, PSUs and employee stock purchase rights, unless the potential common shares are anti-dilutive.

The following table presents common shares related to potentially dilutive shares excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Stock options, RSUs, PSUs and employee stock purchase rights	93	94	428

10. Income Taxes

The geographical breakdown of income (loss) before income taxes is as follows (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Domestic income	$41,105	$52,231	$29,088
Foreign income.	2,690	485	2,554
Income before income taxes	$43,795	$52,716	$31,642

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Current provision for income taxes:			
Federal	$ 329	$ —	$ —
State	2,016	1,107	18
Foreign.	1,228	1,917	1,565
Total current	3,573	3,024	1,583
Deferred tax expense (benefit):			
Federal	$ 1,374	$2,206	$(58,103)
State	(1,265)	656	(6,880)
Foreign.	143	(78)	155
Total deferred	252	2,784	(64,828)
Provision for (benefit from) income taxes.	$ 3,825	$5,808	$(63,245)

The reconciliation of the statutory federal income taxes and the provision for (benefit from) income taxes is as follows (in thousands, except percentages):

	Years Ended December 31,					
	2023		2022		2021	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Tax at statutory rate	$ 9,197	21.0%	$11,070	21.0%	$ 6,645	21.0%
State tax – net of federal benefits	751	1.7	1,531	2.9	(6,866)	(21.7)
Foreign rate differential	954	2.2	1,737	3.3	1,184	3.7
Changes in federal valuation allowance.	210	0.5	—	—	(63,153)	(199.6)
Stock-based compensation	(1,083)	(2.5)	(1,992)	(3.8)	(908)	(2.9)
Non-deductible meals and entertainment expenses.	398	0.9	252	0.5	67	0.2
Other permanent items	5	—	73	0.1	385	1.3
Federal tax credits – net of uncertain tax positions.	(4,047)	(9.2)	(3,844)	(7.3)	(480)	(1.5)

	Years Ended December 31,					
	2023		**2022**		**2021**	
	Amount	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**
Amended return true-up	(8)	—	(4,176)	(7.9)	—	—
Foreign-derived intangible income deduction	(3,585)	(8.2)	—	—	—	—
162(m) limitation on officers compensation	1,221	2.8	998	1.9	268	0.8
Other	(188)	(0.4)	159	0.3	(387)	(1.2)
	$ 3,825	8.7%	$ 5,808	11.0%	$(63,245)	(199.9)%

Deferred tax balances are comprised of the following (in thousands):

	As of December 31, 2023	As of December 31, 2022
Deferred tax assets:		
Net operating loss carryforwards	$ 3,799	$ 11,954
Research and development credits, net of uncertain tax positions...............	36,592	32,837
Accruals, reserves and other	18,433	22,041
Stock-based compensation	1,475	1,912
Depreciation and amortization	(1,052)	229
Operating lease liability	3,669	4,459
Capitalized research and development expenses............................	23,497	12,075
Gross deferred tax assets	86,413	85,507
Valuation allowance	(17,588)	(15,581)
Total deferred tax assets...	68,825	69,926
Deferred tax liabilities:		
Deferred contract acquisition costs	(2,429)	(2,341)
Operating lease right-of-use asset	(3,533)	(4,336)
Other	(138)	(66)
Total deferred tax liabilities	(6,100)	(6,743)
Net deferred tax assets	$ 62,725	$ 63,183

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Primarily based upon a strong earnings history, expectation of future taxable income, with the exception of certain state tax attributes, we believe that a significant amount of the deferred tax assets would be realized on a more likely than not basis. Therefore we released the valuation allowance on our U.S. deferred tax assets except for state credits in 2021. For the years ended December 31, 2023 and 2022, the valuation allowance increased by $2.0 million and $1.8 million, respectively.

Companies subject to the Global Intangible Low-Taxed Income provision ("GILTI") have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for outside basis temporary differences expected to reverse as GILTI. We have elected to account for GILTI as a period cost.

As of December 31, 2023 we had no U.S. federal NOL carryforward balance. As of December 31, 2022, we had U.S. federal NOL carryforwards of $39.0 million. As of December 31, 2023 and 2022, we had state NOL carryforwards of $54.9 million and $62.0 million, respectively. The state NOL carryforwards expire in various years ending between 2023 and 2039, if not utilized.

Additionally, as of December 31, 2023 and 2022, we had U.S. federal research and development credit carryforwards of $22.8 million and $20.4 million, respectively, and state research and development credit carryforwards of $25.3 million and $22.8 million, respectively. The federal credit carryforwards will begin to expire at various dates beginning in 2031 while the state credit carryforwards can be carried over indefinitely.

Utilization of the NOL and credit carryforwards may be subject to an annual limitation provided for in IRC Sections 382 and 383 and similar state codes. Any annual limitation could result in the expiration of NOL and credit carryforwards before utilization. The Company believes NOL's will not expire unused as a result of any Section 382 annual limitations.

Additionally, as of December 31, 2023 and 2022, we had U.S. foreign tax credit carryforwards of $0.4 million and $6.2 million, respectively.

With respect to our undistributed foreign subsidiaries' earnings, we consider those earnings to be indefinitely reinvested and, accordingly, no related provision for U.S. federal and state income taxes has been provided. Our intention has not changed subsequent to the one-time transition tax under the Tax Cuts and Jobs Act of 2017 (the "Tax Act"). Upon distribution of those earnings in the form of dividends or otherwise, we may be subject to both U.S. income taxes subject to an adjustment for foreign tax credits and withholding taxes in the various countries. As of December 31, 2023 and 2022, the undistributed earnings approximated $18.5 million and $16.6 million, respectively. Our undistributed earnings through December 31, 2017, have been taxed under the one-time transition tax under the Tax Act.

Uncertain Tax Positions

As of December 31, 2023, 2022 and 2021, we had gross unrecognized tax benefits of $7.6 million, $7.1 million and $6.8 million, respectively. Accrued interest expense related to unrecognized tax benefits is recognized as part of our income tax provision in our consolidated statements of operations and was immaterial for the years ended December 31, 2022, 2021 and 2020. Our policy for classifying interest and penalties associated with unrecognized income tax benefits is to exclude such items in income tax expense.

The activity related to the unrecognized tax benefits is as follows (in thousands):

| | Years Ended December 31, | | |
	2023	2022	2021
Gross unrecognized tax benefits – beginning balance	$7,077	$6,841	$4,585
Increases (decreases) related to tax positions from prior years	27	(226)	1,793
Increases related to tax positions taken during current year	580	462	463
Releases / statute lapses	(109)	—	—
Gross unrecognized tax benefits – ending balance	$7,575	$7,077	$6,841

These amounts are related to certain deferred tax assets with a corresponding valuation allowance. As of December 31, 2023, the total amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $3.7 million. We do not anticipate a material change to our unrecognized tax benefits over the next twelve months. Unrecognized tax benefits may change during the next twelve months for items that arise in the ordinary course of business.

The Company is subject to taxation in the United States, various states, and several foreign jurisdictions. Because the Company has NOL and credit carryforwards, there are open statutes of limitations in which federal, state and foreign taxing authorities may examine our tax returns for all years from 2005 through the current period. The Company is not currently under examination by any taxing authorities.

The Tax Cuts and Jobs Act of 2017 ("TCJA") amended Section 174 to require research and experimental ("R&E") expenses incurred in tax years beginning on or after January 1, 2022, to be capitalized and amortized over five years (fifteen years for expenditures attributable to R&E activity performed outside the United States) using a half-year convention. Prior to the amendment, Section 174 expenses were allowed to be expensed in the year incurred. In 2023, the Company is capitalizing $44.8 million of US R&E expenses (amortizable over 5 years) and $18.1 million of R&E expenses performed outside the US (amortizable over 15 years) which results in unfavorable book/tax differences as a temporary adjustment. Since the Section 174 impact is a temporary difference, no material impact to tax expense is expected.

11. Segment Information

The following table depicts the disaggregation of revenue by geographic region based on the ship to location of our customers and is consistent with how we evaluate our financial performance (in thousands):

	Years Ended December 31,		
	2023	**2022**	**2021**
Americas	**$132,745**	**$148,673**	**$121,169**
United States	*113,766*	*129,397*	*99,484*
Americas-other	*18,979*	*19,276*	*21,685*
APJ	**77,606**	**89,702**	**90,374**
APAC	*29,748*	*32,986*	*28,674*
Japan	*47,858*	*56,716*	*61,700*
EMEA	**41,349**	**41,963**	**38,499**
Total	**$251,700**	**$280,338**	**$250,042**

The APJ region comprises Japan and all other countries in APAC (excluding Japan).

The following table is a summary of our long-lived assets which include property and equipment, net and right-of-use assets based on the physical location of the assets (in thousands):

	As of December 31, 2023	As of December 31, 2022
Americas	$43,782	$37,420
Japan	1,096	1,852
Other	1,374	1,668
Total	$46,252	$40,940

12. Employee Benefit Plan

The Company has a profit sharing plan that qualifies under IRC Section 401(k), which is offered to all of its United States employees. Participants in the plan may elect to contribute up to $22,500 of their annual compensation to the plan for the 2023 calendar year and $23,000 for the 2024 calendar year. Individuals who are 50 or older may contribute an additional $7,500 of their annual income in both 2023 and 2024. The Company typically matches 50% of the first 6% of the employee's eligible compensation for a maximum employer contribution of $2,500 per participant per year. The Company's matching contributions totaled $1.2 million, $1.1 million and $0.5 million during the years ended December 31, 2023, 2022 and 2021, respectively.

13. Subsequent Event

On February 6, 2024, the Company announced its Board of Directors declared a quarterly dividend. The dividend, in the amount of $0.06 per share of common stock outstanding, will be paid on March 1, 2024, to shareholders of record on February 16, 2024 as a return of capital. Future dividends will be subject to further review and approval by the Board in accordance with applicable law. The Board of Directors reserves the right to adjust or withdraw the quarterly dividend in future periods as it reviews the Company's capital allocation strategy from time to time.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022, as required by Rule 13a-15(b) under the Securities Exchange Act of 1934, or the Exchange Act. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits to the SEC, under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and financial officers, as appropriate to enable timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that our management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Our Chief Executive Officer and Chief Financial Officer, as our principal executive officer and principal financial officer, respectively, concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023, and that the consolidated financial statements included in this Form 10-K present fairly, in all material respects and in conformity with U.S. GAAP, our financial position, results of operations and cash flows for the periods presented.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting consists of policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our internal control over financial reporting is designed by, and under the supervision of our principal executive officer and principal financial officer and effected by our Board of Directors, management, and others. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with internal control policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth in the *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its report, which is included in this Annual Report on Form 10-K.

Changes to Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2023, which were identified in connection with management's evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B.   Other Information

Insider Adoption or Termination of Trading Arrangements

On October 4, 2023, the trading plan of Dhrupad Trivedi, President, Chief Executive Officer and Chairman, dated June 12, 2023, intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act ("Rule 10b5-1(c)") to sell up to 60,606 shares of our common stock between November 7, 2023 and November 9, 2023, subject to certain conditions, terminated, under which no shares were ultimately sold. Subsequently, on November 27, 2023, Mr. Trivedi adopted a trading plan intended to satisfy Rule 10b5-1(c) with respect to the sale of up to 60,606 shares of our common stock between March 5, 2024 and May 16, 2024 (unless earlier terminated pursuant to the terms of the plan or upon the date all shares under the plan are sold).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference from the information under the captions "Election of Directors" and "Board of Directors and Corporate Governance" contained in our proxy statement to be filed with the SEC in connection with the solicitation of proxies for our 2023 Annual Meeting of Stockholders pursuant to Regulation 14A (the "Proxy Statement").

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure for delinquent reports is being made, it can be found under the caption "Delinquent Section 16(a) Reports" in our Proxy Statement and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics applicable to our employees including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is available free of charge, on our website's investor relations page at https://investors.A10networks.com within the "Governance — Governance Documents" section. We will post amendments or waivers relating to our Code of Business Conduct and Ethics for directors and executive officers on the same website referenced in this paragraph.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference from the information under the captions "Election of Directors," "Director Compensation," "Compensation Discussion and Analysis," "Corporate Governance Guidelines and Code of Business Conduct and Ethics," "Compensation Committee Report" and "Executive Compensation" contained in the Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information under the captions "Equity Compensation Plan Information," "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" contained in the Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the information under the captions "Board of Directors and Corporate Governance" and "Related Person Transactions" contained in the Proxy Statement.

Item 14.   Principal Accounting Fees and Services

The information required by this item is incorporated by reference from the information under the captions "Report of the Audit Committee" and "Ratification of the Appointment of Independent Registered Public Accounting Firm" contained in the Proxy Statement.

PART IV

Item 15.   Exhibits, Financial Statement Schedules

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

1.   Consolidated Financial Statements

Our consolidated financial statements are listed in the Index to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

2.   Consolidated Financial Statement Schedules

All other schedules have been omitted as they are not required, not applicable, or the required information is otherwise included.

3.   Exhibits

The following exhibits are filed with or incorporated by reference in this report, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	SEC File No.	Exhibit Number	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-36343	3.1	December 6, 2019	
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-36343	3.2	December 6, 2019	
4.1	Form of common stock certificate of the Registrant	S-1/A	333-194015	4.1	March 10, 2014	
4.2	Amended and Restated Investors' Rights Agreement among the Registrant and certain holders of its capital stock, amended as of October 4, 2013	S-1/A	333-194015	4.2	March 10, 2014	
4.3	Description of the Registrant's securities	10-K	001-36343	4.3	March 10, 2020	
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	S-1/A	333-194015	10.1	March 10, 2014	
10.2*	2008 Stock Plan and forms of agreements thereunder	10-Q	001-36343	10.2	May 13, 2014	
10.3*	Amended and Restated 2014 Equity Incentive Plan	10-Q	001-36343	10.1	August 6, 2015	
10.4*	Amended 2014 Employee Stock Purchase Plan	10-K	001-36343	10.4	March 10, 2020	
10.5*	2014 Employee Stock Purchase Plan and forms of agreements thereunder	S-1/A	333-194015	10.5	March 10, 2014	
10.6*	Form of Stock Option Agreement pursuant to the 2008 Stock Plan	10-Q	001-36343	10.2	August 4, 2014	
10.7*	Form of Stock Option Agreement- Early Exercise pursuant to the 2008 Stock Plan	10-Q	001-36343	10.3	August 4, 2014	
10.8*	Form of Stock Option Agreement pursuant to the Amended and Restated 2014 Equity Incentive Plan	10-Q	001-36343	10.4	August 4, 2014	
10.9*	Form of Restricted Stock Unit Agreement pursuant to the Amended and Restated 2014 Equity Incentive Plan	10-Q	001-36343	10.5	August 4, 2014	
10.10*	Offer Letter, dated November 12, 2019, by and between the Registrant and Dhrupad Trivedi	8-K	001-36343	10.2	November 21, 2019	
10.11*	Form of CEO Change in Control and Severance Agreement	8-K	001-36343	10.3	November 21, 2019	
10.13	Reseller Agreement, dated April 2, 2009, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.12	February 18, 2014	
10.14	First Amendment to Reseller Agreement, dated May 19, 2011, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.13	February 18, 2014	
10.15	Second Amendment to Reseller Agreement, dated April 1, 2011, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.14	February 18, 2014	
10.16	Third Amendment to Reseller Agreement, dated April 1, 2011, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.15	February 18, 2014	
10.17	Fourth Amendment to Reseller Agreement, dated October 3, 2011, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.16	February 18, 2014	
10.18	Fifth Amendment to Reseller Agreement, dated April 2, 2012, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.17	February 18, 2014	
10.19	Sixth Amendment to Reseller Agreement, dated November 29, 2012, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.18	February 18, 2014	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	SEC File No.	Exhibit Number	Filing Date	
10.20	Seventh Amendment to Reseller Agreement, dated April 9, 2013, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.19	February 18, 2014	
10.21	Eighth Amendment to Reseller Agreement, dated October 22, 2013, by and between the Registrant and NEC Corporation	S-1/A	333-194015	10.2	February 18, 2014	
10.22	Ninth Amendment to Reseller Agreement, executed on April 22, 2014, by and between the Registrant and NEC Corporation	10-Q	001-36343	10.1	August 4, 2014	
10.23	Manufacturing Services Agreement, dated December 8, 2006, by and between the Registrant and Lanner Electronics (USA)	S-1/A	333-194015	10.21	February 18, 2014	
10.24	Amendment No. 1 to Manufacturing Services Agreement, dated June 27, 2013, by and between the Registrant and Lanner Electronics (USA)	S-1/A	333-194015	10.22	February 18, 2014	
10.25	Contract Manufacturer Agreement, dated July 1, 2008, by and between the Registrant and AEWIN Technologies, Inc.	S-1/A	333-194015	10.23	February 18, 2014	
10.26	Amendment No. 1 to Contract Manufacturer Agreement, dated June 30, 2014, by and between the Registrant and AEWIN Technologies, Inc.	10-K	001-36343	10.31	March 11, 2015	
10.27*	Form of Change in Control and Severance Agreement	S-1/A	333-194015	10.25	March 10, 2014	
10.28*	Executive Incentive Compensation Plan	10-K	001-6343	10.32	March 1, 2016	
10.29	Sublease Agreement, dated May 2, 2019, by and between Marvell Corporation and the Registrant	10-Q	001-36343	10.1	May 8, 2019	
10.30	Common Stock Repurchase Agreement, dated as of September 8, 2022, between A10 Networks, Inc. and Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P.	8-K	001-36343	10.1	September 9, 2022	
21.1	List of subsidiaries of the Registrant	10-K	001-36343	21.1	March 10, 2020	
23.1	Consent of Grant Thornton LLP, independent registered public accounting firm					X
23.2	Consent of Armanino LLP, independent registered public accounting firm					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act					X
32.1 **	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act					X
32.2 **	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act					X
97	A10 Networks, Inc. Policy for the Recovery of Erroneously Awarded Compensation					X
101.INS	XBRL Instance Document.					X
101.SCH	XBRL Taxonomy Extension Schema Document.					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X

| Exhibit Number | Description | Incorporated by Reference | | | | Filed Herewith |
		Form	SEC File No.	Exhibit Number	Filing Date	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)					X

---

* Indicates a management contract or compensatory plan.

** The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of A10 Networks, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

A10 NETWORKS, INC.

Date: February 29, 2024   By: /s/ Dhrupad Trivedi

Dhrupad Trivedi
Chief Executive Officer and President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Dhrupad Trivedi Dhrupad Trivedi	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	February 29, 2024
/s/ Brian Becker Brian Becker	Chief Financial Officer (Principal Financial and Accounting Officer)	February 29, 2024
/s/ Tor R. Braham Tor R. Braham	Director	February 29, 2024
/s/ Peter Y. Chung Peter Y. Chung	Director	February 29, 2024
/s/ Eric Singer Eric Singer	Director	February 29, 2024
/s/ Dana Wolf Dana Wolf	Director	February 29, 2024

Board of Directors



Dhrupad Trivedi
President, Chief Executive Officer and Chairperson



Tor R. Braham
Director



Peter Y. Chung
Director



Eric Singer
Lead Independent Director



Dana Wolf
Director

Management Team



Dhrupad Trivedi
President, Chief Executive Officer and Chairperson



Karen Thomas
Executive Vice President of Worldwide Sales and Marketing



Brian Becker
Chief Financial Officer



Mikko Disini
Vice President of Product Line Management



Andrew Kim
Vice President of Worldwide Human Resources



Eric Kwok
Vice President of Worldwide Support and Services



Sean Pike
Head of Information Security



Bret Sloan
Head of Global Operations



Scott Weber
General Counsel



Aris Wong
Vice President of Worldwide Engineering

Additional Corporate Information

Investor Relations

2300 Orchard Pkwy.
San Jose, CA 95131
investors@A10networks.com
investors.A10networks.com

Transfer Agent and Registrar

Computershare Trust Company
N.A. 250 Royall Street
Canton, MA 02021
Phone: (800) 962-4284